BRILLIANT EARTH

FISCAL YEAR 2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-40836

Brilliant Earth Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**87-1015499**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
300 Grant Avenue, Third Floor	
San Francisco, CA	**94108**
(Address of principal executive offices)	(Zip Code)

(800) 691-0952

(Registrant's telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	BRLT	The Nasdaq Global Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatement that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates was $29.1 million based on the closing price as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the Nasdaq Global Market on such date.

As of March 10, 2025, there were 14,433,900 shares of the registrant's Class A common stock, $0.0001 par value per share, outstanding, 35,835,012 shares of the registrant's Class B common stock, $0.0001 par value per share, outstanding, 49,119,976 shares of the registrant's Class C common stock, $0.0001 par value per share, outstanding and no shares of the registrant's Class D common stock, $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Specifically identified portions of the registrant's definitive proxy statement for the 2024 annual meeting of stockholders, which will be filed no later than 120 days after the end of the registrant's fiscal year ended December 31, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, including, among others, statements regarding expected growth, introduction of new products, market opportunity, future capital expenditures, and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "evolve," "expect," "intend," "may," "plan," "potential," "predict," "seek," "should," "strategy," "target," "will," or "would," or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including the important factors described in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Other sections of this Annual Report on Form 10-K include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. This Annual Report on Form 10-K and the documents that we have filed as exhibits should be read with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report on Form 10-K concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of certain statistical data, estimates, and forecasts contained in this Annual Report on Form 10-K are in the following independent industry reports:

- Bain & Company, The Global Diamond Industry 2021-22, February 2022 ("the Bain Report").
- Statista, Revenue of the Jewelry Industry Worldwide 2020-2029, 2024 ("Statista").

BASIS OF PRESENTATION

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to:

- "we," "us," "our," the "Company," "Brilliant Earth," and similar references refer to Brilliant Earth Group, Inc., and, unless otherwise stated, all of its subsidiaries, including Brilliant Earth, LLC.
- "Continuing Equity Owners" refers collectively to holders of LLC Interests (as defined below) and our Class B common stock and Class C common stock, including our Founders (as defined below) and Mainsail (as defined below), who may, exchange at each of their respective options, in whole or in part from time to time, their LLC Interests (along with an equal number of shares of Class B common stock or Class C common stock (and such shares shall be immediately cancelled), as applicable), for, at our election (determined solely by our independent directors (within the meaning of the Nasdaq rules) who are disinterested), cash or newly-issued shares of our Class A common stock or Class D common stock, as applicable.
- "Founders" refers to Beth Gerstein, our Co-Founder and Chief Executive Officer, Eric Grossberg, our Co-Founder and Executive Chairman, and Just Rocks, Inc., a Delaware corporation, which is jointly owned and controlled by our Founders.
- "LLC Interests" or "LLC Units" refers to the common units of Brilliant Earth, LLC, including those that we purchased with the net proceeds from our initial public offering ("IPO"), which occurred on September 23, 2021.
- "LLC Agreement" refers to Brilliant Earth, LLC's amended and restated limited liability company agreement, which became effective prior to the consummation of the IPO.
- "Mainsail" refers to Mainsail Partners III, L.P., our sponsor and a Delaware limited partnership, and certain funds affiliated with Mainsail Partners III, L.P., including Mainsail Incentive Program, LLC, and Mainsail Co-Investors III, L.P.
- "TRA" refers to the Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners that provides for the payment by Brilliant Earth Group, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) related to certain tax basis adjustments and payments made under the TRA.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. Investors should carefully consider these risks and uncertainties when investing in our Class A common stock. The principal risks and uncertainties affecting our business include the following:

- Fluctuations in the pricing and supply of diamonds, other gemstones, and precious metals, particularly responsibly sourced natural and lab-grown diamonds and repurposed precious metals such as gold, which account for the majority of our merchandise costs, increases in labor costs for manufacturing such as wage rate increases, as well as inflation, and energy prices could adversely impact our sales, earnings and cash availability;

- An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary or inflationary conditions, governmental instability, war and fears of war, and natural disasters may affect consumer purchases, which could reduce demand for our products and harm our business, financial condition, and results of operations;

- If we fail to cost-effectively turn existing customers into repeat customers or to acquire new customers, our business, financial condition, and results of operations would be harmed;

- We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer;

- Increased lead times, and supply shortages and changes in our supply chain, including increased costs, could disrupt our business and have an adverse effect on our operations, financial condition, and results;

- We plan to expand showrooms in the United States ("U.S."), which may expose us to significant risks;

- The fine jewelry retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted;

- If we fail to maintain and enhance our brand, our ability to engage or expand our base of customers may be impaired and our business, financial condition, and results of operations may suffer;

- Our marketing efforts may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our e-commerce and omnichannel approach to shopping for fine jewelry;

- Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage;

- We derive a significant portion of our revenue from sales of our Design Your Own rings. A decline in sales of our Design Your Own rings would negatively affect our business, financial condition, and results of operations;

- Because we have a short history of operating at our current scale, we may be unable to accurately predict operating results, and may be unable to generate sales growth and profitability;

- We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any

significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations;

- Environmental, social, and governance matters may adversely impact our business and reputation;

- Our e-commerce and omnichannel business face distinct risks, and our failure to successfully manage those risks could have a negative impact on our sales and profitability;

- If we are unable to effectively anticipate and respond to changes in consumer preferences and shopping patterns, or are unable to introduce new products or programs that appeal to new or existing customers, our sales and profitability could be adversely affected;

- Our principal asset is our interest in Brilliant Earth, LLC, and, as a result, we depend on distributions from Brilliant Earth, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement (as defined herein). Brilliant Earth, LLC's ability to make such distributions may be subject to various limitations and restrictions;

- The Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial; and

- Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners.

Part I - Financial Information

Item 1. Business

Overview

Brilliant Earth is an innovative, digitally native omnichannel jewelry company, and a global leader in ethically sourced fine jewelry. We offer exclusive designs with superior craftsmanship and supply chain transparency, delivered to customers through a highly personalized omnichannel experience.

Our extensive collection of premium-quality diamond engagement and wedding rings, gemstone rings, and fine jewelry is conceptualized by our leading in-house design studio and then brought to life by expert jewelers. From our award-winning jewelry designs to our responsibly sourced materials, at Brilliant Earth we aspire to exceptional standards in everything we do.

Our mission is to create a more transparent, sustainable, compassionate, and inclusive jewelry industry, and we are proud to offer customers distinctive and thoughtfully designed products that they can truly feel good about wearing.

Our Company

We were founded in 2005 as an e-commerce company with an ambitious mission and a single showroom in San Francisco. We have rapidly scaled our business while remaining focused on our mission and elevating the omnichannel customer experience. Through our intuitive digital commerce platform and personalized individual appointments in our showrooms, we cater to the shopping preferences of tech-savvy next-generation consumers. We create an educational, joyful, and approachable experience that is unique in the jewelry industry. Today, Brilliant Earth has sold to consumers in over 50 countries.

Throughout our history, we have invested in technology to create a seamless customer experience, inform our data-driven decision-making, improve efficiencies, and advance our mission. Our technology enables dynamic product visualization, augmented reality try-on, blockchain-verified transparency, and rapid fulfillment of our flagship Design Your Own product, a custom design process. We leverage data capabilities to improve our marketing and operational efficiencies, personalize the customer experience, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. We believe the Brilliant Earth digital experience drives higher satisfaction, engagement, and conversion both online and in-showroom.

Our made-to-order capabilities and virtual inventory model generate attractive inventory turns allowing us to operate with negative working capital, which we define as our current assets less cash minus our current liabilities. We have achieved strong financial performance and rapid growth since our founding and believe we are in the early stages of realizing our potential in a significant market opportunity.

Below is a summary of our performance for the year ended December 31, 2024:

- Net sales of $422.2 million, compared to $446.4 million for the year ended December 31, 2023;
- Net income of $4.0 million compared to $4.7 million for the year ended December 31, 2023; and
- Net income margin of 0.9% compared to 1.1% for the year ended December 31, 2023.

Our Opportunity

Global Jewelry Market

The global jewelry industry was estimated to be approximately $350 billion in 2024, according to Statista. Despite its size, the jewelry industry is highly fragmented and includes players like mall jewelers, local independent stores, and department stores, among others. According to the Bain Report, approximately 65% of the diamond jewelry retail industry is composed of small retailers. Many small jewelry retailers have struggled to address evolving consumer preferences for personalization and e-commerce, and are further limited by reduced purchasing power and an inventory-heavy model. Many mall jewelers have also been slow to modernize an outdated retail experience, and

face declining foot traffic. We believe the rapidly changing industry provides ample opportunity for Brilliant Earth to take share.

Changing consumer preferences

We believe that Millennial and Gen Z consumers are the largest opportunity for the jewelry industry. These consumers represent the core consumer of bridal-related products and a significant portion of the fine jewelry market. They are drawn to purpose-driven brands, are digitally savvy, engaged with social and environmental issues, and expect to shop whenever and wherever they want at brands that are authentic and help them express their individuality.

As consumers continue to shift purchases online, we believe consumers seek authentic brands with a strong digital presence and an engaged community. They are highly active on social media, where many proposees look for engagement ring inspiration.

While Millennial and Gen Z consumers appreciate digitally native brands, many also want an in-person experience where they can see, touch, and feel products, especially for a high value purchase. They expect to be able to shop when and where they want with a seamless journey between brick-and-mortar and online. This requires strong digital capabilities and a true omnichannel experience.

The Brilliant Earth Difference

The Brilliant Earth Brand

We are a mission-driven, premium brand founded on core values of transparency, compassion, sustainability, and inclusivity. These values resonate strongly with Millennial and Gen Z customers. We thoughtfully develop our brand messaging and customer experience to appeal to all genders, which is important because couples are increasingly shopping together for engagement and wedding rings.

Alongside our mission, we believe our joyful, premium customer experience and unique, exclusive jewelry designs drive our strong brand affinity and loyalty. Since our founding, we have fostered deep connections with our highly engaged community, leading to an outsized social media presence. We believe our brand resonance, authentic content, and focus on staying ahead of social trends have contributed to our leading engagement rates.

Exceptional Omnichannel Customer Experience

We have reimagined the jewelry shopping experience with our seamless omnichannel model which aims to allow our customers to shop anywhere, anytime and have joyful, personalized, and meaningful experiences on our website and in our showrooms. For those who shop online, we deliver a leading mobile-first digital platform with dynamic visualization that brings the product to life, and innovative technology that streamlines the customer journey. For those who want to shop in-store, we provide personalized and curated individual appointments. Customers meet with a dedicated jewelry consultant in a fun, relaxing, and educational environment that fosters lasting connections and propels strong engagement and conversion across channels. Dedicated jewelry consultants are available at every step of each customer's journey via chat, phone, email, virtual appointment, or in our showrooms, which we believe drives strong engagement and high customer satisfaction. These consultants strive to create lasting connections with customers.

As of December 31, 2024, we had 40 showrooms across the United States. Our showrooms are in prime destinations in major metro areas, including ground, mall or upper floor locations in areas with premium retail adjacencies. We leverage data—including our own first-person customer data, revenue, e-commerce behavior, population and demographic data, and market growth—to inform our showroom real estate decisions. We believe our showrooms accelerate our financial performance in the markets where they are located.

Customer Focused Innovative, Data-Driven Technology

We are digitally native, and we use technology to deliver what we believe is a superior customer experience, improve marketing and operational efficiencies, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. The customer is at the forefront of our decision making, and we closely track their feedback and satisfaction across all our channels. We then use this data to create a personalized, premium experience however or wherever our customer chooses to shop.

Our custom e-commerce site guides customers through an intuitive, immersive shopping experience. Our advanced Virtual Try On and product visualization technology allow customers to envision our ring designs with diamonds and gemstones of many sizes, shapes, and colors. Dynamic product customization and an intelligent diamond recommendation engine simplify and personalize the shopping experience. Our proprietary technology includes dynamic visualization, augmented reality try-on, and automated rapid fulfillment of our flagship Design Your Own product. We utilize leading technology for key business functions, including product design and personalization, customer relationship management ("CRM") and data analytics, inventory and supply chain management, order fulfillment, and more.

We apply cutting-edge technology to innovate and transform our supply chain. We were among the first retail jewelers to offer blockchain-verified diamonds at scale, defining next-generation traceability standards in the jewelry industry, and offer thousands of blockchain-verified diamonds. This technology tracks a diamond from its origins at the mining operator, through cutting and polishing, to the customer. This provides even greater transparency into the responsible origins of these blockchain-verified diamonds.

Unique and Award-Winning Designs

We believe that customers should never have to compromise between beauty, quality, and conscience. Our commitment to our core values is matched by our passion for innovative design and exceptional craftsmanship. Our award-winning in-house design studio keeps thoughtful design at the heart of everything we do and allows us to quickly adapt to consumer insights and marketplace trends. We utilize our customer dataset, strong relationships with our customers, and highly engaged social media following to continuously uncover consumer insights and trends. We track over 50 attributes associated with our products to inform our development and merchandising decisions. We create unique, exclusive styles that are expertly crafted to be beautiful from every angle and have been featured in leading publications, including Vogue, Forbes, and Women's Wear Daily. Approximately sixty percent of our ring collection is proprietary and available exclusively at Brilliant Earth.

Our engagement rings are highly personalized to reflect our customers' individuality and unique preferences. Through our Design Your Own model, customers choose their ideal ring design, precious metal type, and ring size, and select their diamond or gemstone from our marketplace. The customer's one-of-a-kind ring is crafted with extraordinary care to fit the exact specifications of their chosen diamond and made just for them, typically in six to twelve business days. We believe the exacting standards of our made-to-order process deliver a higher quality finished product as compared to other offerings that use pre-fabricated rings retrofitted to accommodate a new center gemstone and ring size.

We leverage our data to curate collections and inform new product development strategy, so our offerings are current, fresh, and reflect consumer preferences. Our natural diamonds and lab-grown diamonds meet what we believe are rigorous standards for sourcing and quality. Our collection offers extensive coverage across quality characteristics and price points. Through our Design Your Own model, customers can customize their jewelry to reflect their individuality and personal preferences, creating one-of-a-kind jewelry pieces.

Mission-Driven Ethos

Our mission is to create a more transparent, sustainable, compassionate, and inclusive jewelry industry. We founded the company to provide an ethical alternative to historical jewelry industry practices, which have raised environmental and social concerns and lacked transparency.

- *Transparency:* We strive to go above and beyond current industry standards to offer Beyond Conflict Free Diamonds ® that have been selected for their ethical and environmentally responsible origins. As part of our ongoing work to improve mining practices worldwide, in February 2025, we expanded our offerings to include a new category of diamonds, Pathway to Beyond Conflict Free Diamonds™, that are traceable to the origin and sourced exclusively from vetted suppliers who undergo rigorous audits to ensure safe working conditions at the cutting and polishing factories. As part of our commitment to transparent sourcing, we expect our suppliers to adhere to our strict Supplier Code of Conduct. We also integrate blockchain technology to showcase the journey of a select collection of blockchain-verified diamonds.
- *Sustainable*: Our jewelry is crafted from primarily repurchased precious metals and arrives in our iconic ring boxes crafted with wood sourced from Forest Stewardship Council ("FSC") certified forests. Our paper-based shipping boxes are FSC Recycled and made from 100% post-consumer or pre-consumer recycled content.
- *Compassion:* Compassion has been core to our Mission since day one. In 2021, we started the Brilliant Earth Foundation (a corporate advised fund with Silicon Valley Community Foundation) to further our impact. Since then, we have donated $2 million to the areas where diamonds, gemstones and precious metals are mined and the communities where our teams and customers live.
- *Inclusion:* We are deeply committed to inclusion, and we strive to embody our values through our product collections, customer experience, non-profit initiatives, and internal practices. We are proud that women currently comprise the majority of our employees, senior executive team, and our board of directors (the "Board").

Capital Efficient Operating Model

We have an asset-light operating model with attractive working capital dynamics, capital efficient showrooms, and a vast virtual inventory of premium natural and lab-grown diamonds. We are able to offer a broad selection of diamonds while keeping our balance sheet inventory low, which has driven our attractive inventory turns. Our limited owned-inventory and rapid cash cycle—where we are typically paid by our customers before we pay our suppliers—allow us to scale with limited capital outlays. Our showroom strategy generates highly favorable unit economics and avoids the inefficiencies of traditional jewelers that have too many physical stores, employees, and inventory. Our showrooms are appointment-driven with large catchment regions. We curate showroom inventory for scheduled visits and need limited inventory for each location. When not in appointments, our tech-enabled team of jewelry consultants support online customers, maximizing workforce utilization.

Founder-Led Team Committed to Inclusion

We consider our commitment to inclusion integral to our company, helping to inform our product offerings and customer experience.

Our Growth Strategies

We believe that there is a significant growth opportunity ahead in both new and existing markets and that we are less than one percent penetrated in the jewelry category today.

Increase Brand Awareness

Increasing brand awareness and growing favorable brand equity have been and remain central to our growth. We believe we will continue to drive brand awareness through marketing, earned media, showroom expansion, and word-of-mouth referrals.

Expand Omnichannel Reach

We are expanding our showrooms nationwide and expect to focus in the near term on markets in the U.S. where we can maximize our growth potential. Expanding our number of showrooms has driven bookings uplift, accelerated growth, increased total order volume, and improved conversion in the showrooms' metro regions.

Because our showrooms serve as destinations with some customers traveling long distances, we believe we can achieve broad national showroom coverage with far fewer locations than many traditional retailers. We expect this highly efficient showroom model to complement our digital strategy and will continue to drive growth and profitability.

Expand Purchase Occasions with Existing and New Customers

Fine jewelry, which includes earrings, necklaces, bracelets, and rings (other than engagement or wedding), represented 65% of the global jewelry market in 2022, according to the Bain Report.

Our customers typically begin their Brilliant Earth journey with an engagement ring, so we are often the first significant jewelry purchase in our customer's life, which we believe creates a lasting, emotional connection with the Brilliant Earth brand. While engagement ring purchases have historically been male-dominated, we thoughtfully built our brand messaging and customer experience to appeal to all genders. Our brand values of beauty, quality, and ethics resonate strongly with Brilliant Earth couples. For all of these reasons, we believe we are uniquely positioned in the industry to build on our brand loyalty to increase future purchases.

To capture these opportunities, we are investing in our fine jewelry assortment, and we will continue to enhance our customer lifetime marketing and data-segmentation capabilities, which we believe will more effectively extend customer relationships beyond engagement and wedding purchases, whether customers are buying a gift or a piece for themselves. With our strong brand resonance with Millennials and Gen Z consumers, we also believe our fine jewelry assortment and strategic customer acquisition will continue to drive fine jewelry orders from new customers.

Expand Internationally

We have sold to customers from over 50 countries despite minimal existing language, logistics and currency support for those geographies. We believe that there is substantial potential to launch e-commerce in new overseas markets, and new showrooms in countries where we have already established a localized digital presence. We are in the early stages of selling internationally and believe there is significant opportunity for future expansion.

Product Assortment and Merchandising

We are passionate about beautiful and innovative product design. We are proud to offer our customers exclusive and thoughtfully curated collections of diamond engagement rings, wedding and anniversary rings, gemstone rings, and fine jewelry.

Our diamond engagement rings are made-to-order through our Design Your Own ring digital tool. Customers choose their ideal ring setting, precious metal type, and ring size, and select their favorite natural diamond or lab-grown diamond to create their one-of-a-kind ring.

Our collection of wedding and anniversary rings includes classic precious metal bands and bands accented with diamonds or gemstones. Many of these rings are designed to complement engagement rings and may be purchased with the engagement ring to provide a perfect match. These rings can also be styled alone for everyday wear or stacked to make a distinctive statement. Our diamond bands, including eternity rings, are popular anniversary gifts. Our gemstone rings feature vibrant and distinctive center gemstones, including sapphires, emeralds, moissanites, aquamarines, and other unique colored gemstones. Through our Design Your Own ring digital tool, customers can choose their ideal ring setting, precious metal type, and ring size, and select their favorite gemstone type, shape, color, and size. We also offer pre-set gemstone rings with our most popular gemstones for customers seeking a more curated choice.

Our collection of fine jewelry includes earrings, necklaces, and bracelets. We offer a broad and evolving assortment for gifting and self-purchase, from classic diamond stud earrings and tennis bracelets to unique pendants and distinctive gemstone styles. Our emphasis on personalization is reflected in our collection of engravable jewelry and Design Your Own earrings and necklaces set with natural or lab-grown diamonds.

Diamond Assortment

Customers can purchase loose diamonds or select from our vast inventory to create their own diamond ring, earrings, or necklace. Our inventory of independently graded diamonds spans a wide variety of shapes, sizes, premium qualities, and price points to cater to unique customer preferences. We offer both natural diamonds with a listed origin and lab-grown diamonds to appeal to different customer preferences. Our Beyond Conflict Free Diamonds® have been selected based on their ethical and environmentally responsible origins, and we believe we are pioneers in offering diamonds with listed and transparent origins. In February 2025, we expanded our offerings to include a new category of diamonds, Pathway to Beyond Conflict Free Diamonds™, that are traceable to the origin and sourced exclusively from vetted suppliers who undergo rigorous audits to ensure safe working conditions at the cutting and polishing factories. Our lab-grown diamonds have the same physical, chemical, and optical characteristics as natural diamonds, exhibit the same sparkle and provide a mining-free alternative to naturally sourced diamonds. We were one of the first jewelers to offer lab-grown diamonds in 2012.

In-House Design Studio

Our award-winning in-house design team creates distinctive new jewelry designs and updates classic styles with fresh modern appeal. Over sixty percent of our ring collection is proprietary and available exclusively at Brilliant Earth. Our head of product development has been driving innovation at Brilliant Earth for over ten years. Our team uses state-of-the-art technology and the artistry of hand-drawn sketches to create hundreds of new designs per year. Each design is perfected using computer-aided design ("CAD") technology to ensure beauty from all angles, high quality and manufacturability.

We also release exclusive jewelry collections throughout the year to highlight our passion for design. We believe our customers love our beautiful and unique styles—using our Virtual Try On feature, they frequently visualize rings with different diamond shapes and sizes on their own hand, then share their unique creations on social media.

Partnership Collections

We partner with designers and organizations aligned with our mission and values to create exclusive product collections and support social causes we are passionate about. Collections allow us to broaden our assortment, reinforce our brand ethos, increase engagement with customers and feature like-minded designers. For example, in 2024, we launched the "Rethink Everything You Know About Diamonds" campaign, featuring the debut of The Jane Goodall Collection. The Jane Goodall Collection is crafted with Brilliant Earth's industry-leading, ethically and sustainably sourced materials, including repurposed gold and lab diamonds from our Capture Collection, which are lab diamonds that are grown from carbon before it is released into the atmosphere.

Technology and Data

Since our founding, we have been a leader in incorporating technology and a data-driven approach in an industry that has historically been slow to embrace technology. Our core technologies serve as a foundation for our operating, sales, marketing, and merchandising functions. To deliver our exceptional customer experience and drive efficiencies across our company, we develop proprietary technology solutions and leverage leading third-party solutions.

We have a customized e-commerce architecture that enables us to efficiently develop and launch new functionality, customer experiences, and content. Our agile development sprints allow for rapid innovation and testing, and we continually release new functionality to optimize the user experience. For example, our proprietary Diamond Quiz curates recommendations unique to each customer based on an analysis of thousands of diamond demand categories. We offer our customers a wide variety of powerful decision-making tools, including real diamond videos, and dynamic product visualization. Our advanced Virtual Try On tool allows customers to see any ring with any

gemstone size, shape, and color on their own hand, then seamlessly shop, save or share their one-of-a-kind creation. Our Find My Matching Wedding Band tool offers customers an engaging way to explore and discover rings that match their engagement rings, enables the visualization of the ring set and provides us cross-selling and upselling opportunities.

Our technology systems, including our customized enterprise resource planning ("ERP"), CRM, supply chain, inventory management, order fulfillment and other systems, provide a unified data source and single view of our customer, and ensure quality standards and a more efficient turnaround for our flagship Design Your Own product. We also use a leading data visualization platform for real-time business intelligence across our teams to drive decision making and continuous improvement.

Data-Driven Merchandising

Our data-driven merchandising strategy leverages our robust dataset, strong relationships with our customers, and highly engaged social media community to continuously uncover new insights and trends. We also analyze over 50 attributes associated with our products to optimize our merchandising and inventory decisions.
Our in-house expertise drives an agile product development cycle, with new products developed in as little as four months. This agility enables us to rapidly launch, test, and learn based on performance feedback with minimal capital outlay. We regularly refresh our product assortment and maintain a curated online collection of fresh, trend-forward styles that resonate strongly with our customers. We merchandise our showrooms with styles that have sold well online, keeping our inventory costs low.

Jewelry Consultants

We have a dedicated team of jewelry consultants available to our customers through every step of their journey via chat, phone, email, virtual appointment, and in our showrooms. Our team serves customers across more than 50 countries on inquiries ranging from diamond education, style recommendations, jewelry care, and payment options.

We maintain a flexible and high utilization staffing model in which consultants can seamlessly support online customers when not in customer appointments. We host thousands of individual consultations per month, where we provide diamond and jewelry guidance and education in a relaxing environment, and we provide personalized product recommendations and styling advice for our customers. Jewelry consultants leverage our unified view of each customer to cultivate a personalized experience and create a fun, approachable, and educational environment that fosters lasting connections.

We have tens of thousands of customer interactions per month on average. We respond to most inbound inquiries within 24 hours. In addition, outbound initiatives such as proactive live chats and marketing emails to visit showrooms increase customer engagement and conversion.

Marketing

We employ a variety of dynamic brand marketing and performance marketing strategies to broaden our customer reach, build brand awareness, and maximize lifetime customer value. We use data-driven insights to produce targeted marketing content across a variety of mediums and optimize our marketing efficiency. Our customers are deeply involved with the Brilliant Earth brand, sharing thousands of images, videos, and stories of their proposals and weddings every year.

Brand Marketing

Our in-house social media team prioritizes a mix of aspirational yet approachable product and lifestyle imagery, authentic user-generated content, unique educational content, and purpose-driven storytelling that aligns with our audience's values. Our strong connection with our audience allows us to strive to stay ahead of trends and adapt to reflect their interests.

We also collaborate with key influencers who are deeply passionate about our mission and products. We partner with them to create authentic and unique product collections and content, which helps to expand our reach to new and highly relevant audiences in order to amplify the effectiveness of our strategy and contribute to our considerable number of followers and engagement with our community.

Our marketing efforts deliver growing brand awareness and frequent press mentions in leading publications, including Forbes, Vogue, and Women's Wear Daily.

Performance Marketing

We take a data-driven and digital-centric approach to performance marketing including search engine optimization, paid search and product listing advertisements, paid and earned social, retargeting, email, display, direct mail, and more. We continuously track performance and make adjustments across channels, campaigns, and creative assets to optimize performance. Our performance marketing drives attractive customer acquisition and retention metrics.

Sourcing and Supply Chain

Responsible sourcing is an important aspect of our mission and values. We purchase substantially all of the resources for our products including diamonds, gemstones, precious metals, parts, packaging, and raw materials from a limited number of domestic and international suppliers. For example, one supplier of jewelry accounted for 11% of inventory purchases during the year ended December 31, 2024. We work with a complex, global network of trusted suppliers and manufacturers who agree to our strict Supplier Code of Conduct and with whom we have developed deep relationships, generally over many years. In addition, we are a member of the Responsible Minerals Initiative ("RMI"), a widely utilized resource for companies addressing the responsible sourcing of minerals in their supply chains. As part of our commitment to social and environmental responsibility, we offer Beyond Conflict Free Diamonds®, Pathway to Beyond Conflict Free Diamonds™ repurposed precious metals and FSC-certified wood ring boxes. We strive to offer products sourced in alignment with responsible labor and environmental practices, and continually work with our suppliers to seek to improve standards and traceability.

Beyond Conflict Free Diamonds®

Our Beyond Conflict Free Diamonds® have been selected for their ethical and environmentally responsible origins. Jewelers that offer "conflict free" diamonds meet the minimum standards of the Kimberley Process' definition, which narrowly defines conflict diamonds as "rough diamonds used to finance wars against governments." This minimum standards definition still allows large numbers of diamonds that are tainted by violence, human rights abuses, poverty, environmental degradation, and other issues.

Pathway to Beyond Conflict Free Diamonds™

As part of our ongoing work to improve mining practices worldwide, in February 2025, we expanded our offerings to include a new category of diamonds, Pathway to Beyond Conflict Free Diamonds™, that are traceable to the origin and sourced exclusively from vetted suppliers who undergo rigorous audits to ensure safe working conditions at the cutting and polishing factories.

Mining Practices and Standards

Our select group of natural diamond suppliers demonstrate a robust chain of custody protocol for their diamonds and have the ability to track and segregate diamonds by origin. These suppliers are required to source Beyond Conflict Free Diamonds® that originate from specific mine operations in specific countries that have demonstrated their commitment to follow internationally recognized labor, trade, and environmental standards. Our Beyond Conflict Free Diamonds® are sourced from approved mines in countries ranked low to moderate risk according to the Gemstones and Jewellery Community Platform Index for Conflict-Affected High-Risk Areas.

We are continuously improving our processes and working with our partners toward ever more rigorous procedures for diamond sourcing and handling. Our goal is to work with our suppliers and industry partners to continue leading the diamond industry in traceability.

Blockchain-Verified

To further our commitment to transparency and responsible sourcing, we partner with leading technology enterprises that use blockchain to securely track and trace the provenance of diamonds. This technology tracks a diamond from its origins at the mining operator, through cutting and polishing, to the customer. We offer thousands of blockchain-verified diamonds.

Capture Collection

In 2023, we introduced our Capture Collection, the world's largest collection of lab-grown diamonds created using CO_2 captured before it is released into the atmosphere.

100% Renewable Collection

In 2023, we introduced our Renewable Collection, a collection of lab diamonds grown, cut, and polished with 100% renewable energy from wind and solar farms. Diamonds from these collections can be set in a variety of styles, including bridal and fine jewelry though Brilliant Earth's Design Your Own experience.

Lab-Grown Diamonds

Lab-grown diamonds are created in highly controlled laboratory environments using advanced technological processes that duplicate the conditions under which diamonds develop in nature. These diamonds have the same physical, chemical, and optical characteristics as natural diamonds, and exhibit the same fire, scintillation, and sparkle. Lab-grown diamonds provide a mining-free alternative to natural diamonds.

Repurposed Precious Metals

The Company has adopted a policy that requires suppliers that source precious metals for the Company's products to source certified 100% repurposed precious metals or Fairmined gold, subject to certain exceptions. Product exceptions for repurposed content include machine-pulled chains, and components and findings (such as peg heads, posts, clasps, and tennis bracelet mountings). For these exceptions, suppliers are required to source certified responsible precious metals.

We strive to use 100% repurposed gold and silver or Fairmined gold and generate year-over-year increases in the use of repurposed platinum for our products. Our precious metals are sourced from certified responsible refiners who also hold recycling certifications from the Responsible Jewellery Council or other third-party validators. Currently our gold and silver fine jewelry is made primarily of repurposed materials, and we continue to work with our suppliers to increase the usage of repurposed metal in our products.

Metal mining, and gold mining in particular, is one of the most environmentally destructive types of mining, and gold miners often earn low wages in dangerous working conditions. Our objective is to help reduce the negative impacts of dirty gold and other metals by reducing our demand for newly mined metals, focusing on repurposed precious metals, and contributing to programs dedicated to improving mining practices. For example, in 2023, we supported four mines in Madre de Dios, Peru in completing their Fairmined Certifications, the first to do so in the Amazon, with Pure Earth and the Alliance for Responsible Mining.

Colored Gemstones

Our colored gemstone offerings include sapphires, emeralds, moissanites, and aquamarines. We strive to offer gemstones sourced in alignment with safe working conditions and environmentally responsible principles. By working with our colored gemstone suppliers to improve standards and traceability, we strive to promote higher

standards for gemstone sourcing and encourage responsible practices. In 2021, we launched our Moyo Gems Collection, which empowers female artisanal miners in Tanzania through safer work environments, better mining practices, and improved equity in fair trade markets and in 2022, we began a three year grant with our grant partners, Pact, to expand the Moyo Gems program into Kenya to fund financial literacy trainings for female artisanal gemstone miners.

Recycled Diamonds

Recycled diamonds consist of existing polished diamonds that were previously sold and are either in original condition or were re-polished and re-graded. Our recycled diamonds have been graded by an independent gemological lab and can be compared to newly mined diamonds for their quality characteristics. This product category is still nascent in the industry.

Operations, Manufacturing and Fulfillment

We manage complex global operations, manufacturing, and logistics networks to enable rapid turnaround times without compromising our commitment to quality, craftsmanship, and ethical sourcing. We have built a sophisticated technology platform to manage our supplier network, resulting in what we believe is high-quality, customized jewelry produced at scale.

Inventory Management

We are able to offer a vast virtual inventory of diamonds while keeping our asset inventory low. Our sophisticated inventory management system and deep integration with our suppliers allow us to rapidly bring in inventory for appointments. Using our customer data, we curate the inventory for our in-person appointments, so that showroom visitors see a personalized and relevant selection. Pricing with our suppliers is determined based on product specifications, market conditions, and other variables. For example, diamond prices are determined based on market conditions, competition, and other factors, including the diamond's attributes.

Manufacturing

We have relationships with long-term manufacturing partners who have demonstrated and who we expect to continue to demonstrate their ability to meet our commitments for ethical sourcing, high quality, fast turnarounds and scalability. Pricing with our manufacturing partners is established and renegotiated based on product specifications, market conditions, and other variables. Our partners go through a rigorous onboarding process to ensure they meet our strict compliance and quality standards, including repurposed precious metal content. Because we own the designs created by our in-house studio, we have flexibility to determine where the jewelry is manufactured to optimize cost, manufacturing capabilities and turnaround times.

Fulfillment and Logistics

Many of our products are made-to-order and delivered in as little as six to twelve business days. For products that sell in higher, more consistent volumes, such as certain rings and fine jewelry, we batch produce and stock items to enable even faster customer delivery, typically in just two to five business days. Orders are shipped to customers directly from our fulfillment centers or from our manufacturing partners.

Packaging

Our responsibly sourced wood ring boxes are designed to be as iconic as the jewelry they hold. They are crafted with wood sourced from FSC certified forests, which are responsibly managed to protect the forests for future generations. Our paper-based shipping boxes are FSC Recycled and made from 100% post-consumer or pre-consumer recycled content.

Our People

We are extremely proud of our team who we believe embody our culture and core values, focused on inclusivity, collaboration and accountability. As of December 31, 2024, we employed 756 full-time employees and 17 part-time employees in the U.S. We are deeply committed to fostering an inclusive work environment, and we strive to embody our values through our internal practices.

None of our employees are currently represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our Culture

A defining part of working at Brilliant Earth is our culture, and it is a key ingredient of our success. It attracts talent, and we evaluate, celebrate, and promote team members based on our Pillars of Culture. Our Pillars of Culture are:

- *Commitment to the Customer*: Providing an exceptional customer experience is always our top priority.
- *Partnership and Positivity*: Foster a community of collaboration, inclusivity, respect, and encouragement. Celebrate each other's differences and each other's victories, big, and small.
- *Bias toward Action*: When you see a need, step up rather than stand by. Discuss, test efficiently, and take action.
- *Embrace Growth and Change*: Be a champion of continuous improvement. Look for new opportunities to support business goals.
- *Mission Mindset*: Be an educated, passionate advocate of our mission in your role and beyond.
- *Ownership*: Be accountable for your actions, take pride in your work and inspire others with your example.

Competition

The global jewelry industry is highly fragmented. We operate in a competitive industry with other global jewelry retailers and brands, department stores, and independent stores, many of which have an online presence. Our primary competitors include:

- *Jewelry retailers and brands,* which sell directly to consumers through their own retail stores and online sites;
- *Department stores,* which sell an assortment of jewelry brands, and in some cases their own products, through stores and online sites; and
- *Independent stores,* including boutiques and "mom and pop" shops, who sell primarily through one or more local stores.

In addition, other retail categories and forms of expenditure, such as electronics and travel, also compete for consumers' discretionary spending. The price of fine jewelry relative to other products also influences consumer spending on fine jewelry.

We compete based on brand differentiation, including our mission and values, product selection and quality, customization, price, consumer experience, and turnaround time. We believe that we compete favorably in the market for bridal and other fine jewelry products by focusing on these factors as well as our core values of transparency, sustainability, inclusivity, and giving back.

We believe our premium omnichannel customer experience, unique and exclusive designs, and purpose-driven brand create limited overlap with other industry participants.

Intellectual Property and Other Proprietary Rights

Our long-term commercial success is connected to our ability to obtain and maintain intellectual property protection for our brand, products, and technology; defend and enforce our intellectual property rights; preserve the confidentiality of our trade secrets; operate our business without infringing, misappropriating, or otherwise violating

the intellectual property or proprietary rights of third parties; and prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property rights. We seek to protect our investments made into the development of our products, technologies, brand, and design by relying on a combination of copyrights, trademarks, domain names, and trade secrets, as well as confidentiality procedures and contractual provisions. Our principal trademark assets include the registered trademark "Brilliant Earth" and our tagline and logos. Our trademarks are valuable assets that support our brand and consumers' perception of our services and merchandise. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in connection with the relevant goods or services. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. In addition to trademark protection, we also hold the registration to the "brilliantearth.com" internet domain name and various related domain names.

We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Trade secrets can be difficult to protect, however. Although we take steps to protect and preserve our trade secrets and our know-how, unpatented technology and other proprietary information, including by entering into intellectual property assignment agreements, non-compete agreements, and non-disclosure and confidentiality agreements and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. As a result, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, see "Risk Factors—Risks related to Our Legal and Regulatory Environment—Failure to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights could harm our brand, devalue our proprietary content and technology, and adversely affect our ability to compete effectively."

Government Regulation

We are required to comply with numerous laws and regulations covering areas such as consumer protection, consumer privacy, data protection, privacy, consumer credit, payment processing, marketing and advertising, insurance, environmental matters, health and safety, waste disposal, supply chain integrity, use of artificial intelligence, truth in advertising and employment. We monitor changes in these laws to maintain compliance with applicable requirements.

We are subject to numerous local, state, federal and foreign laws and regulations regarding privacy and data protection, marketing, and consumer protection. Regulators throughout the United States and around the world have adopted or proposed and continue to adopt and propose limitations on, or requirements regarding, the collection, disclosure, distribution, use, security and storage of personal information, payment card information or other confidential information of individuals. The Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Regulators from international jurisdictions are increasingly focused on the processing of personal information for purposes such as profiling, marketing or advertising and on the use of artificial intelligence tools. In the event of a security breach, laws in various jurisdictions may subject us to incident response, notice and remediation costs. Failure to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under applicable data protection, data security, unfair practices or consumer protection laws. Further, failure to comply with consumer protection laws may also subject us to regulatory investigations, enforcement action or private plaintiff actions, for example in connection with commercial practices which may be deemed unfair or deceptive. U.S. federal and state and foreign laws and regulations are constantly evolving. The scope and interpretation of these laws could change, the associated burdens and our compliance costs could increase in the future, and we may be subject to liabilities that adversely affect our business, operations and financial performance. For more information regarding the risks related to government regulations, see "Risk Factors—Risks Related to Our Legal and Regulatory Environment."

We are also subject to various mandatory substantive and/or disclosure requirements with respect to ESG matters that continue to evolve on the state, federal, and international levels, which may directly or indirectly impact our operations. These requirements may not always be uniform across jurisdictions, which may result in increased

complexity, and cost, for compliance. For more information regarding the risks related to our ESG practices, see "Risk Factors—Environmental, social, and governance matters may adversely impact our business and reputation."

Seasonality

A larger share of our annual revenues traditionally occurs in the fourth quarter because it includes the November and December holiday sales period.

Corporate and Available Information

Our internet website address is www.brilliantearth.com. In addition to the information about us and our subsidiaries contained in this Annual Report on Form 10-K, information about us can be found on our website. The information on our website is not, and will not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any of our other filings with the Securities and Exchange Commission (the "SEC"), except where we expressly incorporate such information.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our website at www.brilliantearth.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

Item 1A. Risk Factors

Our business involves significant risk. Stockholders should consider and read carefully all of the risks and uncertainties described below, together with all of the other information included in this Annual Report on Form 10-K, including our audited consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The realization of any of these risks and uncertainties could materially and adversely affect our business, financial condition, results of operations, reputation and future prospects. In such case, the market price of our Class A common stock could decline, and you may lose some or all of your investment. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain important factors, including those set forth below.

Risks Related to Our Business and Industry

Fluctuations in the pricing and supply of diamonds, other gemstones, and precious metals, particularly responsibly sourced natural and lab-grown diamonds and repurposed precious metals such as gold, which account for the majority of our merchandise costs, increases in labor costs for manufacturing such as wage rate increases, as well as inflation, and energy prices could adversely impact our sales, earnings and cash availability.

Our business is highly susceptible to fluctuations in the price and supply of responsibly sourced natural diamonds, lab-grown diamonds, gold, and other precious and semi-precious metals and gemstones.

The mining, production, and inventory policies followed by major producers of rough diamonds can have a significant impact on natural diamond prices and demand, as can the inventory and buying patterns of jewelry retailers and other parties in the supply chain. The availability of diamonds is significantly influenced by the political situation in diamond producing countries and by the Kimberley Process, an inter-governmental agreement for the international trading of rough diamonds. Until acceptable alternative sources of diamonds can be developed, any sustained interruption in the supply of diamonds from significant producing countries, or to the trading in rough and polished diamonds, which could occur as a result of disruption to the Kimberley Process, could adversely affect our business, as well as the retail jewelry market as a whole. In addition, the current Kimberley Process decision-making procedure is dependent on reaching a consensus among member governments, which can result in the protracted resolution of issues, and there is little expectation of significant reform. The impact of this review process on the supply of diamonds, and consumers' perception of the diamond supply chain, is unknown. The possibility of constraints in the supply of diamonds we require to meet our Beyond Conflict Free® or our Pathway to Beyond

Conflict Free^{TM} requirements or our repurposed or lab-grown diamonds requirements may result in changes in our supply chain practices and could substantially impair our ability to acquire such diamonds at commercially reasonable prices, if at all, which could negatively affect our sales and results of operations. Additionally, in response to Russian military forces launching a major assault against Ukraine, on March 11, 2022, the U.S. announced sanctions on multiple products of Russian origin, including diamonds. In December 2023, the European Union and the Group of Seven nations announced additional sanctions and import restrictions on diamonds that are mined, processed or produced in Russia. Although we ceased selling Russian-sourced diamonds in February 2022, because approximately 30% of the world's rough diamonds are of Russian origin, these sanctions and import restrictions limiting or prohibiting the importation of Russian diamonds could negatively affect the worldwide supply of diamonds which could, in turn, affect our supply chain practices.

Similarly, we use primarily repurposed precious metals in our gold and silver fine jewelry. There is a limited supply of repurposed platinum, so we work with our suppliers to source repurposed platinum when available and from refiners that are known to use repurposed materials (as represented to us by our suppliers) in their platinum products. We may from time to time choose to hold more inventory, purchase raw materials at an earlier stage in the supply chain, or enter into commercial agreements of a nature that we currently do not use. Such actions could require the investment of significant cash and/or additional management skills and may not resolve supply issues or result in the expected returns and other projected benefits anticipated by management.

Our inability to increase retail prices to reflect higher diamond, gemstone, or precious metal costs would result in lower profitability. There could also be a lag time before particularly sharp increases or other volatility in diamonds, gemstones, and precious metal costs can be reflected in retail prices. Even if price changes are implemented, there is no certainty that these changes will be sustainable or sufficient. Additionally, a significant change in the balance of supply and demand of natural diamonds, continued increase in the supply of lab-grown diamonds, or both, may influence consumer perception of the value of natural and lab-grown diamonds and has contributed and may continue to contribute to decreases in prices of natural and lab-grown diamonds. These factors may cause decreases in sales, gross margins and earnings. In addition, any sustained increases in the cost of diamonds, other gemstones, and precious metals could increase costs, disrupt sales, or require higher inventory levels or changes in the merchandise available to customers.

Increases in labor costs for manufacturing due to compensation, wage pressure, changes in wage and hour regulations, and other expenses may adversely affect our profitability. Other future cost increases, such as increases in the cost of merchandise, shipping rates, raw material prices, freight costs, and store occupancy costs, may similarly reduce our profitability. Inflationary pressures have and could continue to further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices and lease and utility costs, may increase our cost of products sold, marketing and advertising expenses, or general and administrative expenses. Our model and competitive pressures in the fine jewelry industry may inhibit our ability to reflect these increased costs in the prices of our products, in which case such increased costs could have a material adverse effect on our business, financial condition, and results of operations.

An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary or inflationary conditions, governmental instability, wars and fears of war, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, fears of war, political and geopolitical instability, inclement weather, natural disasters, terrorism, outbreak of diseases or widespread illness, and consumer perceptions of personal well-being and security. Jewelry purchases are discretionary and are dependent on many factors relating to discretionary consumer spending, particularly as jewelry is often perceived to be a luxury purchase. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Prolonged or pervasive economic downturns could also slow the pace of new showroom openings or cause us to determine to close current locations which could harm our business, financial condition, and results of operations.

If we fail to cost-effectively turn existing customers into repeat customers or to acquire new customers, our business, financial condition, and results of operations would be harmed.

The growth of our business is dependent upon our ability to continue to grow by cost-effectively turning existing customers into repeat customers and acquiring new customers. Our number of customers may decline materially or fluctuate as a result of many factors, including, among other things:

- dissatisfaction with the quality, pricing of, or changes we make to our products and services;
- the quality, consumer appeal and price of products and services offered by us;
- intense competition in the fine jewelry retail industry, including certain competitors' ability to offer lower prices by not charging sales tax;
- negative publicity related to our brand; or
- lack of market acceptance of our business model, particularly in new geographies where we seek to expand.

We have expended and expect to continue to expend resources and run marketing campaigns to acquire and retain additional customers, all of which could impact our overall profitability. If we are not able to continue to expand our customer base or fail to retain customers, our net sales may grow more slowly than expected or decline.

Further, gaining market acceptance of the e-commerce and omnichannel approach to shopping for fine jewelry is critical to our continued customer retention and growth. Historically, consumers have been slower to adopt online shopping for fine jewelry than e-commerce offerings in other industries like consumer electronics and apparel. Transitioning the consumer in-store experience to an online platform for fine jewelry is difficult because jewelry tends to be considered a high-value purchase that consumers like to physically see and touch before making a purchase. Moreover, even as more consumers begin to shop for fine jewelry online, if we are unable to address their changing needs and anticipate or respond to market trends and new technologies in a timely and cost-efficient manner, we could experience increased customer churn and other negative impacts on our business and results of operations.

Our ability to attract new customers and increase net sales from existing customers also depends in large part on our ability to enhance and improve our existing products and to introduce new products and services, in each case, in a timely manner. We also must be able to identify and originate trends, as well as anticipate and react to changing consumer demands in a timely manner. The success of new products and services depends on several factors, including their timely introduction and completion, sufficient demand, and cost effectiveness. We are building and improving machine learning models and other technological capabilities to drive improved customer experience, as well as efficiencies in our operations, such as virtual try-ons, virtual appointments with jewelry consultants, optimized payment processing and customer service, and automated key support workflows. The continuous development, maintenance and operation of our machine learning models is complex, and may involve significant expense and unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. While we expect these technologies to lead to improvements in the performance of our business and operations, including inventory prediction and customer traffic prediction and management, any flaws or failures of such technologies could cause interruptions or delays in our service, which could result in customer dissatisfaction with us and could impair our ability to grow our customer base. Any and all of these factors, which may be out of our control, may harm our business, financial condition, and results of operations.

In addition, if we are unable to provide high-quality support to customers or help resolve issues in a timely and acceptable manner, our ability to attract and retain customers could be adversely affected. If our number of customers declines or fluctuates for any of these or other reasons, our business would suffer.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

We have grown rapidly over the last several years, and our recent growth rates and financial performance should not necessarily be considered indicative of our future performance. We were founded in 2005 and since then, we have grown to 40 showrooms across the U.S. as of December 31, 2024. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, continue to evolve our omnichannel experience across both our website and showroom locations, focus on innovative products, and upgrade our management information systems and other processes. Our continued growth has in the past, and could in the future, strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a geographically distributed and growing employee base. Furthermore, we may face various unanticipated challenges as we strive to maintain our current mission-centric approach as we scale. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Moreover, the vertically integrated nature of our business, where we create our designs, source natural and lab-grown diamonds and other gemstones, customize our IT systems, and sell our products through our own showrooms and custom e-commerce site, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed.

Our growth strategy contemplates potential increases in our advertising and other marketing spending, expanding our product offerings, and expanding our showroom presence. Many of our existing showrooms are relatively new, and we cannot be certain of the net sales, earnings and cash flows that will be generated by these showrooms or future showrooms, especially as we move to new geographic markets. There may also be delays in the development of our planned new showrooms. Moreover, certain occurrences outside of our control such as, for example, the COVID-19 pandemic, have in the past and may again result in the closure of our showrooms or delay the development of new showrooms. Further, many of our showrooms are leased pursuant to multi-year short-term leases, and our ability to negotiate favorable terms on an expiring lease or for a lease renewal option may depend on factors that are not within our control. In addition, our ability to expand our showroom presence depends on our ability to find suitable showroom locations and negotiate acceptable lease terms. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated, and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and operating results.

The industry for design-driven, responsibly sourced fine jewelry is rapidly evolving and may not develop as we expect. Even if our net sales continue to increase, our net sales growth rates may decline in the future as a result of a variety of factors, including macroeconomic factors, changes in supply and in the supply chain, changes in consumer preferences, increased competition, and the maturation of our business. As a result, you should not rely on our net sales growth rate for any prior period as an indication of our future performance. Overall growth of our net sales will depend on a number of factors, including our ability to:

- price our products and services effectively so that we are able to attract new customers, expand our relationships with existing customers, and maintain or grow our gross profit margins;
- accurately forecast our net sales and plan our operating expenses;
- successfully compete with other companies that are currently in, or may in the future enter the markets in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new products and services;
- comply with laws and regulations applicable to our business;
- successfully expand in existing markets and enter new markets, including new geographies and categories;

- successfully launch new offerings and enhance our products and services and their features, including in response to new trends or competitive dynamics or the needs or preferences of customers or potential customers;
- successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our business;
- avoid interruptions or disruptions in distributing our products and services;
- manage potential fluctuations in the supply or market conditions for natural or lab-grown diamonds and other inputs that could result in fluctuations in diamond prices and other input costs;
- provide customers with high-quality support that meets their needs;
- hire, integrate, and retain talented sales, customer service, and other personnel;
- effectively manage growth of our business, personnel, and operations, including new showroom openings;
- effectively manage our costs related to our business and operations; and
- maintain and enhance our reputation and the value of our brand, including our mission-centric approach.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. We also expect to continue to expend substantial financial and other resources to ready our business for growth, and we may fail to allocate our resources in a manner that results in increased net sales growth in our business. Additionally, we may encounter unforeseen operating expenses, challenges, complications, delays, and other unknown factors that may result in losses in future periods. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, impacts our ability to accurately forecast quarterly or annual revenue and profitability. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and operating results. If our net sales growth does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed, and we may not sustain or increase profitability in the future.

Increased lead times, supply shortages, and changes in our supply chain, including increased costs, could disrupt our business and have an adverse effect on our operations, financial condition, and results.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of materials for our products and services. The materials that go into the manufacturing of our products and services are sourced from a limited number of suppliers that are expected to adhere to our strict Supplier Code of Conduct and compliance requirements. Additionally, our natural diamonds in particular are subject to our standards and Chain of Custody Protocol, requiring our suppliers to source diamonds that originate from specific mine operators that follow internationally recognized labor, trade, and environmental standards. Similarly, our gold and silver fine jewelry is crafted from repurposed precious metals. Limited supply in the market creates a challenge to source repurposed platinum, so we work with our suppliers to source repurposed platinum when available and from refiners that are known to use repurposed materials in their platinum products. We do not have long-term arrangements with most of our materials suppliers, and disruptions in the supply chain, have affected, and may in the future affect the availability and cost of repurposed precious metal, Beyond Conflict Free Diamonds®, and other materials used in our products. Additionally, our Beyond Conflict Free® standards go beyond the Kimberly Process definition of "conflict free" diamonds, which limits our supply of ethically and environmentally sourced diamonds more than other fine jewelers.

In addition, the lead times associated with certain materials are lengthy and may impede or preclude rapid changes in design, quantities, and delivery schedules. Our ability to meet increases in demand has been, and may in the future be, impacted by our reliance on the availability of materials. We have in the past and may in the future experience supply shortages, and the predictability of the availability of these materials may be limited. In the event of a shortage or interruption of supply of these materials, we may not be able to develop alternate sources in a timely or cost-effective manner. Developing alternate sources of supply for these materials may be time-consuming, difficult, and costly, and we may not be able to source these materials on terms that are acceptable to us, or at all, which may undermine our ability to fill orders in a timely manner. Any interruption or delay in the supply of any of these parts

or materials, or the inability to obtain these materials from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to timely ship products to our customers.

Moreover, volatile economic conditions may make it more likely that our suppliers and logistics providers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality who meet our compliance standards at an acceptable price. In addition, international supply chains may be impacted by events outside of our control and limit our ability to cost-effectively procure timely delivery of supplies or finished goods and services. Importing and exporting has involved more risk as since at least the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. For example, since February 2025, the U.S. has imposed new tariffs on imports from China and twice announced and subsequently paused implementation of tariffs on imports from Canada and Mexico until April 2, 2025. Changes and adjustments to tariffs and their implementation or exemptions are expected to occur. Such actions have introduced significant uncertainty into the market. Several of the materials that go into the manufacturing of our products are sourced internationally. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on for our business. Tariffs have had an impact on our materials costs and have the potential to have an even greater impact depending on the outcome of ongoing and new trade negotiations and actions that the Trump presidential administration may take with respect to international trade and tariff policy and any corresponding actions by other counties with which we do business. Increases in our materials costs could have a material effect on our gross margins. The loss of a significant supplier, an increase in materials costs, or delays or disruptions in the delivery of materials, could adversely impact our ability to generate future net sales and earnings and have an adverse effect on our business, financial condition, and operating results.

We plan to continue to expand showrooms in the U.S., which may expose us to significant risks.

Our growth strategy includes opening new showrooms throughout the U.S. There can be no assurance that we will be able to successfully expand or acquire critical market presence for our brand in new geographical markets in the U.S. Consumer characteristics and competition in new markets may differ substantially from those in the markets where we currently operate. Additionally, we may be unable to develop brand recognition, successfully market our products, or attract new customers in such markets, and we may be unable to identify appropriate locations in such markets. We face many other challenges in opening additional showrooms in the U.S., including:

- selection and availability of and competition for suitable showroom locations;
- the impact of the opening of new showrooms upon our prior showrooms in nearby geographies;
- negotiation of acceptable lease terms;
- strategically picking new markets to expand into;
- placement of showrooms in easily accessible locations with high visibility;
- securing required applicable governmental permits and approvals;
- impact of natural disasters and other acts of nature and terrorist acts or political instability;
- employment, training, and retention of qualified personnel;
- incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases;
- availability of financing on acceptable terms; and
- general economic and business conditions.

Should we not succeed in effectively expanding our showroom footprint, there may be adverse impacts to our growth strategy and to our ability to generate additional sales, profits and cash flows, which in turn could materially and adversely affect our business and results of operations.

The fine jewelry retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted.

We operate in a competitive industry. Our primary competitors include global jewelry retailers and brands, department stores, and independent retailers, many of which have an online presence and/or physical stores. In addition, other retail categories and forms of expenditure, such as electronics and travel, also compete for consumers' discretionary spending, particularly during the holiday gift giving season. The price of fine jewelry relative to other products also influences consumer spending habits for fine jewelry.

Many of our competitors have greater financial and operational resources, longer operating histories, greater brand recognition, and broader geographic presence than we do. As a result, they may be able to engage in extensive and prolonged price promotions or otherwise offer competitive prices, which may adversely affect our business. They may also be able to spend more than we do for advertising. We may be at a substantial disadvantage to larger competitors with greater economies of scale. If our costs are greater compared to those of our competitors, the pricing of our products and services may not be as attractive, thus depressing sales or the profitability of our products and services. Our competitors may expand into markets in which we currently operate, and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base. Some of our competitors are vertically integrated and are also engaged in the manufacture and distribution of responsible fine jewelry. These competitors can advantageously leverage this structure to better compete with us, and certain vertically integrated organizations with significant market power could potentially utilize this power to make it more difficult for us to compete. We purchase some of our products from suppliers who are affiliates of our competitors. In addition, if any of our competitors were to consolidate operations, such consolidation could exacerbate these risks.

We may not be able to successfully compete with existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors, and changes in the retail markets could result in lost market share and have material adverse effects on our business, financial condition, and results of operations.

If we fail to maintain and enhance our brand, our ability to engage or expand our base of customers may be impaired and our business, financial condition, and results of operations may suffer.

Maintaining and enhancing our reputation as an authentic, socially conscious, inclusive, and innovative company is critical to attracting and expanding our relationships with customers. The successful promotion of our brand and the market's awareness of our products and services will depend on a number of factors, including our marketing efforts, ability to continue to develop our products and services, and ability to successfully differentiate our offerings and customer experiences from those of our competitors. We have invested and expect to continue to invest substantial resources to promote and maintain our brand, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. The strength of our brand depends largely on our ability to provide quality products, services, and customer experiences. Brand promotion activities may not yield increased net sales, and even if they do, the increased net sales may not offset the expenses we incur in promoting and maintaining our brand and reputation. In order to protect our brand, we also expend substantial resources to register and defend our trademarks, and to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in protecting our trademarks, and we may suffer dilution, loss of reputation, or other harm to our brand. If our efforts to cost-effectively promote and maintain our brand are not successful, our results of operations and our ability to attract and engage customers, partners, and employees may be adversely affected.

Unfavorable publicity about our brand or products, including perceived quality, customer service, or privacy practices, whether true or untrue, could also harm our reputation and diminish confidence in, and the popularity of, our products and services. In addition, negative publicity related to key brands with which we have partnered or with our third-party suppliers, including any reputational issues arising from their failure to comply with applicable law, including environmental law, may damage our reputation, even if the publicity is not directly related to us. Our brand or reputation could also be adversely impacted if industry organizations were to find we did not or no longer meet their standards or membership criteria. If we fail to maintain, protect, and enhance our brand successfully or to maintain loyalty among customers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect,

and enhance our brand, we may fail to attract or increase the engagement of customers, and our business, financial condition, and results of operations may suffer.

Our marketing efforts may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our e-commerce and omnichannel approach to shopping for fine jewelry.

Promoting awareness of our products and services is important to our ability to grow our business, and attracting new customers can be costly. Our marketing efforts include traditional media and online advertising, as well as third-party social media platforms as marketing tools. As traditional advertising, online, and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms.

Many customers locate our platform through internet search engines, such as Google, and advertisements on social networking sites such as Meta (formerly, Facebook), Instagram and TikTok and online streaming services. If we are listed less prominently or fail to appear in search results or advertisements for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines or advertising partners on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results or advertisements, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Google AdWords, or the costs of other advertisements increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition, and results of operations could be adversely affected. Furthermore, advertising, social media platforms, search engines, and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our business, financial condition, and results of operations may be adversely affected.

Additionally, changes in regulations could limit the ability of search engines, social media platforms, and other advertising partners, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the U.S. Securities and Exchange Commission (the "SEC") of the type and "aggregate value" of user data used by harvesting companies, such as, but not limited to, Facebook, Google, and Amazon, including how net sales is generated by user data and what measures are taken to protect the data. In addition, laws, regulations, and rules around the use of cookies and tracking technologies may limit our ability to effectively reach audiences for marketing. If the costs of advertising on search engines, social media platforms, or other advertising platforms increase, or if legal requirements limit how effectively we can market, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. In addition, governmental entities may enact restrictions on the use or reach of certain platforms that are material to our marketing efforts, which may limit our ability to utilize these channels and may adversely affect our business and operating results.

Our ability to grow our marketing efforts depends to a significant extent on our ability to expand our sales and marketing organization. We plan to continue expanding our sales force, and may further expand internationally in the future. We also plan to continue to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, including in channels and locations in which we have limited experience to date. We may not achieve anticipated net sales growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, or if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time. In addition, our efforts to acquire customers through direct marketing may subject us to increased regulatory scrutiny

by state regulators pursuant to unfair methods of competition or unfair or deceptive acts or practices laws, which may impact our ability to achieve anticipated net sales growth from increased direct marketing.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Efficient inventory management is a key component of our business success and profitability. To be successful, we keep our inventory low while still maintaining sufficient inventory levels, both in store and virtually, to meet our customers' demands without allowing those levels to increase to such an extent that the costs to hold the goods unduly impacts our financial results. We must balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life cycle of our products. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or at particular stores or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced net sales and profitability, and customer dissatisfaction.

Maintaining adequate inventory requires significant attention and monitoring of market trends, local markets, developments with suppliers, and our distribution network, and it is not certain that we will be effective in our inventory management. We are subject to the risk of inventory loss, damage, or theft and we may experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft. In addition, any casualty or disruption to our facilities or those of our third-party suppliers may damage or destroy our inventory located there. As we expand our operations, it may be more difficult to effectively manage our inventory. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition, and results of operations.

We derive a significant portion of our revenue from sales of our Design Your Own rings. A decline in sales of our Design Your Own rings would negatively affect our business, financial condition, and results of operations.

We derive a significant portion of our revenue from the sale of our Design Your Own rings. Our fine jewelry is sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors could result in a material decline in our revenue. Because we derive a significant amount of our revenue from the sale of our Design Your Own rings, any material decline in sales of our Design Your Own rings would have a material adverse impact on our business, financial condition, and operating results.

Because we have a short history of operating at our current scale, we may be unable to accurately predict operating results, and may be unable to generate sales growth and profitability.

Because we have a relatively short operating history at scale, it is difficult for us to predict our future operating results. We will need to generate and sustain increased revenue and manage our costs to sustain profitability. Even if we do, we may not be able to sustain or increase our profitability.

Our ability to generate sales and profit depends on our ability to grow our number of customers and drive operational efficiencies in our business to generate better margins. We expect to incur increased operating costs in the near term in order to:

- increase the engagement of customers;
- drive adoption of our products and services, and increase awareness of our brand, through marketing and other campaigns;
- attract and retain qualified personnel to support the expansion of our business;
- enhance our products and services with new designs and offerings; and
- invest in our operations to support the growth in our business, including by opening additional showrooms.

We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset these expenses or realize the benefits we anticipate. We also face greater compliance costs associated with the increased scope of our business and being a public company. Any failure to adequately increase net sales or manage operating costs could prevent us from sustaining or increasing profitability. As we expand our offerings and our showroom presence, we may be less profitable than we are now. Additionally, we may not realize the operating efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the shopping experience, and optimize costs such as payments to raw material suppliers, payment processing, and customer support. As such, we may not be able to sustain or increase profitability in the near term or at all and the value of our business and the trading price of our Class A common stock may be negatively impacted.

We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations.

We rely heavily on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, "IT Systems") for many critical functions across our operations, including managing our supply chain and inventory, processing customer transactions, our financial accounting and reporting, compensating our employees, and operating our websites. Our ability to effectively manage our business and coordinate the sourcing, distribution, and sale of our products depends significantly on the reliability and capacity of these IT Systems. We also collect, process, and store sensitive and confidential information, including our proprietary business information, trade secrets, and personal information and that of our customers, employees, suppliers, and business partners (collectively, "Confidential Information"). The secure and reliable processing, maintenance, and transmission of this Confidential Information is critical to our operations.

We also rely on third-party providers for a number of our IT Systems, including website services. Although alternative providers could support our business on a substantially similar basis to our current third-party providers, transitioning our current infrastructure to alternative providers could potentially be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreements with our third-party vendors on commercially acceptable terms, our agreements are prematurely terminated, or we add additional website or other third-party vendors, we may experience costs or downtime in connection with the transfer to, or the addition of, new third-party vendors. If our third-party vendors increase the costs of their services, our business, financial condition, or results of operations could be materially and adversely affected.

Our IT Systems may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, physical or electronic break-ins, acts of war or terrorist attacks, fire, flood and natural disasters, and our existing safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade or replace our existing IT Systems or choose to incorporate new technology systems from time to time for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations and could result in significant expense. Further, any material disruption or slowdown of our IT Systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition, and operations.

In addition, our IT Systems and those of our third-party service providers and business partners may be vulnerable to data breaches, cyberattacks, phishing, social engineering, ransomware, and other security incidents compromising the confidentiality, integrity, and availability of our IT Systems and Confidential Information, acts of vandalism, computer viruses and malware, malicious code embedded in open-source software, or misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our suppliers' or service providers') IT systems, products or services, errors or malfeasance of personnel, security vulnerabilities in the software or systems on which we rely, or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, delete, use inappropriately, or modify information we process, including credit card information and personal identification

information. While we employ security measures to prevent, detect, and mitigate potential for harm from the misuse of user credentials on our network, these measures may not be effective in every instance. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools used to circumvent security (including artificial intelligence) can be highly sophisticated, change frequently, are often not recognized until launched against a target, can originate from a wide variety of sources (including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies), and may originate from less regulated and remote areas around the world. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents or to proactively address all possible techniques or implement adequate preventive measures for all situations. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We and certain of our third-party providers experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition.

Moreover, while we maintain cybersecurity insurance that may help provide coverage for these types of incidents, we cannot be certain that our insurance will be adequate to cover costs and liabilities related to these incidents. Any such breach, attack, virus, or other event could result in costly investigations, litigation, and remediation expenses exceeding applicable insurance coverage, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, financial condition, and results of operations.

If the IT Systems of our third-party service providers become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

The regulatory environment surrounding information security, cybersecurity and the protection of data is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For example, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations. Our business partners may have contractual rights of indemnification against us or seek to terminate our contracts with them in the event that their customer or proprietary business information is released as a result of a breach of our information technology. Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. Due to concerns about data security and integrity, a growing number of national and international legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is misused or accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, we are subject to laws in all states and numerous territories that require notification. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

Additionally, under certain regulatory schemes, such as the California Consumer Privacy Act, as subsequently amended by the California Privacy Rights Act (collectively, the "CCPA"), we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual or significant administrative fines. This means that in the event of a security breach we could face government scrutiny, regulatory

fines, remediation costs, or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of U.S. dollars. We may also be subject to civil claims under foreign laws such as the European Union and U.K. data protection laws, including representative actions and other class action type litigation. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition. Any of these events could have a significant effect on our business and financial condition. As information security, cybersecurity and data protection laws and regulations change, we may incur additional compliance costs.

Environmental, social, and governance matters may adversely impact our business and reputation.

Investors, employees, customers, governmental and regulatory bodies and other stakeholders are increasingly judging companies' performance on a variety of environmental, social, and governance ("ESG") matters, which are considered to contribute to the long-term sustainability of companies' performance.

A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions with some relying on proprietary or third-party ESG ratings to measure the performance of companies on ESG topics. Topics taken into account in such assessments include, among others, the company's efforts and impacts, including impacts associated with our suppliers or other partners, on climate change and human rights, ethics and compliance with law, diversity, and the role of the Board in supervising various ESG issues.

In light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role or our own ESG goals and values, including in respect of our diamond sourcing standards. This could lead to risk of litigation or reputational damage relating to our ESG policies or performance. As we continue to focus on developing ESG practices, and as investor and other stakeholder expectations, voluntary and regulatory ESG disclosure standards and policies continue to evolve, we have made disclosures in these areas. Such disclosures may reflect aspirational goals, targets, and other expectations and assumptions, which are necessarily uncertain and may not be realized. Standards for tracking and reporting ESG matters continue to evolve, and the lack of an established single approach to identifying, measuring, and reporting on many ESG matters may create uncertainty and ambiguities. The voluntary disclosure frameworks and standards we select, and the interpretation or application of those frameworks and standards, may be subject to change and may be different from our peers. Further, the methodologies we use for reporting ESG data may be updated and our previously reported ESG data may be adjusted to reflect improvements in data that is available to us, changing assumptions, changes in our operations and other changes in circumstances. Failure to realize (or timely achieve progress on) our aspirational goals and targets could adversely affect our third-party ESG ratings, our reputation, or otherwise adversely affect our business and operating results.

In addition, various regulatory authorities have imposed, and may continue to impose, mandatory substantive and/or disclosure requirements with respect to ESG matters. For example, we may be subject to the requirements of the European Union Corporate Sustainability Reporting Directive ("CSRD") and its implementing laws and regulations and other directives, regulations, disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets, and emissions reduction claims) such as the State of California as well as the SEC's climate disclosure rules, among other regulations or requirements. Notably, the European Union's CSRD has extra-territorial reach both directly (for in-scope companies) and indirectly, as companies in the value chains of in-scope companies may be asked to provide relevant data if there are in-scope entities in their value chains. The SEC has also adopted rules that will require public companies to disclose extensive climate change-related information in their SEC filings, but those rules are being challenged in court and not expected to be enforced by the current U.S. federal administration. Environmental disclosure requirements may not always be uniform across jurisdictions, which may result in increased complexity, and cost, for compliance. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of "sustainable", "eco-friendly", "organic", "recyclable" or similar language in product marketing. Any of the foregoing may require us to make additional investments in facilities and equipment, require us to incur additional

costs for the collection of data and/or preparation of disclosures and associated internal controls, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results, and financial condition. Additionally, many of our suppliers and business partners may be subject to similar requirements, which may augment or create additional risks, including risks that may not be known to us.

Further, our emphasis on ESG issues may not maximize short-term financial results and may yield financial results that conflict with the market's expectations. We have and may in the future make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our ESG goals, which we believe will improve our financial results over the long-term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, financial condition, and operating results could be harmed. Finally, it is also possible that opinions regarding companies like ours that emphasize ESG may shift in a way that reduces the perceived value of such companies to investors, employees, customers, and other stakeholders, changing their perception of the value of our company, including as a result of anti-ESG and anti-inclusivity-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny which have gained momentum across the U.S. in recent years.

Our e-commerce and omnichannel business face distinct risks, and our failure to successfully manage those risks could have a negative impact on our sales and profitability.

As an e-commerce and omnichannel retailer, we encounter risks and difficulties frequently experienced by internet-based businesses. The successful operation of our business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on the efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce and omnichannel business include:

- uncertainties associated with our technology platforms and websites, including changes in required technology interfaces, website downtime, and other technical failures, costs, and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations, and e-commerce fulfillment;
- disruptions in internet service or power outages;
- reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers;
- rapid technological changes;
- credit or debit card fraud and other payment processing related issues;
- changes in applicable federal, state, and international regulations;
- liability for online content;
- cybersecurity and data privacy concerns and regulations; and
- natural disasters or adverse weather conditions, exacerbated by climate change.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces, virtual and augmented reality, and other e-commerce marketing tools such as paid search and mobile applications ("apps"), and social media platforms, among others, which may increase our costs and may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

If we are unable to effectively anticipate and respond to changes in consumer preferences and shopping patterns, or are unable to introduce new products or programs that appeal to new or existing customers, our sales and profitability could be adversely affected.

Our continued success depends on our ability to anticipate and respond in a timely and cost-effective manner to changes in consumer preferences for jewelry, natural and lab-grown diamonds and gemstones in particular, and other luxury goods, as well as attitudes towards the global jewelry industry as a whole, and the manner and locations in which consumers purchase such goods. Our business is subject to rapidly changing consumer preferences and future sales may suffer if the consumer preferences shift away from our product offerings or styles. Changes in fashion could also affect the popularity and, therefore, the value of engagement rings and fine jewelry designs and products as well as diamonds and gemstones. Any event or circumstance resulting in reduced market acceptance of one or more of our designs or offerings could reduce our sales. Unanticipated shifts in consumer preferences may also result in excess inventory. We recognize that consumer tastes cannot be predicted with certainty and are subject to change, which is compounded by the expanding use of digital and social media by consumers and the speed by which information and opinions are shared. Our product development strategy is to introduce new design collections, primarily jewelry, and/or expand certain existing collections regularly. If we are unable to anticipate and respond in a timely and cost-effective manner to changes in consumer preferences and shopping patterns, including the development of an engaging omnichannel experience for our customers, our sales and profitability could be adversely affected.

We expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations have varied, and in the future, could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to accurately forecast net sales and appropriately plan our expenses, capital expenditures and expenditures on inventory;
- the timing, size and effectiveness of our marketing efforts;
- the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;
- successful expansion into new markets;
- changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results;
- the effectiveness of our internal controls;
- the seasonality of our business;
- changes in business or macroeconomic conditions, lower consumer spending, recessionary conditions, increased inflation, increased interest rates, increased unemployment rates, stagnant or declining wages, political unrest, armed conflicts, or natural disasters; and
- our ability to collect payments from customers on a timely basis.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, quarter-to-quarter and year-over-year comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance. Additionally, the variability and unpredictability of our quarterly operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Refunds, cancellations, and warranty claims could harm our business.

We allow our customers to return our products, subject to our refund policy, which generally allows customers to return our products within the first 30 days of when a purchase is available for shipment or pickup and receive a full refund or an exchange. At the time of sale, we establish a reserve for returns, based on historical experience and expected future returns, which is recorded as a reduction of sales. If we experience a substantial increase in refunds, our cancellation reserve levels might not be sufficient and our business, financial condition, and results of operations could be harmed.

In addition, we generally offer one complimentary resizing within 60 days of when a purchase is available for shipment or pickup. We could incur significant costs to honor this guarantee.

We face the risk of theft, loss, or damage to our products from inventory or during shipment.

We have experienced and may continue to experience theft, loss, or damage to our products during the course of shipment to our customers by third-party shipping carriers or from our inventory. Additionally, as of December 31, 2024, we had 40 showrooms and one operations center across the U.S. While our showrooms differ from traditional retailers in that they do not stock significant amounts of inventory to sell to consumers, they do have some products on display, and we allow customers to pick-up and return products purchased online in-store. We have taken steps to prevent loss of, damage to and theft of our products. However, if operational or security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, loss or damage which would substantially harm our business and results of operations.

Russia's invasion of Ukraine, and the military, political, and economic impacts of the conflict there, could have a material adverse effect on our operations and financial condition.

In February 2022, Russian military forces launched a major assault against Ukraine, and sustained conflict, instability, and disruption in the region is continuing. In response to the Russian military action, the U.S., Canada, the United Kingdom, the European Union, and others imposed sanctions against government officials, companies, individuals, regions, and industries in Russia, Ukraine, and Belarus. On March 11, 2022, the U.S. announced sanctions on multiple products of Russian origin, including diamonds. In December 2023, the European Union and the Group of Seven nations announced additional sanctions and import restrictions on diamonds that are mined, processed or produced in Russia. Effective March 1, 2024, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") issued a Diamonds Determination which prohibits the importation of non-industrial diamonds that were mined, extracted, produced, or manufactured wholly or in part in the Russian Federation with a weight of 1.0 carat or greater, even if such diamonds have been substantially transformed into other products outside of the Russian Federation. This was further tightened to restrict diamonds with a weight above 0.5 carats as of September 1, 2024. Additionally, OFAC also issued a Diamond Jewelry and Unsorted Diamonds Determination which prohibits the importation and entry into the U.S. of diamond jewelry and unsorted diamonds of Russian Federation origin, as well as diamond jewelry and unsorted diamonds that were exported from the Russian Federation. Because approximately 30% of the world's rough diamonds are of Russian origin, these sanctions and import restrictions limiting or prohibiting the importation of Russian diamonds could negatively affect the worldwide supply of diamonds. A reduction in the supply of diamonds could result in increased prices for diamonds, which, in turn, could have a material adverse effect on our operations in the form of increased costs for us and potentially lower margins. It remains unclear what impact the conflict and sanctions have on consumer demand for diamond jewelry. We have no way to predict the outcome of the situation in Ukraine, as the conflict and governmental responses are evolving and are beyond our control. Further escalation of the military conflict, more extensive sanctions, and instability impacting the region each could have a material adverse effect on our results of operations and financial condition.

In addition, as a result of the ongoing conflict between Russia and Ukraine, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally. For example, there may be an increased risk of cybersecurity attacks due to the current conflict between Russia and Ukraine, including cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any increase in such attacks on us or our third-party providers or other systems could adversely affect our network systems or other operations.

We plan to expand into international markets, which will expose us to significant risks.

As we expand our operations to other countries, significant resources and management attention is required and doing so subjects us to regulatory, economic, and political risks in addition to those we already face in the U.S., Canada, Australia, and the United Kingdom. There are significant risks and costs inherent in doing business in international markets, including:

- difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of showrooms and customer service operations, and legal compliance costs associated with locations in different countries or regions;
- the need to vary pricing and margins to effectively compete in international markets;
- the need to adapt and localize products for specific countries;
- increased competition from local providers of similar products and services;
- varying degrees of consumer acceptance of e-commerce and omnichannel business, specifically of fine jewelry;
- challenges in obtaining, maintaining, protecting, and enforcing intellectual property rights abroad;
- potentially higher marketing customer support, payment processing, order fulfillment and other operational costs;
- the need to offer content and customer support in various languages;
- increased costs for fraud mitigation;
- difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;
- compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act ("FCPA"), and the U.K. Bribery Act 2010 ("U.K. Bribery Act"), by us, our employees, and our business partners;
- complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the Personal Information Protection and Electronic Documents Act ("PIPEDA"), the U.K. Data Protection Act, and the U.K. and EU General Data Protection Regulations;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- tariffs and other non-tariff barriers, such as quotas and local content rules;
- differing and potentially adverse tax laws, including resulting from the complexities of foreign corporate income tax systems, value added tax ("VAT") regimes, tax withholding rules, and other indirect taxes, tax collection or remittance obligations;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
- political or social unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international regulatory and business environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Some of our customers finance their purchase of our products through third-party financing providers. If we are unable to maintain our relationships with our third-party financing providers, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, and our ability to sell our products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates or other factors could increase our costs or the monthly payments for consumer products financed through other sources of consumer financing. We also offer layaway payments for both U.S. and international customers. After an initial deposit, our layaway plan allows customers to make monthly payments on any purchase. There is a risk that if credit is extended to consumers during times when economic conditions are strong, and then economic conditions subsequently deteriorate, consumers may not meet their then-current payment obligations. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and operating results.

Our business is affected by seasonality and any negative impact on consumer spending during peak shopping quarters could materially adversely affect our business, financial condition and results of operations.

A larger share of annual revenues traditionally occurs in the fourth quarter because it includes the November and December holiday sales period. Any adverse changes in the economy and other negative impacts on discretionary spending by consumers during peak shopping quarters could unfavorably impact sales and earnings to a greater extent than during other times of the year. Due to this seasonality, our ability to compensate for shortfalls in fourth quarter sales or earnings in other quarters, or to recover from any extensive disruption in sales or showroom activity during the days leading up to Christmas, for example, is limited. In addition, in order to prepare for our peak shopping quarters, we must increase the staffing at our showrooms and order and keep in stock more merchandise than we carry during other parts of the year. This staffing increase and inventory build-up may require us to expend cash faster than is generated by our operations during these periods. We may be unable to increase staffing levels to meet our requirements, and additional staff may not perform at the levels required to support our business. Any unanticipated decrease in demand for our products during such a period could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, we may not be able to grow effectively.

Our success and future growth depend largely upon the continued services of our management team, including our Co-Founders, Beth Gerstein and Eric Grossberg. From time to time, there may be changes in our executive management team resulting from the hiring or departure of these personnel. Our executive officers are employed on an at-will basis, which means they may terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.

In addition, our future success will depend, in part, upon our continued ability to identify and hire skilled personnel with the skills and technical knowledge that we require, including engineering, software design and programming, jewelry design, marketing, sales, and other key management personnel. Such efforts will require significant time, expense, and attention as there is intense competition for such individuals, particularly in the Denver and San Francisco areas, and new hires require significant training and time before they achieve full productivity, particularly for new products and territories. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, all of whom are at-will employees. If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be adversely affected. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached various legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the

value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to expand our services and grow our business through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, once we have completed an acquisition, we may not be able to successfully integrate the acquired business. The risks we face in connection with acquisitions include:

- an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, may not generate sufficient financial return to offset additional costs and expenses related to the acquisition, or may not perform as well financially as expected;
- we may encounter difficulties or unforeseen expenditures in integrating the business, offerings, technologies, personnel, or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management from other business concerns;
- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;
- our use of cash to pay for an acquisition would limit other potential uses for our cash;
- if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants; and
- if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these foregoing risks could adversely affect our business, financial condition, and results of operations, and expose us to unknown risks or liabilities.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We fund our operations primarily through revenue generated from our products and services, borrowings under our Silicon Valley Bank ("SVB") Credit Agreement (as defined herein), and equity financings. We cannot be certain that our operations will continue to generate sufficient cash to fully fund our ongoing operations and the growth of our business. We intend to continue to make investments to support the development of our products and services and will require additional funds for such development. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features or enhance our products and services, improve our operating infrastructure, support our operations, or acquire complementary businesses and technologies. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds.

Our current debt holders and potential future debt holders have or would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Additional financing may not be available on terms favorable to us, if at all and, due to market conditions, we may be unable to access or experience delays in accessing our existing credit facilities. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations. If we are unable to obtain adequate financing or financing on terms satisfactory to us or access our existing credit facilities, our ability to develop our products and services, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

In addition, the Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfil our obligations under such indebtedness, to react to changes in our business, and to incur additional indebtedness to fund future needs.

As of December 31, 2024, we had outstanding $56.1 million aggregate principal amount of borrowings under our SVB Term Loan (as defined herein). If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. Our ability to restructure or refinance our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or failure to comply with certain restrictions in our debt instruments would result in a default under our debt instruments. In the event of a default under any of our current or future debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments to be due and payable.

In addition, our indebtedness under our SVB Term Loan bears interest at variable rates. Because we have variable rate debt, fluctuations in interest rates may affect our cash flows or business, financial condition, and results of operations.

Our SVB Credit Agreement contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition, and results of operations.

The terms of our SVB Credit Agreement include a number of covenants that limit our ability to (subject to negotiated exceptions), among other things, incur additional indebtedness, incur liens on any of our property, enter into agreements related to mergers and acquisitions, dispose of property, or pay dividends and make distributions. In addition, we are required to comply with a minimum fixed charge coverage ratio and maximum leverage ratios, tested on a quarterly basis. The terms of our SVB Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

A failure by us to comply with the covenants specified in the SVB Credit Agreement could result in an event of default under the agreement, which would give the lenders the right to stop advancing money or extending credit and to declare all obligations to pay the loans when due, together with principal interest, fees, and expenses, to be immediately due and payable. If the debt under the SVB Credit Agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, and the lenders may foreclose on collateral, which could adversely affect our business, financial condition and results of operations.

The effects of climate change and related regulatory, customer, and investor responses may adversely impact our business.

The intensifying effects of climate change present physical, liability, and transition risks with both macro and micro implications for companies and financial markets. There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather events (such as floods, droughts, hurricanes, earthquakes, wildfires, and severe storms) could, among other things, disrupt the operation of our supply chain, disrupt retail operations and foot traffic at our showrooms, damage or destroy our showrooms, cause shipping delays, and increase our product costs. In addition, natural disasters such as hurricanes, tornadoes, earthquakes, or wildfires, or a combination of these or other factors, could damage or destroy our facilities or make it difficult for the salesforce or customers to travel to our showrooms, thereby negatively affecting our business and results of operations. Such events have the potential to disrupt our operations, cause showroom closures, disrupt the business of our suppliers and impact our customers and workforce, all of which may cause us to suffer losses and additional costs to maintain or resume operations. As a result, the effects of climate change could have an adverse impact on our business and results of operations. The Company's failure to identify climate and other environmental risks, to mitigate these risks, or to meet consumer expectations regarding sustainability may adversely affect our ability to attract and retain top talent, negatively impact our reputation and consumer loyalty, disrupt our supply chain, and result in lost sales and profits. In addition, implementing changes to mitigate these risks may result in substantial short and long-term additional operational expenses, which may materially affect our profitability and have other unanticipated material adverse effects.

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by our suppliers. For example, governmental authorities in various countries have proposed, and are likely to continue to propose, legislation and regulation to reduce or mitigate the impacts of climate change, or to require substantial disclosures regarding the same. Various countries and regions are following different approaches to the regulation of climate change, as well as climate-related disclosures, which could increase the complexity of, and potential cost related to complying with, such regulations. For more detail, see our risk factor titled "Environmental, social, and governance matters may adversely impact our business and reputation." As we may take steps to voluntarily mitigate our impact on climate change and other ESG issues, we may experience increases in energy and transportation costs, operating expenses, capital expenditures or insurance premiums and deductibles, and other unforeseen adverse effects. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business. As a result, we may not be able to accurately assess or predict the potential impact, if any, that such legislation, regulations, or industry standards may have on our operations.

Risks Related to Our Legal and Regulatory Environment

Failure to comply with laws, regulations, and enforcement activities, or changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

We are subject to numerous federal, state, local, and foreign laws and governmental regulations, including those relating to environmental protection, personal injury, intellectual property, consumer product safety, building, land use and zoning requirements, workplace regulations, wage and hour, privacy and information security, consumer protection laws, immigration, and employment law matters. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by importers, manufacturers, or distributors, we may be subject to governmental, regulatory or judicial fines, sanctions or corrective measures, while incurring substantial legal fees and costs. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

Further, the Federal Trade Commission ("FTC") has authority to investigate and prosecute practices that constitute "unfair trade practices," "deceptive trade practices" or "unfair methods of competition." State attorneys general as well as regulators in international jurisdictions typically have comparable authority, and many states and international jurisdictions also permit private plaintiffs to bring actions on the basis of these or similar laws. Federal, state and international consumer protection laws and regulations may apply to our operations and retail offers.

Our transactions with suppliers and other parties outside the U.S. may subject us to FCPA, U.S. export controls, including the Export Administration Regulations, and trade sanction laws, and similar anti-corruption, anti-bribery, and international trade laws, any violation of which could create substantial liability for us and also harm our reputation. Our operations may subject us to various federal, state, and local laws, regulations, and other requirements pertaining to protection of the environment, public health, and employee safety, including regulations governing the management of hazardous substances and the maintenance of safe working conditions, such as the Occupational Safety and Health Act of 1970, as amended. These laws also apply generally to all our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities. In connection with our philanthropic endeavors, we must also comply with additional federal, state, and local tax and other laws and regulations.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights could harm our brand, devalue our proprietary content and technology, and adversely affect our ability to compete effectively.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our brand, proprietary designs, technology, and know-how. We rely on a variety of mechanisms to protect our intellectual property rights, including trademark and copyright laws, design patent laws, trade secret protection, domain name registration, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation or other violations of our intellectual property, proprietary designs, technology, know-how, and our brand. We may not learn of, or may be unable to detect, the unauthorized use of our intellectual property rights. Even if we are able to detect unauthorized uses, we nevertheless may be unable to effectively enforce our intellectual property rights. Effective intellectual property protection may not be available to us or available in every jurisdiction in which we offer or may offer our products and services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary designs, technology, and other intellectual property, and adversely affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial resources and divert attention of management, which could adversely affect our business, financial condition, and results of operations.

If we fail to protect our intellectual property rights adequately, our competitors may exploit our intellectual property and develop and commercialize substantially identical products and we may lose an important advantage in the markets in which we compete. In addition, defending our intellectual property rights might entail significant expense. Any trademarks, copyrights, patents, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, *inter partes* review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation. Any challenge to our intellectual property rights

could result in them being narrowed in scope or declared invalid or unenforceable. We do not currently own any issued patents, and even if we seek patent protection in the future, we may be unable to obtain or maintain such protection. In addition, any patents issued from future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming. Despite our precautions, it may be possible for unauthorized third parties to copy our offerings and capabilities and use information that we regard as proprietary to create offerings that compete with ours. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets or may have developed intellectual property on our behalf. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Invention assignment agreements may not be self-executing, further any of these agreements may be breached, and we may not have adequate remedies for breaches of the confidentiality, invention assignment, or other agreements. Additionally, we may be subject to claims that our employees misappropriated relevant rights from their previous employers. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings and capabilities.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our offerings and capabilities, impair the functionality of our offerings and capabilities, delay introductions of new offerings, or injure our reputation.

Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. Intellectual property-related litigations and proceedings are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties and other intellectual property-related disputes. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, diluted or declared generic or determined to be infringing on other marks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names.

Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our brand using our various domain names, as well as impede our ability to effectively compete against competitors with similar products or technologies.

As we face increasing competition, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve adverse intellectual property rights holders who have no relevant product revenue, and, therefore, our own issued and pending copyrights, trademarks, and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others that cover significant aspects of our offerings and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. In addition, any disputes with third parties with respect to any third-party intellectual property agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase our obligations under such agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be expensive and time-consuming to address and resolve, and could divert the time and attention of management and technical personnel from our business. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if plaintiffs were to succeed in blocking the trade of our products and services. An adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property rights. Further, our liability insurance may not cover potential claims of this type adequately or at all. We may be unable to successfully resolve these types of conflicts to our satisfaction and may be required to enter into costly license agreements, if available at all; be required to pay significant royalty, settlements costs, or damages; be required to rebrand our products; and/or be prevented from selling some of our products. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate, or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time during which our products may not be available for commercialization or use. Such outcomes would increase our operating expenses, and if we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we may be forced to limit our product offerings, which could adversely affect our ability to compete effectively.

We are subject to rapidly changing and increasingly stringent laws, regulations, and industry standards relating to privacy, data security, and data protection. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

We collect, process, store, and use a wide variety of data from current and prospective customers, including personal information, such as home addresses and geolocation. These activities are regulated by a variety of federal, state, local, and foreign privacy, data security, and data protection laws and regulations, which have become increasingly stringent in recent years. Further, these laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly.

Domestic privacy and data security laws are complex and changing rapidly. In the U.S., we are subject to a variety of laws and regulations, including regulation by federal government agencies, including the FTC, and state and local agencies. In addition to federal laws such as Section 5 of the Federal Trade Commission Act, the Gramm-Leach-Bliley Act, and the Fair Credit Reporting Act, many states have enacted laws regulating the collection, use, and disclosure of personal information and requiring that companies implement reasonable data security measures. Laws in all states and U.S. territories also require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security breaches affecting personal information.

In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. The CCPA, for example, imposes obligations on businesses that process personal information of California residents. The enactment of the CCPA prompted a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. Since the CCPA went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states and will soon be enforceable in several other states as well. These comprehensive state privacy laws may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information for advertising and other purposes, our financial condition, and the results of our operations or prospects. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would increase the challenge of compliance.

In addition, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet, may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the "TCPA"), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act"), and similar state consumer protection and communication privacy laws, such as California's Invasion of Privacy Act. In particular, the TCPA imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. Claims that we have violated the TCPA could be costly to litigate, and if successful, expose us to substantial statutory damages.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years, and may increase the costs and complexity of offering our products in new geographies. In Canada, PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada's Anti-Spam Legislation ("CASL") prohibits email marketing without the recipient's consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

We sell in the European Union which has adopted strict data privacy and security regulations in its General Data Protection Regulations (the "EU GDPR") and the U.K. which has adopted the U.K. General Data Protection Regulation and Data Protection Act 2018 (the "U.K. GDPR" and together with the EU GDPR, the "GDPR"). The GDPR imposes strict requirements on controllers and processors of personal data. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection.

In addition, the EU GDPR and UK GDPR each regulate cross-border transfers of personal data out of the EEA and the U.K. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could incur additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

In addition, the GDPR and other EU and U.K. data protection and electronic privacy laws impose conditions on the ability of companies to market electronically, including through the use of cookies, tracking technologies, e-marketing, and similar technologies on which we rely for our marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases continues, and further requirements advocated by privacy advocates are enforced (e.g. requiring individual cookie opt outs; more details about each cookie or other tracking technology used), this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

Further, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard ("PCI-DSS") issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Compliance with PCI-DSS and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with PCI-DSS or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition, and results of operations. We also rely on vendors to handle certain PCI-DSS matters and to ensure PCI-DSS compliance. Despite our compliance efforts, we may become subject to claims that we have violated PCI-DSS, based on past, present, and future business practices, which could have an adverse impact on our business and reputation.

In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines. Consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or "do not track" mechanisms or opt-out preference signals as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or "ad-blocking" software, and the development and deployment of new technologies could materially impact our ability to collect data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations.

Despite our efforts to comply with all applicable data protection laws and regulations and the associated laws on cookies and tracking technologies, our interpretations of such laws and regulations and such measures to comply therewith may have been or may prove to be insufficient or incorrect, and we may not be successful in achieving compliance with the rapidly evolving privacy, data security, and data protection requirements discussed above. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our business in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products and services. Such occurrences could adversely affect our business, financial condition, and results of operations. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities.

Regulatory and legislative developments on the use of artificial intelligence and machine learning could adversely affect our use of such technologies in our business.

We employ machine learning models to drive improved customer experience, as well as efficiencies in our operations, such as virtual try-ons, virtual appointments with jewelry consultants, payment processing and customer service, and automated key support workflows. The regulatory framework around the development and use of machine learning, artificial intelligence and automated decision making is evolving. Many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations related to the development and integration of artificial intelligence ("AI"), machine learning, and additional emerging data technologies while mitigating or controlling for bias and discrimination in the context of AI and machine learning. For example, in the United States, an executive order was issued in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance innovation with addressing risks associated

with AI by providing eight guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making. In addition, in Europe the EU AI Act (which establishes a comprehensive, risk-based governance framework for AI in the EU market) entered into force in August 2024, and the majority of the substantive requirements will apply two years later. It is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance. There are also specific rules on the use of automated decision making under the GDPR that provide the data subject the right not to be subject to a decision based solely on automated processing, including profiling, which produces legal effects concerning him or her or similarly significantly affects him or her. Additionally, the existence of automated decision making must be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. We may incur additional expenses and costs associated with complying with such laws, as well as face heightened potential liability if we are unable to comply with these laws.

Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/ or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to our products and services, our mobile apps, website, app stores, or the internet generally, which could negatively impact our operations.

Our business depends on customers accessing our products and services via a mobile device or a personal computer, and the internet. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our products and services. Adverse weather events and natural disasters could also create outages in internet connectivity which may prevent our consumers from accessing our online platforms. In addition, the internet infrastructure that we and our customers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our products and services. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for our mobile apps, website, or the internet generally for a number of reasons, including security, confidentiality, or regulatory concerns. In addition, companies may adopt policies that prohibit their employees from using our products and services. If companies or governmental entities block, limit, or otherwise restrict customers from accessing our products and services, our business could be negatively impacted, the number of customers could decline or grow more slowly, and our results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to market our offerings and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be

held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

We cannot be certain that all of our employees and agents will not take actions in violation of any of the above laws, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of any of the above laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, financial condition, and operating results.

We are, and from time to time, may be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, data privacy and protection, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could involve claims for substantial amounts of money or other relief that might adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. The defense of these actions could be time consuming and expensive and could distract our personnel from their normal responsibilities. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, all of which could negatively affect our revenue growth. The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and operating results.

Risks Related to Our Dependence on Third Parties

We face risks associated with suppliers from whom our products are sourced and are dependent on a limited number of suppliers.

We purchase substantially all of the resources for our products including diamonds, gemstones, precious metals, parts, packaging, and raw materials from domestic and international suppliers. We rely on a limited number of suppliers to supply the majority of the resources for our products and are thus exposed to concentration of supplier risk. For example, one supplier of jewelry accounted for 11% of inventory purchases during the year ended December 31, 2024. If we were to lose any significant supplier, we may be unable to establish additional or replacement sources for our products that meet our quality controls and standards in a timely manner or on commercially reasonable terms, if at all. For our business to be successful, our suppliers must be willing and able to provide us with resources in substantial quantities, in compliance with regulatory requirements, and further in compliance with our ethical, quality and sourcing, and environmentally responsible standards, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of resources on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

We typically do not enter into long-term contracts with our suppliers, and in some cases do not have formal written contracts, and, as such, we operate without significant contractual assurances of continued supply, pricing or access to resources. Pricing with suppliers is typically established and renegotiated based on product specifications, market conditions, and other variables. Any of our suppliers could discontinue supplying us with desired inputs in sufficient quantities or offer us less favorable terms on future transactions for a variety of reasons. The benefits we currently experience from our supplier relationships could be adversely affected if our suppliers:

- discontinue selling resources to us;
- enter into arrangements with competitors that could impair our ability to source their products, including by giving our competitors exclusivity arrangements or limiting our access to certain resources;
- fail to source ethically or responsibly according to our established guidelines;
- raise the prices they charge us;
- change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our suppliers have with their various lending institutions; or
- lengthen their lead times.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers' businesses, their financial instability and labor problems, resource quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, shipment issues, the availability of their raw materials, and increased production costs. Our suppliers may be forced to reduce their production, shut down their operations, or file for bankruptcy. The occurrence of one or more of these events could impact our ability to get products to our customers, result in disruptions to our operations, increase our costs, and decrease our profitability.

Our natural diamonds are sourced from approved mines in countries ranked according to risk based on the Gemstones and Jewellery Community Platform Index for Conflict-Affected and High-Risk Areas. A majority of the world's supply of rough diamonds is controlled by a small number of diamond mining firms. Furthermore, Our Beyond Conflict Free Diamonds® are sourced from a select group of diamond suppliers with a robust chain of custody protocol for their diamonds and are required to source diamonds that originate from specific mine operations or specific countries that have demonstrated their commitment to follow internationally recognized labor, trade, and environmental standards. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers of Beyond Conflict Free Diamonds® could substantially impair our ability to acquire such diamonds at commercially reasonable prices, if at all. Generally, diamond prices depend on the attributes of the diamond. Similarly, we craft our gold and silver fine jewelry from primarily repurposed precious metals, and we work with our suppliers to source repurposed platinum when available and from refiners that are known to use repurposed materials in their platinum products. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including increased shipping costs, the imposition of additional import or trade restrictions, including legal or economic restrictions on overseas suppliers' ability to produce and deliver resources, increased custom duties and tariffs, unforeseen delays in customs clearance of goods, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, port of entry issues and foreign government regulations, political instability, and economic uncertainties in the countries from which we or our suppliers source our products. Our sourcing operations may also be impaired by health concerns regarding infectious diseases in countries in which our resources are produced. Moreover, negative press or reports about internationally sourced resources may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other issues affecting our international suppliers or internationally sourced resources could have a material adverse effect on our business, financial condition, and results of operations.

Material changes in the pricing practices of our suppliers could negatively impact our profitability. Our suppliers may also increase their pricing if their raw materials become more expensive. The resources used to manufacture our products are subject to availability constraints and price volatility. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Moreover, many suppliers and manufacturers of diamonds, as well as retailers of diamonds and diamond jewelry, are vertically integrated, and we expect they will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations. To the extent

such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated, our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited, and our competitors may be able to obtain diamonds at lower prices.

In addition, some of our suppliers may not have the capacity to supply us with sufficient resources to keep pace with our growth plans, especially if we plan to manufacture significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships. Some of our suppliers are owned by vertically integrated companies with retail divisions that compete with us and, as such, we are exposed to the risk that these suppliers may not be willing, or may become unwilling, to sell their products to us on acceptable terms, or at all.

Our business relies on third-party providers of cloud services, and any disruption of, or interference with, our use of cloud services could adversely affect our business, financial condition, or results of operations.

We outsource substantially all of our core cloud infrastructure services to third-party providers, including Amazon Web Services, Microsoft, Salesforce and Oracle. The third-party providers provide the cloud computing infrastructure we use to host our website, serve our customers, and support our operations and many of the internal tools we use to operate our business. Our website, mobile apps, and internal tools use computing, storage, data transfer, and other functions and services provided by third parties. We do not have control over the operations of the facilities of the third-party providers that we use. The third-party providers' facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, droughts, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures, and other events beyond our control. In the event that any third-party provider's systems or service abilities are hindered by any of the events discussed above, particularly in a region where our website is mainly hosted, our ability to operate our business may be impaired. A provider's decision to close its facilities without adequate notice or other unanticipated problems or disruptions could result in lengthy interruptions to our business. All of the aforementioned risks may be exacerbated if our business continuity and disaster recovery plans prove to be inadequate.

Additionally, data stored with any third-party provider is vulnerable to experiencing cyberattacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial-of-service or other attacks, employee theft or misuse and general hacking. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our customers' data, or disrupt our ability to provide our products and services, including due to any failure by us to properly configure our third-party provider environment. Our business' continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them. We may not be able to easily switch our current operations to another cloud or other data center provider if there are disruptions or interference with our use of an existing provider, and, even if we could switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our products and services, harm our reputation, and potentially reduce net sales. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact our business. For more information, see "—We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations."

Our third-party providers do not have an obligation to renew their agreements with us on terms acceptable to us or at all. Although alternative data center providers could host our business on a substantially similar basis to our current third-party providers, transitioning our current cloud infrastructure to alternative providers could potentially be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement with our third-party providers on commercially acceptable terms, if our agreements with our third-party providers are prematurely terminated, or if we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If any of our infrastructure providers increase the costs of their services, our business, financial condition, or results of operations could be materially and adversely affected.

We rely on our suppliers, third-party carriers, and third-party jewelers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We significantly rely on our suppliers to promptly ship us diamonds and other fine jewelry ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship products to us, and in some cases, directly to our customers. We also rely on a limited number of third-party carriers to deliver inventory to us and product shipments to our customers. We and our suppliers are therefore subject to the risks, including but not limited to employee strikes, inclement weather, power outages, natural disasters, rising fuel costs, and financial constraints associated with such carriers' abilities to provide delivery services to meet our and our suppliers' shipping needs. In addition, for some customer orders we rely on third-party jewelers to assemble and ship the product. Our suppliers', third-party carriers', or third-party jewelers' failure to deliver high-quality products to us or our customers in a timely manner or to otherwise adequately serve our customers may damage our reputation and brand, and substantially harm our business and results of operations.

We rely on a limited number of contract manufacturers and logistics partners for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of contract manufacturers and logistics partners to manufacture and transport our products. In the event of interruption from any of our contract manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Our contract manufacturers' primary facilities are principally located in the U.S., India, Mexico, and Thailand, and furthermore are geographically concentrated in limited regions of each. Thus, our business could be adversely affected if one or more of our manufacturers is impacted by events like natural disasters, pandemics, or other interruptions at a particular location. Such interruptions may be due to, among other things, temporary closures of our facilities or those of our contract manufacturers, and other vendors in our supply chain; restrictions on travel or the import/export of goods and services from certain ports that we use; and local quarantines.

If we experience a significant increase in demand for our products that cannot be satisfied adequately through our existing manufacturing channels, or if we need to replace an existing manufacturer, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products in a timely manner. For example, if we require additional manufacturing support, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume in line with our mission-centric approach. Identifying suitable manufacturers and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our contract manufacturers or logistics partners could have an adverse effect on our business, financial condition, and operating results.

We rely on third parties for elements of the payment processing infrastructure underlying our business and are subject to risks related to online payment methods.

The convenient payment mechanisms provided by our business are key factors contributing to the development of our business. We rely on third parties for elements of our payment processing infrastructure to accept payments from customers and remit payments to suppliers. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, and third-party financing sources, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations.

Future failures of the payment processing infrastructure underlying our business could cause customers to lose trust in our payment operations and could cause them to instead turn to our competitors' products and services. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to customers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our customers.

As our business changes, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be materially adversely affected.

We occasionally receive orders placed with fraudulent credit cards or other payment data, including stolen credit card numbers, or from clients who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payment obligations. We have suffered and may suffer losses as a result of orders placed with fraudulent credit card data or other fraudulent payment data even if the associated financial institution approved payment of the orders, including orders that become the subject of fraudulent chargebacks. Under current credit card practices and the practices of our other payment processing partners, we may be liable for fraudulent credit card or other payment transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks, including employment practices liability, workers' compensation, property and casualty, cybersecurity, directors' and officers' liability, and general business liabilities. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase, and our ability to adequately ensure the risks to our business could be impaired. A portion of our inventory is in the custody of third parties such as our manufacturing partners, at any given time, and we are reliant on the adequacy of their insurance policies to cover potential loss or damage of our inventory in the custody of third parties. Any failure of such insurance policies to cover an event of loss or damage to inventory in the custody of third parties may result in a material loss to us. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, or otherwise paid by our insurance policy. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to Our Organizational Structure

Our principal asset is our interest in Brilliant Earth, LLC, and, as a result, we depend on distributions from Brilliant Earth, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement (as defined herein). Brilliant Earth, LLC's ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership of LLC Interests (as defined herein). As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Brilliant Earth, LLC and distributions we receive from Brilliant Earth, LLC. There can be no assurance that Brilliant Earth, LLC will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Brilliant Earth, LLC is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Brilliant Earth, LLC's ability to pay distributions to us and thereby adversely affect our cash flows.

Brilliant Earth, LLC is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, any taxable income of Brilliant Earth, LLC is allocated to holders of LLC Interests, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Brilliant Earth, LLC. Under the terms of the LLC Agreement, Brilliant Earth, LLC is obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. We intend, as its managing member, to cause Brilliant Earth, LLC to make cash distributions to the holders of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Brilliant Earth, LLC's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Brilliant Earth, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Brilliant Earth, LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. In addition, if Brilliant Earth, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired, although we do not anticipate declaring or paying any cash dividends on our Class A common stock and Class D common stock in the foreseeable future.

Under the LLC Agreement, we intend to cause Brilliant Earth, LLC, from time to time, to make distributions in cash to its equityholders (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Brilliant Earth, LLC. As a result of (1) potential differences in the amount of net taxable income allocable to us and to Brilliant Earth, LLC's other equityholders, (2) the lower tax rate applicable to corporations as opposed to individuals, and (3) certain tax benefits that we anticipate from (a) future purchases or redemptions of LLC Interests from the Continuing Equity Owners, (b) payments under the Tax Receivable Agreement and (c) any acquisition of interests in Brilliant Earth, LLC from other equityholders, these tax distributions may be in amounts that exceed our tax liabilities. The Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of a cash dividend on our Class A common stock and Class D common stock, the payment of obligations under the Tax Receivable Agreement, the declaration of a stock dividend on our Class A common stock and Class D common stock, along with the purchase of a corresponding number of common units in Brilliant Earth, LLC, or the purchase of additional common units in Brilliant Earth, LLC, along with a recapitalization of all of the outstanding common units in Brilliant Earth, LLC and the payment of other expenses. We have no obligation to distribute such cash (or other available cash) to our stockholders. No

adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock or Class D common stock, as applicable, will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock or Class D common stock, or otherwise use the cash as described above, we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Brilliant Earth, LLC, which may result in shares of our Class A common stock and Class D common stock increasing in value relative to the value of LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock or Class D common stock, as applicable, in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances.

The Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.

We are party to a Tax Receivable Agreement with Brilliant Earth, LLC and each of the Continuing Equity Owners. Under the Tax Receivable Agreement, we are required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) increases in Brilliant Earth Group, Inc.'s allocable share of the tax basis of Brilliant Earth, LLC's assets resulting from (a) Brilliant Earth Group, Inc.'s purchase (or deemed purchase) of LLC Interests from each Continuing Equity Owner, (b) any future redemptions or exchanges of LLC Interests for Class A common stock or Class D common stock (or cash), and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments under the Tax Receivable Agreement. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Brilliant Earth, LLC by the exchanging Continuing Equity Owners. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. The actual increase in tax basis, and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors: including the timing of redemptions by the Continuing Equity Owners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that they will benefit the Continuing Equity Owners.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners but will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners. We entered into the Tax Receivable Agreement with Brilliant Earth, LLC and the Continuing Equity Owners in connection with the completion of our initial public offering. The Tax Receivable Agreement provides for the payment by us to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) increases in Brilliant Earth Group, Inc.'s allocable share of the tax basis of Brilliant Earth, LLC's assets resulting from (a) Brilliant Earth Group, Inc.'s purchase (or deemed purchase) of LLC Interests from each Continuing Equity Owner, (b) any future redemptions or exchanges of LLC Interests for Class A common stock or Class D common stock (or cash), and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments under the Tax Receivable Agreement. Although we will retain 15% of the amount of such tax benefits,

this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if (1) we materially breach any of our material obligations under the Tax Receivable Agreement, (2) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of our initial public offering, or (3) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor's obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions (including that we earn sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement), which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Owners could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the "IRS"), or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to adversely affect the rights and obligations of Mainsail (as defined herein) or Just Rocks (as defined herein) in any material respect under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of Mainsail or Just Rocks, as applicable. The interests of Mainsail and Just Rocks in any such challenge may differ from or conflict with our interests and your interests, and Mainsail and Just Rocks may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against future cash payments, if any, that we might otherwise be required to make to such Continuing Equity Owner, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner that are the subject of the Tax Receivable Agreement.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxation by U.S. federal, state, local, and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- allocation of expenses to and among different jurisdictions;
- changes to our assessment about our ability to realize, or in the valuation of, our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany reorganization;
- changes in tax laws, tax treaties, regulations or interpretations thereof;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any changes in U.S. or foreign taxation may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations. In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), including as a result of our ownership of Brilliant Earth, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

We and Brilliant Earth, LLC intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Brilliant Earth, LLC, we control and operate Brilliant Earth, LLC. On that basis, we believe that our interest in Brilliant Earth, LLC is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of Brilliant Earth, LLC, or if Brilliant Earth, LLC itself becomes an investment company, our interest in Brilliant Earth, LLC could be deemed an "investment security" for purposes of the 1940 Act.

If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks related to the Ownership of Our Class A Common Stock

The Continuing Equity Owners have significant influence over us, including control over decisions that require the approval of stockholders.

The Continuing Equity Owners control, in aggregate, approximately 97.4% of the voting power represented by all our outstanding classes of stock. As a result, the Continuing Equity Owners exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment of our amended and restated certificate of incorporation or bylaws, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management. The directors that the Continuing Equity Owners have the ability to elect through their voting power have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.

Certain members of our Board are appointed by and/or affiliated with the Continuing Equity Owners. The Continuing Equity Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing Equity Owners may have an adverse effect on the price of our Class A common stock. The Continuing Equity Owners may have interests that are different from yours and may vote in a way with which other stockholders disagree and that may be adverse to interests of our other stockholders.

Our stock price may change significantly, and you could lose all or part of your investment as a result.

The price of shares of our Class A common stock has fluctuated in the past and may continue to fluctuate in response to a variety of factors, including the following:

- technological developments and changes in consumer behavior in our industry;
- security breaches related to our systems or those of our affiliates or strategic partners;
- changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the jewelry and consumer retail environment;
- changes in market valuations of, or earnings and other announcements by, companies in our industry;
- declines in the market prices of stocks generally, particularly those of jewelry and consumer retail companies;
- strategic actions by us or our competitors;
- announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;
- changes in business or regulatory conditions;
- future sales of our Class A common stock or other securities;
- investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;
- announcements relating to litigation or increases in compliance or enforcement inquiries and investigations by regulatory authorities;
- guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;
- changes in accounting principles;
- short sales, hedging and other derivative transactions involving our common stock; and effects of recession or economic growth in the United States and abroad, rising high inflation and interest rates, bank failures,

fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflicts in Europe and the Middle East, acts of terrorism, an outbreak of highly infectious or contagious diseases, or responses to these events; and

- the other factors described in this "Risk Factors" section of this Annual Report on Form 10-K.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we become involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

Our multi-class structure may have a negative impact on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. Certain investors, including large institutional investors, may prefer companies that do not have multiple share classes or may have investment guidelines that preclude them from investing in companies that have multiple share classes. In addition, certain index providers have previously implemented, and may in the future determine to implement, restrictions on including companies with multiple class share structures in certain of their indices. For example, from July 2017 to April 2023, S&P Dow Jones excluded companies with multiple share classes from the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400, and S&P SmallCap 600). Indices have discretion to reassess and implement such policies with respect to multi-class differing voting right structures. Under any such policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices. As a result, the market price of our Class A common stock could be materially adversely affected.

We are a "controlled company" within the meaning of the rules of the Nasdaq Stock Market LLC ("Nasdaq") and, as a result, qualify for exemptions from certain corporate governance requirements and holders of our Class A common stock may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Mainsail and our Founders (as defined herein) have more than 50% of the voting power for the election of directors, and, as a result, we are considered a "controlled company" for the purposes of the corporate governance rules of Nasdaq. As such, we qualify for exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our Board, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.

The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. As a result, we are not subject to certain corporate governance requirements, including that a majority of the Board consists of "independent directors," as defined under the Nasdaq Rules. In addition, we are not required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees. While currently, five of the seven directors on our Board are independent under the Nasdaq Rules, and our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each consists entirely of independent directors under the Nasdaq Rules, we may utilize certain exemptions afforded to a "controlled company" in the future.

Accordingly, holders of our Class A common stock may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

- a classified board of directors with staggered three-year terms;
- the ability of our Board to issue one or more series of preferred stock;
- at any time when Mainsail and our Founders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by consent, but may only take action at a meeting of stockholders;
- vacancies on our Board will be able to be filled only by our Board and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;
- advance notice procedures apply for stockholders (other than the parties to our stockholders agreement for nominations made pursuant to the terms of the stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- the inability of our stockholders to call a special meeting of stockholders;
- prohibit cumulative voting in the election of directors;
- at any time when Mainsail and our Founders beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, directors may be removed at any time with or without cause upon the affirmative vote of the holders of capital stock representing a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon, and at any time when Mainsail and our Founders beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, in the aggregate, directors may only be removed for cause and only upon the affirmative vote of at least 66 2/3% of the holders of capital stock representing the voting power of our outstanding shares of capital stock entitled to vote thereon; and
- that certain provisions of amended and restated certificate of incorporation may be amended only by the affirmative vote of at least 66 2/3% of the voting power represented by our then-outstanding common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), but our amended and restated certificate of incorporation provides that engaging in any of a broad range of business combinations with any "interested" stockholder (generally defined as any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an "interested" stockholder is prohibited, subject to certain exceptions.

The JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. This reduced disclosure may make our Class A common stock less attractive to investors.

We are an emerging growth company (an "EGC") as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, for as long as we continue to be an EGC, we may choose to continue to take advantage of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies.

We could be an EGC until as late as December 31, 2026. We will cease to be an EGC upon the earliest of: (i) December 31, 2026, (ii) the first fiscal year after our annual gross revenue is $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are also a "smaller reporting company" and a "non-accelerated filer" as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and non-accelerated filers as long as we qualify under these categories, even after we are no longer an EGC, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Investors may find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Pursuant to the Dodd-Frank Act and SEC rules, we must file public disclosures regarding the country of origin of certain supplies, which could damage our reputation or impact our ability to obtain merchandise if customers or other stakeholders react negatively to our disclosures.

In August 2012, the SEC, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), issued final rules, which require annual disclosure and reporting on the source and use of certain minerals, including gold, from the Democratic Republic of Congo and adjoining countries. The gold supply chain is complex and, while management believes that the rules currently cover less than 1% of annual worldwide gold production (based upon recent estimates), the final rules require us and other affected companies that file with the SEC to make specified country of origin inquiries of our suppliers, and otherwise to exercise reasonable due diligence in determining the country of origin and certain other information relating to any of the statutorily designated minerals (gold, tin, tantalum, and tungsten), that are used in products sold by us in the U.S. and elsewhere.

There may be reputational risks associated with any potential negative response of our customers and other stakeholders to future disclosures by us in the event that, due to the complexity of the global supply chain, we are unable to sufficiently verify the origin of the relevant metals. Also, if future responses to verification requests by suppliers of any of the covered minerals used in our products are inadequate or adverse, our ability to obtain merchandise may be impaired, and its compliance costs may increase. It is possible that other minerals, such as diamonds, could be subject to similar rules.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.

The trading market for our Class A common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies and estimates prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in our audited consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 10-K. Actual results could differ materially from these estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this Annual Report on Form 10-K titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; equity-based compensation; and income tax related items. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of

operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2024, we have outstanding a total of 13,843,944 shares of Class A common stock. Any shares of Class A common stock held by our affiliates are eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

In addition, as of December 31, 2024, we have reserved 12,593,079 shares of Class A common stock for issuance under our 2021 Incentive Award Plan and 1,847,197 shares of Class A common stock for issuance under our Employee Stock Purchase Plan. Any Class A common stock that we issue under the 2021 Incentive Award Plan, the Employee Stock Purchase Plan, or other equity incentive plans that we may adopt in the future would dilute your percentage ownership in our Class A common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

Purchases of shares of our Class A common stock pursuant to our stock repurchase plan may affect the value of our Class A common stock, and there can be no assurance that our stock repurchase plan will enhance stockholder value.

Pursuant to our publicly announced stock repurchase plan, we are authorized to repurchase up to $20 million in the aggregate of our Class A common stock, including through the repurchase of outstanding shares of our Class A common stock and through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans, each in accordance with applicable securities laws and other restrictions. The timing, amount, and manner of any purchase will be determined at the Company's discretion, subject to business, economic and market conditions, corporate needs and regulatory requirements, prevailing stock prices, and other considerations. This activity could increase (or reduce the size of any decrease in) the market price of our Class A common stock at that time. Additionally, repurchases under our share repurchase program will continue to diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our Class A shares could decline. Although our share repurchase program is intended to enhance long-term stockholder value, short-term share price fluctuations could reduce the program's effectiveness.

General Risk Factors

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

We are subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act, and we become an accelerated or large accelerated filer. As described above, we could potentially qualify as an "emerging growth company" until as late as December 31, 2026. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

As disclosed in Part II, Item 9A, "Controls and Procedures," of this Annual Report on Form 10-K, our management previously identified a material weakness in our internal control over financial reporting related to ineffective information technology general controls. Remediation of this material weakness is ongoing and as a result, we concluded that our internal control over financial reporting was not effective as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in a company's annual or interim financial statements will not be prevented or detected on a timely basis. We are in the process of remediating the material weakness.

We can give no assurance that our efforts will remediate the material weakness in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future or that we will be able to remediate such material weaknesses identified. We may also conclude that additional measures may be required to remediate the material weakness in our internal control over financial reporting, which may necessitate additional implementation and evaluation time.

We have incurred and expect to continue to incur costs related to implementing an internal audit function and additional controls in the upcoming years to further improve our internal control environment. If we are unable to comply with the demands that are placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, there could be errors in our annual or interim consolidated financial statements that could result in a restatement of our financial statements, or we may be unable to report our financial results within the timeframes required by the SEC. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of financial reporting fraud and the misappropriation of assets and subject us to potential delisting from Nasdaq or to other regulatory investigations and civil or criminal sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

We will continue to incur significant costs as a result of operating as a public company.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Global Market and other applicable securities laws and regulations. The expenses

incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have increased and may continue to increase our legal and financial compliance costs and make some activities more difficult, time consuming and costly. As a result of being subject to rules and regulations as a public company, it has become increasingly expensive for us to obtain director and officer liability and other types of insurance, and we may in the future be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action, and potentially civil litigation. These factors may, therefore, strain our resources, divert management's attention, and affect our ability to attract and retain qualified board members.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the Center for Internet Security CIS Controls ("CIS Controls"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the CIS Controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is part of our overall risk management activities.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, if appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a third-party risk management process for service providers, suppliers, and vendors; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

To date, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We rely heavily on our information technology systems, as well as those of our third-party vendors and service providers, for our business to effectively operate and to safeguard confidential information and any significant failure, inadequacy or interruption of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and operations."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives periodic reports on our cybersecurity risks and processes and material cybersecurity incidents, if any from management. In addition, management updates the Committee, as necessary, with a summary of incidents with an immaterial impact.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity, at every Board meeting. The full Board also receives periodic briefings from management on our risk management activities, which includes our cybersecurity risk management. Presentations on cybersecurity topics are made by our SVP, Technology and internal cybersecurity staff.

Our management team, including our Chief Executive Officer, Chief Financial Officer, General Counsel, SVP of Technology, and Senior Director IT & Cybersecurity ("Senior Director"), among others in support roles as needed, are responsible for assessing and managing our material risks from cybersecurity threats. This team has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management team members have relevant experience in risk assessment and management, and our Senior Director's experience includes over 11 years of cybersecurity experience, Certified Information Systems Security Professional (CISSP) certification, and prior experience at other publicly traded companies with security frameworks, application security, IT security, Cloud security, SOX IT General Controls audits, and PCI-DSS compliance.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our principal executive offices are located in San Francisco, CA and Denver, CO. We lease retail showroom, office and operational locations. As of December 31, 2024, we had 40 showrooms and one operations center in the United States.

The table below sets forth certain information regarding these properties, all of which are leased.

Geographic Location	Number of Locations	Square Footage
Retail Showrooms		
Arizona	1	3,307
California	8	28,128
Colorado	1	11,153
Florida	2	3,680
Georgia	1	2,950
Illinois	2	4,339
Maryland	2	6,706
Massachusetts	3	6,897
Michigan	1	3,111
Minnesota	1	3,112
Missouri	1	2,365
New York	4	13,623
North Carolina	1	1,663
Ohio	2	4,883
Oregon	1	2,660
Pennsylvania	2	5,150
Tennessee	1	1,800
Texas	3	9,088
Virginia	1	2,500
Washington	1	2,597
Washington, D.C.	1	4,795
Total Retail Showrooms	40	124,507
Operations center		
Secaucus, New Jersey	1	23,817

All of our executive offices and retail showrooms are leased from third parties, and our leases generally have a term of 5 to 10 years and typically include five-year renewal options. Most of our showroom leases provide for a minimum rent, with escalating rent increases, and generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses.

We may negotiate new lease agreements, renew existing lease agreements or use alternate facilities prior to lease termination. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of our leases or secure similar property without an adverse impact on our operations.

Item 3. Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

On December 5, 2022, plaintiff Veronica Cusimano, a former employee of the Company, filed a representative action against the Company pursuant to the Private Attorneys General Act of 2004 in California Superior Court, Los Angeles County. The complaint alleges, on behalf of the plaintiff and similarly situated employees and former employees in California, various claims under the California Labor Code related to wages, overtime, meal and rest breaks, reimbursement of business expenses, wage statements and records, and other similar allegations. The plaintiff seeks civil penalties, attorneys' fees and costs in unspecified amounts, and other unspecified damages. On February 10, 2023, the Company filed a petition to compel arbitration on the basis of an agreement between the plaintiff and the Company to arbitrate any claims between them. On April 28, 2023, the petition was denied. On May 9, 2023, the Company appealed the Superior Court's denial of its petition to compel arbitration to the California Court of Appeal, Second Appellate District. On February 24, 2025, the Court of Appeal affirmed the Superior Court's ruling. The Company intends to vigorously defend the alleged individual and representative claims, and, at this time, any liability related to the alleged claims is not currently probable or reasonably estimable.

Item 4. Mine Safety Disclosures

Not applicable.

Part II - Other Information

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock trades on the Nasdaq Global Market under the trading symbol "BRLT." There is no established public trading market for our Class B common stock, Class C common stock or Class D common stock.

Stockholders

As of March 10, 2025, there were approximately 21 holders of record of our Class A common stock, 25 holders of record of our Class B common stock and 1 holder of record of our Class C common stock. No shares of our Class D common stock are outstanding. Because some of our shares of Class A common stock are held by brokers and institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders.

Dividend Policy

We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying any cash dividends on our Class A common stock and Class D common stock in the foreseeable future. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our Board. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock and Class D common stock depends on our receipt of cash distributions from Brilliant Earth, LLC. Our ability to pay dividends is restricted by the terms of the SVB Credit Agreement and may be restricted by the terms of any future credit agreement, debt or preferred equity securities issued by us. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board, subject to the requirements of applicable law, compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our Board may deem relevant.

Recent Sales of Unregistered Securities

There were no unregistered sales of our equity securities during the period covered by this Annual Report on Form 10-K.

Purchase of Equity Securities by the Issuer

The following table presents information with respect to our repurchases of our Class A common stock during the three months ending December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 - October 31	41,142	$ 1.80	41,142	$19.5 million
November 1 - November 30	35,843	$ 1.75	35,843	$19.4 million
December 1 - December 31	30,441	$ 2.01	30,441	$19.4 million

(1) On December 8, 2023, the Company announced that the Board of Directors approved a share repurchase program authorizing the Company to purchase up to an aggregate of $20.0 million of the Company's Class A common stock through the expiration of the program on December 8, 2026. The repurchases may be executed from time to time, subject to business, economic and market conditions, corporate needs and regulatory requirements, prevailing stock prices and other considerations, through open market purchases or privately negotiated transactions, or by other means, which may include repurchases through Rule 10b5-1 plans. The repurchase program does not obligate the Company to acquire any particular amount of Class A common stock and may be modified, suspended or terminated at any time at the discretion of our Board of Directors.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion and analysis reflects the historical results of operations and financial position of Brilliant Earth Group, Inc. and its consolidated subsidiary, Brilliant Earth, LLC. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in "Cautionary Note Regarding Forward-Looking Statements," and "Risk Factors" in this Annual Report on Form 10-K. We assume no obligation to update any of these forward-looking statements.

Company Overview

Brilliant Earth is an innovative, digitally native omnichannel jewelry company, and a global leader in ethically sourced fine jewelry. We offer exclusive designs with superior craftsmanship and supply chain transparency, delivered to customers through a highly personalized omnichannel experience.

Our extensive collection of premium-quality diamond engagement and wedding rings, gemstone rings, and fine jewelry is conceptualized by our leading in-house design studio and then brought to life by expert jewelers. From our award-winning jewelry designs to our responsibly sourced materials, at Brilliant Earth we aspire to exceptional standards in everything we do.

Our mission is to create a more transparent, sustainable, compassionate, and inclusive jewelry industry, and we are proud to offer customers distinctive and thoughtfully designed products that they can truly feel good about wearing.

We were founded in 2005 as an e-commerce company with an ambitious mission and a single showroom in San Francisco. We have rapidly scaled our business while remaining focused on our mission and elevating the omnichannel customer experience. Through our intuitive digital commerce platform and personalized individual appointments in our showrooms, we cater to the shopping preferences of tech-savvy next-generation consumers. We create an educational, joyful, and approachable experience that is unique in the jewelry industry. Today, Brilliant Earth has sold to consumers in over 50 countries.

Throughout our history, we have invested in technology to create a seamless customer experience, inform our data-driven decision-making, improve efficiencies, and advance our mission. Our technology enables dynamic product visualization, augmented reality try-on, blockchain-verified transparency, and rapid fulfillment of our flagship Design Your Own product, a custom design process. We leverage data capabilities to improve our marketing and operational efficiencies, personalize the customer experience, curate showroom inventory and merchandising, inform real estate decisions, and develop new product designs that reflect consumer preferences. We believe the Brilliant Earth digital experience drives higher satisfaction, engagement, and conversion both online and in-showroom.

We have achieved strong financial performance and rapid growth since our founding, and believe we are in the early stages of realizing our potential in a significant market opportunity. We have been growing our fine jewelry sales and believe this represents an opportunity for future growth.

Below is a summary of our performance for the year ended December 31, 2024:

- Net sales of $422.2 million compared to $446.4 million for the year ended December 31, 2023;
- Net income of $4.0 million compared to $4.7 million for the year ended December 31, 2023;
- Net income margin of 0.9% compared to 1.1% for the year ended December 31, 2023;
- Adjusted EBITDA of $21.1 million compared to $26.2 million for the year ended December 31, 2023; and
- Adjusted EBITDA margin of 5.0% compared to 5.9% for the year ended December 31, 2023.

See the section below titled "Non-GAAP Financial Measures" for information regarding Adjusted EBITDA and Adjusted EBITDA margin, including reconciliations to the most directly comparable financial measures prepared in accordance with GAAP.

We operate in one operating and reporting segment, the retail sale of diamonds, gemstones and jewelry.

Key Factors Affecting Our Performance

Our Ability to Increase Brand Awareness

Increasing brand awareness and growing favorable brand equity have been and remain key to our growth. We have a significant opportunity to continue to grow our brand awareness, broaden our customer reach, and maximize lifetime value through brand and performance marketing. We have made and expect to continue to make significant investments to strengthen the Brilliant Earth brand through our dynamic marketing strategy, which includes brand marketing campaigns across email, digital, social media, earned media, and media placements with key influencers. In order to compete effectively and increase our share of the jewelry market, we must maintain our strong customer experience, produce compelling products, and continue our mission of creating a more transparent, sustainable, compassionate and inclusive jewelry industry. Our performance will also depend on our ability to increase the number of consumers aware of Brilliant Earth and our product assortment. We believe our brand strength will enable us to continue to expand across categories and channels, to deepen relationships with consumers, and to expand our presence in the U.S. and international markets.

Cost-Effective Acquisition of New Customers and Retention of Existing Customers.

We have historically had attractive customer acquisition economics, including substantial first order profitability. To continue to grow our business, we must continue to acquire new customers and retain existing customers in a cost-effective manner. The success of our customer acquisition strategy depends on a number of factors, including the level and pattern of consumer spending in the products that we offer, and our ability to cost-effectively drive traffic to our website and showrooms and to convert these visitors to customers. With our strong brand resonance and passionate customer base, we generate significant earned and organic traffic, impressions, and media placements. We continually evolve our dynamic marketing strategies, optimizing our messaging, creative assets, and spending across channels. We also believe our expanded fine jewelry assortment and strategic customer acquisition will continue to drive fine jewelry orders from new customers and repeat orders from existing customers.

Our Ability to Continue Successfully Growing and Managing our Omnichannel Presence

Our ability to successfully grow and manage our omnichannel presence in new markets and locations is an important factor to our success. Historically, we have been successful in new geographic markets we have entered, and we have continued to expand our premium showroom footprint nationwide. We intend to continue leveraging our marketing strategy and growing brand awareness to drive increased qualified consumer traffic to and sales from our website and premium showrooms.

We believe growing and managing our showrooms will drive accelerated growth by increasing our AOV compared to e-commerce orders, improving conversion in the showrooms' metro regions compared to pre-opening conversion, and raising our brand awareness. We intend to strategically open showrooms in the future, and we believe we can

achieve broad national showroom coverage with far fewer locations than many traditional retailers. We rely on this highly efficient showroom model to complement our digital strategy and to drive future growth and profitability.

Our Ability to Successfully Introduce New Products

Product expansion allows us significant opportunity to drive new and repeat purchases by expanding purchase occasions beyond engagement and bridal. We intend to leverage our in-house design capabilities and nimble data-driven product development to expand product assortment for special occasions and self-purchase. In addition, we will have more opportunity to enhance and leverage our CRM and data-segmentation capabilities to increase repeat purchases and lifetime value. We have consistently invested in technology to create a seamless customer experience, including dynamic visualization, augmented reality try-on, and automated, rapid fulfillment, and we intend to continue investing in technology to enhance the digital and showroom experience and help drive conversion. Expanding affiliations and brand collaborations will also broaden our existing assortment, reinforce our brand ethos, and feature like-minded designers, which will help to drive both new and repeat purchases.

International Expansion

We are in the early stages of selling globally, and a larger geographic footprint will help drive future growth. Our proof-points from localizing our website for Canada, Australia, and the United Kingdom, and our sales to customers from over 50 countries, provide encouraging signs for future global expansion. We see strong potential in launching e-commerce in new overseas markets and new showrooms in countries where we have already established a localized digital presence. We plan to drive brand awareness through localized marketing channels and expect our data-driven technology platform to continue providing insights for product recommendations and inventory management.

Operational and Marketing Efficiency

We have a unique, asset-light operating model with attractive working capital dynamics, capital-efficient showrooms, and a vast virtual inventory of premium natural and lab-grown diamonds that allows us to offer a broad selection of diamonds while keeping our balance sheet inventory low. This has driven attractive inventory turns and allows us to operate with negative working capital, which we define as our current assets less cash minus our current liabilities. Our showroom strategy minimizes the inefficiencies of traditional, retail-first jewelers. Our showrooms are primarily appointment-driven with large catchment regions, so we are less reliant on expensive high foot traffic retail locations. Our showroom locations and formats vary from interior, upper floor locations to more recently higher traffic pedestrian and retail mall locations. In all locations, we also curate showroom inventory for scheduled visits and require limited inventory in each location. Our tech-enabled jewelry consultants can support online customers when not in appointment, increasing workforce utilization. As we continue to scale our business, our future success is dependent on maintaining this capital efficient operating model and driving continued operational improvement as we expand to new locations both in the U.S. and internationally.

Costs of Operating as a Public Company

The costs of operating as a public company are significant as we are subject to the reporting, listing, and compliance requirements of various governing bodies and applicable securities laws and regulations. Since becoming a public company, compliance with rules and regulations has increased and may continue to increase our legal, financial, and technology compliance costs, and to make some activities more difficult, time-consuming, and costly. Remaining compliant and satisfying our obligations as a public company, while maintaining forecasted gross margins and operating results, and attracting and retaining qualified persons to serve on our Board, our Board committees, or as our executive officers is critical to our future success.

Macroeconomic Trends

We believe we are well-positioned at the intersection of key macro-level trends impacting our industry. Consumers are increasingly seeking brands that reflect their values and provide supply chain transparency. This has contributed to our strong brand affinity and loyalty, and further differentiates us from our competitors. Consumers are increasingly favoring seamless omnichannel shopping experiences, and we believe our model is well-suited to satisfy these consumer preferences. The current inflationary environment and changes in macro-level consumer spending trends, due to volatile macro-economic conditions, have had a negative impact on sales and could further negatively impact our operating results.

Seasonality

A larger share of our annual revenues and profits traditionally occur in the fourth quarter because it includes the November and December holiday sales period.

Components of Results of Operations

Net Sales

Our sales are recorded net of estimated sales returns and allowances and sales tax collected from customers. Our net sales primarily consist of revenue from diamond, jewelry, and gemstone retail sales through our website and dedicated jewelry consultants via chat, phone, email, virtual appointment, or in our showrooms. Our net sales are derived primarily in the U.S., but we also sell products to customers outside the U.S. Our website platform allows us to sell to a worldwide customer base, even in markets where we do not have a physical presence. Payment for all of our sales occurs prior to fulfillment. Customers pick up the items in our showrooms, or we deliver purchases to customers, with delivery typically within one to two business days after shipment. We recognize revenue upon pick-up or delivery if an order is shipped. We also offer third-party financing options.

We allow for certain returns within 30 days of when an order is available for shipment or pickup. We also typically provide one complimentary resizing for standard ring styles within 60 days of when an order is available for shipment or pickup, a lifetime manufacturing warranty (except center diamonds/gemstones), and a lifetime diamond upgrade program on all diamonds that meet certain criteria. We offer an extended protection plan through a third party that has terms ranging from two years to lifetime that vary based on the item purchased.

Revenue is deferred on transactions where payment has been received from the customer, but control has not yet transferred.

Cost of Sales

Cost of sales consists primarily of merchandise costs for the purchase of diamonds and gemstones from our global base of diamond and gemstone suppliers, and the cost of jewelry production from our third-party jewelry manufacturing suppliers. Cost of sales includes merchandise costs, inbound freight charges, costs of shipping orders to customers, certain fulfillment and inventory-related compensation costs, repair costs and related labor expenses. Our cost of sales includes reserves for disposal of obsolete, slow-moving or defective items, and shrinkage, which we estimate and record on a periodic basis.

Operating Expenses

Operating expenses consist primarily of marketing and advertising expenses through various online platforms including digital, website, social media, search engine optimization, paid search and product advertisements, influencers and in showroom branding. Operating expenses also consist of general and administrative expenses related to employee costs such as payroll and related benefit costs, including equity-based compensation expense. General and administrative expenses also consist of information technology and other software related costs, rent

and lease related expenses, depreciation and amortization expense, merchant processing fees, as well as professional fees, other general corporate expenses and charitable donations in connection with funding the Brilliant Earth Foundation, a donor advised fund, to support our charitable giving efforts.

Interest Expense

Interest expense primarily consists of interest incurred under our SVB Credit Agreement (defined below).

Other Income, Net

Other income, net consists primarily of interest income earned on certain cash balances and other miscellaneous income, partially offset by expenses such as losses on exchange rates on consumer payments.

Income Tax (Expense) Benefit

Income tax (expense) benefit represents the federal and state income or franchise taxes assessed on Brilliant Earth Group, Inc's share of taxable income for the period.

Results of Operations

The results of operations data in the following tables for the periods presented have been derived from the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth our statements of operations for the years ended December 31, 2024 and 2023, including amounts and percentages of net sales for each year and the year-to-year change in dollars and percent (amounts in thousands):

	Year ended December 31,					
	2024		2023		Year over year change	
	Amount	Percent	Amount	Percent	Amount	Percent
Consolidated statements of operations data*:						
Net sales	$ 422,161	100.0 %	$ 446,382	100.0 %	$ (24,221)	(5.4)%
Cost of sales	167,759	39.7 %	189,382	42.4 %	(21,623)	(11.4)%
Gross profit	254,402	60.3 %	257,000	57.6 %	(2,598)	(1.0)%
Operating expenses:						
Marketing and advertising	108,339	25.7 %	119,341	26.7 %	(11,002)	(9.2)%
General and administrative	142,713	33.8 %	133,177	29.8 %	9,536	7.2 %
Total operating expenses	251,052	59.5 %	252,518	56.6 %	(1,466)	(0.6)%
Income from operations	3,350	0.8 %	4,482	1.0 %	(1,132)	(25.3)%
Interest expense	(5,031)	(1.2)%	(5,128)	(1.1)%	(97)	(1.9)%
Other income, net	5,835	1.4 %	4,949	1.1 %	886	17.9 %
Income before tax	4,154	1.0 %	4,303	1.0 %	(149)	(3.5)%
Income tax (expense) benefit	(160)	— %	431	0.1 %	(591)	(137.1)%
Net income	$ 3,994	0.9 %	$ 4,734	1.1 %	$ (740)	(15.6)%
Net income allocable to non-controlling interest	3,453	0.8 %	4,150	0.9 %	(697)	(16.8)%
Net income allocable to Brilliant Earth Group, Inc.	$ 541	0.1 %	$ 584	0.1 %	$ (43)	(7.4)%

 * Amounts may not sum due to rounding

Net Sales

Net sales for the year ended December 31, 2024 decreased by $24.2 million, or 5.4%, compared to the year ended December 31, 2023. The decrease in net sales was due to a decrease of 11.3% in AOV, partially offset by an increase in order volumes of 6.6%.

The decrease in AOV was driven by a higher mix of lower price point products, including fine jewelry.

The 6.6% increase in order volumes was due to strong performance in lower price point products, including fine jewelry, continued effectiveness of our customer acquisition and retention activities and the opening of new showrooms.

Gross Profit

Gross profit for the year ended December 31, 2024 decreased by $2.6 million, or 1.0%, compared to the year ended December 31, 2023. Gross margin, expressed as a percentage and calculated as gross profit divided by net sales, increased by 270 basis points for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in gross margin was primarily driven by the continued optimization of our pricing engine, procurement efficiencies, and benefits from our extended warranty program. The gross margin improvements were partially offset by certain repair and fulfillment-related costs.

Operating Expenses

Operating expenses for the year ended December 31, 2024 decreased by $1.5 million, or 0.6%, compared to the year ended December 31, 2023. Operating expenses as a percentage of net sales increased by 290 basis points for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease in operating expenses was primarily driven by a decrease in marketing expenses partially offset by an increase in general and administrative expenses.

The decrease in marketing expenses, which decreased by $11.0 million or 9.2%, from the prior year was a result of our continued focus on improving the effectiveness and efficiency of our marketing spend. The increase in general and administrative expenses was primarily due to an increase in employment expenses, which increased $8.5 million or 12.3%, from additional staff to support our growth initiatives, and annual compensation increases. The remaining increase in general and administrative expenses was a result of increases in rent, lease-related expenses, information technology and other software-related costs, and depreciation expense. These increases were partially offset by a decrease in pre-opening expenses from new showrooms and a decrease in charitable contributions compared to the year ended December 31, 2023.

Interest Expense

Interest expense for the year ended December 31, 2024 decreased by $0.1 million, or 1.9%, compared to the year ended December 31, 2023, primarily due to a decrease in the average principal debt outstanding during the year ended December 31, 2024 as compared to the prior year.

Other Income, Net

Other income, net for the year ended December 31, 2024 increased by $0.9 million, or 17.9%, compared to the year ended December 31, 2023, primarily due to increased interest income earned on our cash balances. Additionally, this amount includes immaterial losses on exchange rates on consumer payments and other miscellaneous income.

Income Tax (Expense) Benefit

Brilliant Earth Group, Inc.'s income tax expense was $0.2 million for the year ended December 31, 2024 compared to an income tax benefit of $0.4 million for the year ended December 31, 2023. The increase in income tax expense was primarily due to additional taxes related to additional taxable income from Brilliant Earth, LLC, as well as additional deferred tax expense due to basis movements related to the TRA, as compared to the year ended December 31, 2023.

Net Income Allocable to Non-Controlling Interests

The net income allocable to the non-controlling interests ("NCI") of Brilliant Earth, LLC was $3.5 million, and 86.5% of net income of the Company for the year ended December 31, 2024, compared to $4.2 million and 87.7% of net income of the Company for the year ended December 31, 2023. The decrease in net income allocable to the NCI was primarily due to a decrease in net income from the prior year.

Key Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

The following table sets forth our key performance metrics for the periods presented (amounts in thousands, except for total orders and AOV):

	For the years ended December 31,			
	2024	2023	Change	% Change
Net Sales	$ 422,161	$ 446,382	$ (24,221)	(5.4)%
Total Orders	186,030	174,576	11,454	6.6 %
AOV	$ 2,269	$ 2,557	$ (288)	(11.3)%

Net Sales

Net sales is defined above in "*Components of Results of Operations.*"

Total Orders

We define total orders as the total number of customer orders delivered less total orders returned in a given period (excluding those repair, resize, and other orders which have no revenue). We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products to our customers. Total orders, together with AOV, is an indicator of the net sales we expect to recognize in a given period. Total orders may fluctuate based on the number of visitors to our website and showrooms, and our ability to convert these visitors to customers. We believe that total orders is a measure that is useful to investors and management in understanding our ongoing operations and in an analysis of ongoing operating trends.

Average Order Value

We define average order value, or AOV, as net sales in a given period divided by total orders in that period. We believe that AOV is a measure that is useful to investors and management in understanding our ongoing operations and in an analysis of ongoing operating trends. AOV varies depending on the product type and number of items per order. AOV may also fluctuate as we expand into and increase our presence in additional product lines and price points, and open additional showrooms.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users of our financial information with additional useful information in evaluating our performance and liquidity, as applicable, and to more readily compare these financial measures between past and future periods. There are limitations to the use of the non-GAAP financial measures presented in this Annual Report on Form 10-K. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures, are included in this Annual Report on Form 10-K because they are used by management and our Board to assess our financial performance. We define Adjusted EBITDA as net income excluding interest expense, income taxes, depreciation expense, amortization of cloud-based software implementation costs, showroom pre-opening expense, equity-based compensation expense, certain non-operating expenses and income, and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance. We define Adjusted EBITDA margin as Adjusted EBITDA calculated as a percentage of net sales. These non-GAAP financial measures provide users of our financial information with useful information in evaluating our operating performance and exclude certain items from net income that may vary substantially in frequency and magnitude from period to period. These non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of Adjusted EBITDA and Adjusted EBITDA margin to its most directly comparable GAAP financial measure, net income and net income margin, are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the years presented. In future periods, we may exclude similar items, may incur income and expenses similar to these excluded items, and may include other expenses, costs and non-recurring items.

The following table presents a reconciliation of **net income** and net income margin, **the most comparable GAAP financial measures**, to Adjusted EBITDA and Adjusted EBITDA margin, respectively, for the years presented (in thousands):

	For the years ended December 31,	
	2024	**2023**
Net income	$ 3,994	$ 4,734
Interest expense	5,031	5,128
Income tax expense (benefit)	160	(431)
Depreciation expense	5,312	4,200
Amortization of cloud-based software implementation costs	817	583
Showroom pre-opening expense	1,705	4,953
Equity-based compensation expense	9,934	9,952
Other income, net [1]	(5,835)	(4,949)
Transaction costs and other expenses [2]	—	2,012
Adjusted EBITDA	$ 21,118	$ 26,182
Net income margin	0.9 %	1.1 %
Adjusted EBITDA margin	5.0 %	5.9 %

(1) Other income, net consists primarily of interest and other miscellaneous income, partially offset by expenses such as losses on exchange rates on consumer payments.

(2) These expenses are those that we did not incur in the normal course of business. For the year ended December 31, 2023, these costs included a $1 million charitable contribution.

Liquidity and Capital Resources

Overview

Our primary requirements for liquidity and capital are for purchases of inventory, payment of operating expenses, tax distributions to Continuing Equity Owners, debt service, and capital expenditures. Historically, these cash requirements have been met through cash provided by operating activities, cash and cash equivalents, proceeds from capital-raising activities and borrowings under our loan facilities. We have historically had negative working capital driven by our high inventory turns and typical collection of payment from customers prior to payment of suppliers. As of December 31, 2024, we had a cash balance, excluding restricted cash, of $161.9 million, and negative working capital, excluding non-restricted cash, of $(28.7) million.

For the twelve months ended December 31, 2024, the Company declared and paid $1.8 million of tax distributions and TRA payments to, or on behalf of, members associated with their estimated income tax obligations. We are committed to continue to make quarterly distributions in connection with member estimated income tax obligations which we expect to fund with cash flow from operations.

As of December 31, 2024, the SVB Credit Agreement had an outstanding principal balance of $56.1 million, excluding unamortized debt issuance costs of $0.4 million, of which $50.4 million is classified as long-term.

We also have scheduled principal payments on our SVB Credit Agreement as presented below (in thousands):

	Principal
Years ending December 31,	
2025	$ 5,688
2026	6,500
2027	43,875
Total aggregate future principal payments	$ 56,063

We believe based on our current projections, that we have sufficient sources of liquidity to meet our projected operating, debt service, and tax distribution requirements for at least the next 12 months following the filing of this Annual Report on Form 10-K.

Additional future liquidity needs may also include payments under the TRA, and state and federal taxes to the extent not offset by our deferred income tax assets, including those arising as a result of purchases or exchanges of common units for Class A and Class D common stock. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments that we will be required to make to the Continuing Equity Owners will be significant. Any payments made by us to the Continuing Equity Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Brilliant Earth, LLC, and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore may accelerate payments due under the TRA.

To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds, such as attempts to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. Any additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. We cannot ensure that we could obtain refinancing or additional financing on favorable terms or at all.

Cash Flows from Operating, Investing, and Financing Activities — Comparison of Years Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023 (in thousands):

	Years ended December 31,	
	2024	**2023**
Net cash provided by operating activities	$ 17,595	$ 26,214
Net cash used in investing activities	(4,907)	(11,944)
Net cash used in financing activities	(6,567)	(13,104)
Net increase in cash, cash equivalents, and restricted cash	**6,121**	**1,166**
Cash, cash equivalents and restricted cash at beginning of year	156,020	154,854
Cash, cash equivalents and restricted cash at end of year	**$ 162,141**	**$ 156,020**

Operating Activities

For the year ended December 31, 2024, net cash provided by operating activities was $17.6 million compared to net cash provided by operating activities of $26.2 million for the year ended December 31, 2023, a decrease of $8.6 million. This decrease was primarily driven by $10.6 million from changes in assets and liabilities related to changes in working capital and an increase in net income adjusted for non-cash addbacks of $2.0 million. The decrease from changes in working capital was primarily due to an increase in cash used of $3.4 million in other assets and inventories, an increase in cash used of $2.8 million in accounts payable, accrued expenses and other current liabilities, and an increase in cash used of $1.4 million in operating lease liabilities. Also impacting the decrease was an increase in cash used of $1.6 million in deferred revenue and a decrease in cash provided of $1.4 million in prepaid expenses and other current assets when compared to the year ended December 31, 2023.

The overall decrease in operating cash flows was driven by higher cash outflows for working capital compared to the prior year as discussed above. The Company had an increase in inventory purchases and an increase in spend on prepaid expenses and cloud computing assets. Payments on operating lease liabilities increased from the prior year due to additional leased showrooms acquired during the year ended December 31, 2024.

Investing Activities

Net cash used in investing activities was $4.9 million for the year ended December 31, 2024 compared to $11.9 million for the year ended December 31, 2023. The decrease of $7.0 million was principally due to a decrease in purchases of property and equipment related to new facilities leased during the year ended December 31, 2024. There were three new showroom openings during the year ended December 31, 2024 as opposed to twelve new showroom openings during the year ended December 31, 2023.

Financing Activities

Net cash used in financing activities was $6.6 million for the year ended December 31, 2024 compared to $13.1 million for the year ended December 31, 2023. The decrease of $6.5 million was primarily due to lower tax distributions to members pursuant to the LLC Agreement of $8.1 million. The decrease in tax distributions paid to members was partially offset by an increase in payments made on the SVB Credit Agreement (defined below) of $0.8 million, repurchases of $0.6 million of our Class A common stock under the share repurchase program, and the payment of debt issuance costs of $0.1 million in connection with the First Amendment (as defined below).

Silicon Valley Bank Credit Facilities

On May 24, 2022 (the "Closing Date"), Brilliant Earth, LLC, as borrower, and SVB, as administrative agent and collateral agent for the lenders, entered into a credit agreement (the "SVB Credit Agreement") which provides for a secured term loan credit facility of $65.0 million (the "SVB Term Loan") and a secured revolving credit facility in an amount of up to $40.0 million (the "SVB Revolving Facility", and together with the SVB Term Loan, the "SVB Credit Facilities"). The SVB Credit Facilities mature on May 24, 2027 (the "Maturity Date").

As of December 31, 2024, there were no amounts outstanding under the SVB Revolving Facility and there was $56.1 million of total debt outstanding under the SVB Term Loan, of which $50.4 million is classified as long-term debt.

The SVB Credit Facilities are secured by substantially all assets of Brilliant Earth, LLC and any of its future material subsidiaries, subject to customary exceptions. Brilliant Earth, LLC's future material subsidiaries (subject to certain customary exceptions) will guarantee repayment of the SVB Credit Facilities.

Borrowings under the SVB Credit Facilities bear interest at either (a) a secured overnight financing rate plus an annual adjustment of 0.125%, plus an applicable margin of 2.25% to 2.75%, depending on the Consolidated Total Leverage Ratio (defined below), or an alternate base rate plus an applicable margin of 1.25% to 1.75%, depending on the Consolidated Total Leverage Ratio, each subject to a 0.00% floor. In addition, Brilliant Earth, LLC has agreed to pay a commitment fee on the first day of each quarter on the unused amount of the SVB Revolving Facility, equal to 0.25% to 0.35% per annum depending on the Consolidated Total Leverage Ratio. The Consolidated Total Leverage Ratio is defined as the ratio, as of the last day of any four fiscal quarter period, of (a) Consolidated Total Indebtedness of the Company and its subsidiaries to (b) the Consolidated EBITDA for such period (each term as further defined in the SVB Credit Agreement).

The SVB Term Loan is required to be repaid on the last day of each calendar quarter in an amount equal to 1.25% per quarter through June 30, 2024, 1.875% per quarter from September 30, 2024 through June 30, 2025, and 2.50% per quarter thereafter, with the balance payable on the Maturity Date. The SVB Term Loan is also subject to certain mandatory prepayment requirements in connection with asset sales, casualty events and debt incurrence, subject to customary exceptions.

The SVB Credit Facilities are subject to customary affirmative covenants and negative covenants as well as financial maintenance covenants. The financial covenants are tested at the end of each fiscal quarter, beginning with the quarter ended June 30, 2022, and requires that (a) the Company and its subsidiaries not have a Consolidated Fixed Charge Coverage Ratio (defined as the ratio of (i) Consolidated EBITDA, less cash taxes (including tax distributions), less certain capital expenditures, less cash dividends and other cash restricted payments, to (ii) the sum of cash interest expense and scheduled principal payments on outstanding debt (in each case, as further defined in the SVB Credit Agreement)) of less than 1.25 to 1.00, (b) the Company and its subsidiaries not have a Consolidated Total Leverage Ratio of more than 4.00 to 1.00, and (c) Brilliant Earth, LLC and its subsidiaries not have a Consolidated Borrower Leverage Ratio (defined substantially similar as Consolidated Total Leverage Ratio, but limited to Brilliant Earth, LLC and its subsidiaries) in excess of 3.00 to 1.00 (which level is subject to temporary increases to 4.00 to 1.00 in connection with certain acquisitions).

On February 21, 2024, we entered into the First Amendment to the SVB Credit Agreement (the "First Amendment"), pursuant to which the lenders agreed to suspend the requirement to comply with the Consolidated Fixed Charge Coverage Ratio covenant on the last day of the fiscal quarters ended December 31, 2023, March 31, 2024, and June 30, 2024. The First Amendment also required us to maintain Balance Sheet Cash (defined as unrestricted cash and cash equivalents held in accounts with the lenders and their affiliates) in an amount greater than the sum of the aggregate principal amount outstanding under the SVB Revolving Facility (including issued letters of credit) and the aggregate principal amount of the SVB Term Loan outstanding at such time, which requirement applied at all times commencing on February 21, 2024 until the last day of the fiscal quarter ended June

30, 2024. After such time, the minimum Balance Sheet Cash covenant no longer applied. As of December 31, 2024 the Company was in compliance with all applicable covenants under the SVB Credit Agreement.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. On March 14, 2023, the FDIC announced the establishment of Silicon Valley Bridge Bank, N.A. (the "Bridge Bank") which assumed the deposits and obligations of SVB. On March 26, 2023, the FDIC announced that it had entered into a purchase and assumption agreement with First-Citizens Bank & Trust Company, Raleigh, North Carolina ("First Citizens") under which all deposits and loans of the Bridge Bank were assumed by First Citizens.

For additional information regarding our long-term debt activity, see Note 8, *Debt* to the audited consolidated financial statements included elsewhere in the Annual Report on Form 10-K.

Additional Liquidity Requirements

We are a holding company and have no material assets other than our ownership of LLC Interests. We have no independent means of generating revenue. The LLC Agreement provides for the payment of certain distributions to the Continuing Equity Owners and to us in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from Brilliant Earth, LLC as well as to cover our obligations under the TRA and other administrative expenses.

Regarding the ability of Brilliant Earth, LLC to make distributions to us, the terms of their financing arrangements, including the SVB Credit Facilities, contain covenants that may restrict Brilliant Earth, LLC from paying such distributions, subject to certain exceptions. Further, Brilliant Earth, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Brilliant Earth, LLC (with certain exceptions), as applicable, exceed the fair value of its assets.

Under the TRA, we are required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize), as a result of (1) increases in our allocable share of the tax basis of Brilliant Earth, LLC's assets resulting from (a) our purchase of LLC Interests from each Continuing Equity Owner; (b) future redemptions or exchanges of LLC Interests for Class A common stock or cash; and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments made under the TRA. We expect the amount of cash payments that we will be required to make under the TRA will be significant. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing Equity Owners, the amount of gain recognized by the Continuing Equity Owners, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. Any payments made by us to the Continuing Equity Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us.

Additionally, in the event we declare any cash dividends, we intend to cause Brilliant Earth, LLC to make distributions to us in amounts sufficient to fund such cash dividends declared by us to our shareholders. Deterioration in the financial condition, earnings, or cash flow of Brilliant Earth, LLC for any reason could limit or impair their ability to pay such distributions.

If we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA. In addition, if Brilliant Earth, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

See "Risk Factors—Risks Related to Our Organizational Structure."

In December 2023, the Board approved a share repurchase program authorizing the Company to purchase up to an aggregate of $20.0 million of the Company's Class A common stock through the expiration of the program in December 2026.

The Company may repurchase shares, under the program, from time to time through open market purchases, in privately negotiated transactions or by other means. Open market repurchases will be structured to occur in accordance with applicable federal securities law, including within the pricing and volume requirements of Rule 10b-18 under the Exchange Act. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization. The timing, amount, and manner of stock repurchases will be determined at the Company's discretion, subject to business, economic and market conditions, corporate needs and regulatory requirements, prevailing stock prices and other considerations. The share repurchase program does not obligate the Company to acquire a specific number of shares of Class A common stock and may be suspended, terminated, or modified at any time without notice, at the discretion of the Board.

Contractual Obligations and Commitments

We lease our showrooms and headquarters office space under non-cancelable lease agreements whereby $8.4 million is due in the year ended December 31, 2025. Total future lease payments as of December 31, 2024 are $50.9 million.

We have capital commitments of $0.8 million related to new showroom construction and improvements to existing locations as of December 31, 2024.

From time to time in the normal course of business, we will enter into agreements with suppliers or service providers. As of December 31, 2024, contractual obligations with a remaining term in excess of 12 months primarily related to marketing and advertising spending as well as software maintenance totaled $8.2 million. For additional information on our contractual obligations and commitments, see Note 7, *Leases*, Note 9, *Stockholders' Equity and Members Units* and Note 13, *Commitments and Contingencies*, to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Estimates

In preparing our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and current trends. Actual amounts could differ from those estimated at the time the audited consolidated financial statements are prepared.

Our significant accounting policies are described in Note 2, *Summary of significant accounting policies*, to our accompanying financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. See Part I, Item 1A. Risk Factors –Risks related to the Ownership of Our Class A Common Stock – *If our estimates or judgments relating to our critical accounting policies and estimates prove to be incorrect, our results of operations could be adversely affected*.

Our critical accounting estimates include the following:

Revenue Recognition

Net sales primarily consists of revenue from the sale of inventory, and we recognize revenue as control of promised goods is transferred to customers, which generally occurs upon delivery if the order is shipped, or at the time the customer picks up the completed product at a showroom. Revenue arrangements generally have one performance obligation and are reported net of estimated sales returns and allowances, which are determined based on historical product return rates and current economic conditions. We offer an extended protection plan in the capacity of an agent on behalf of a third party that has different terms ranging from two years to lifetime that vary based on the item purchased. The commission that the Company receives from the third party is recognized at the time of sale less an estimate of cancellations based on historical experience. There are no additional performance obligations in relation to the third-party plan.

We maintain a returns asset account, less any expected costs to recover, and a refund liabilities account to record the effects of estimated product returns and sales returns and allowances, which are updated at the end of each financial reporting period with the effect of such changes accounted for in the period in which such changes occur. Our sales returns and allowance accounts are based on historical return experience and current period sales levels.

Deferred Tax Asset and Tax Receivable Agreement

We may receive a deferred tax benefit resulting from the step-up in basis which occurs in the event that we redeem LLC interests from the Continuing Equity Owners. Pursuant to a TRA entered into by Brilliant Earth, LLC and the Continuing Equity Owners, we will make payments to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Brilliant Earth Group, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in Brilliant Earth Group, Inc.'s allocable share of the tax basis of Brilliant Earth, LLC's assets resulting from (a) Brilliant Earth Group, Inc.'s purchase of LLC Interests from each Continuing Equity Owner, (b) future redemptions or exchanges of LLC Interests for Class A common stock or cash, and (c) certain distributions (or deemed distributions) by Brilliant Earth, LLC; and (2) certain tax benefits arising from payments made under the TRA.

We expect that payments under the TRA will be significant. We will account for the income tax effects and corresponding TRA's effects resulting from future taxable purchases or redemptions of LLC Interests of the Continuing LLC Owners by us or Brilliant Earth, LLC by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the purchase or redemption, and assessment of the book basis of the redeemed LLC interests at the time of redemption. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for both the deferred tax asset and the liability for our obligations under the TRA will be estimated at the time of any purchase or redemption as a reduction to shareholders' equity. The effect of subsequent changes in the enacted tax rates will be included in net income. We currently believe that all deferred tax assets will be recovered based upon the projected profitability of our operations. Judgment is required in assessing the future tax consequences of events that have been recognized in Brilliant Earth Group, Inc.'s financial statements. A change in the assessment of such consequences, such as realization of deferred tax assets, changes in tax laws or interpretations thereof could materially impact our results.

Recent Accounting Pronouncements

See Note 2 – *Summary of Significant Accounting Policies* to our accompanying financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K for additional information regarding recent accounting developments and their impact on our results.

JOBS Act

We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that, among other reporting exemptions, an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2) (B) of the Securities Act for complying with new or revised accounting standards. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our audited consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

The exemptions afforded to emerging growth companies will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our IPO (December 31, 2026), (ii) in which we have total annual gross revenue of at least $1.235 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Item 8. Financial Statements and Supplementary Data

Index to the Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Brilliant Earth Group, Inc.
San Francisco, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Brilliant Earth Group, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2021.

Denver, Colorado
March 13, 2025

Brilliant Earth Group, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share amounts)

	December 31,		
	2024		2023
Assets			
Current assets:			
Cash and cash equivalents	$ 161,925	$	155,809
Restricted cash	216		211
Inventories, net	38,292		37,788
Prepaid expenses and other current assets	10,980		11,048
Total current assets	211,413		204,856
Property and equipment, net	21,626		22,047
Deferred tax assets	9,636		9,745
Operating lease right of use assets	35,222		34,248
Other assets	3,348		2,687
Total assets	$ 281,245	$	273,583
Liabilities and stockholders' equity			
Current liabilities:			
Accounts payable	$ 15,733	$	17,197
Accrued expenses and other current liabilities	31,714		31,138
Deferred revenue	18,926		19,556
Current portion of operating lease liabilities	6,108		4,993
Current portion of long-term debt	5,688		4,063
Total current liabilities	78,169		76,947
Long-term debt, net of debt issuance costs	50,010		55,573
Operating lease liabilities	35,856		35,572
Payable pursuant to the Tax Receivable Agreement	7,828		8,035
Total liabilities	171,863		176,127
Commitments and contingencies (Note 13)			
Stockholders' equity			
Preferred stock, $0.0001 par value per share, 10,000,000 shares authorized, none issued and outstanding at December 31, 2024 and 2023, respectively	—		—
Class A common stock, $0.0001 par value - 1,200,000,000 shares authorized; 14,125,925 shares issued and 13,843,944 shares outstanding at December 31, 2024 and 12,522,146 shares outstanding at December 31, 2023	1		1
Class B common stock, $0.0001 par value - 150,000,000 shares authorized; 35,820,912 and 35,688,349 shares issued and outstanding at December 31, 2024 and 2023, respectively	4		4
Class C common stock, $0.0001 par value - 150,000,000 shares authorized; 49,119,976 shares issued and outstanding at December 31, 2024 and 2023, respectively	5		5
Class D common stock, $0.0001 par value - 150,000,000 shares authorized; none issued and outstanding at December 31, 2024 and 2023, respectively	—		—
Additional paid-in capital	11,169		8,275
Treasury stock, at cost; 281,981 shares and none at December 31, 2024 and 2023, respectively	(638)		—
Retained earnings	4,788		4,247
Stockholders' equity attributable to Brilliant Earth Group, Inc.	15,329		12,532
Non-controlling interests attributable to Brilliant Earth, LLC	94,053		84,924
Total stockholders' equity	109,382		97,456
Total liabilities and stockholders' equity	$ 281,245	$	273,583

The accompanying notes are an integral part of these consolidated financial statements.

Brilliant Earth Group, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

	Years ended December 31,			
	2024		**2023**	
Net sales	$	**422,161**	$	**446,382**
Cost of sales		**167,759**		**189,382**
Gross profit		**254,402**		**257,000**
Operating expenses:				
Marketing and advertising		**108,339**		**119,341**
General and administrative		**142,713**		**133,177**
Total operating expenses		**251,052**		**252,518**
Income from operations		**3,350**		**4,482**
Interest expense		**(5,031)**		**(5,128)**
Other income, net		**5,835**		**4,949**
Income before income tax (expense) benefit		**4,154**		**4,303**
Income tax (expense) benefit		**(160)**		**431**
Net income		**3,994**		**4,734**
Net income allocable to non-controlling interest		**3,453**		**4,150**
Net income allocable to Brilliant Earth Group, Inc.	$	**541**	$	**584**
Earnings per share:				
Basic	$	**0.04**	$	**0.05**
Diluted	$	**0.03**	$	**0.04**
Weighted average shares of common stock outstanding:				
Basic		**13,304,227**		**11,928,308**
Diluted		**98,352,924**		**97,055,216**

The accompanying notes are an integral part of these consolidated financial statements.

Brilliant Earth Group, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands except share amounts)

| | Brilliant Earth Group, Inc. Stockholders' Equity | | | | | | | | | | | Non-Controlling Interest | Total Stockholders' Equity |
| | Class A Common Stock | | Class B Common Stock | | Class C Common Stock | | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Stockholders' Equity | | | |
	Shares	Amounts	Shares	Amounts	Shares	Amounts						Amounts	
Balance, January 1, 2023	11,246,694	$ 1	35,482,534	$ 4	49,119,976	$ 5	$ 7,256	$ —	$ 3,663	$ 10,929		$ 82,212	$ 93,141
Tax distributions to members	—		—		—		—	—	—	—		(9,854)	(9,854)
Conversion of Class B to Class A common stock	211,351	—	(211,351)	—	—	—	—	—	—	—		—	—
RSU vesting during period	1,064,101	—	—	—	—	—	—	—	—	—		—	—
Class B shares issued upon vesting of LLC Units	—	—	417,166	—	—	—	—	—	—	—		—	—
Change in deferred tax asset and TRA liability related to redemption of LLC Units	—	—	—	—	—	—	(517)	—	—	(517)		—	(517)
Equity-based compensation	—	—	—	—	—	—	9,748	—	—	9,748		204	9,952
Net income	—	—	—	—	—	—	—	—	584	584		4,150	4,734
Rebalancing of controlling and non-controlling interest	—	—	—	—	—	—	(8,212)	—	—	(8,212)		8,212	—
Balance, December 31, 2023	12,522,146	$ 1	35,688,349	$ 4	49,119,976	$ 5	$ 8,275	$ —	$ 4,247	$ 12,532		$ 84,924	$ 97,456
Tax distributions to members	—		—		—		—	—	—	—		(1,580)	(1,580)
Conversion of Class B to Class A common stock	16,260	—	(16,260)	—	—	—	—	—	—	—		—	—
RSU vesting during period	1,587,519	—	—	—	—	—	—	—	—	—		—	—
Repurchases of common stock	(281,981)	—	—	—	—	—	—	(638)	—	(638)		—	(638)
Class B shares issued upon vesting of LLC Units	—	—	148,823	—	—	—	—	—	—	—		—	—
Change in deferred tax asset and TRA liability related to redemption of LLC Units	—	—	—	—	—	—	216	—	—	216		—	216
Equity-based compensation	—	—	—	—	—	—	9,807	—	—	9,807		127	9,934
Net income	—	—	—	—	—	—	—	—	541	541		3,453	3,994
Rebalancing of controlling and non-controlling interest	—	—	—	—	—	—	(7,129)	—	—	(7,129)		7,129	—
Balance, December 31, 2024	13,843,944	$ 1	35,820,912	$ 4	49,119,976	$ 5	$ 11,169	$ (638)	$ 4,788	$ 15,329		$ 94,053	$ 109,382

The accompanying notes are an integral part of these consolidated financial statements.

Brilliant Earth Group, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,			
	2024		**2023**	
Operating activities				
Net income	$	3,994	$	4,734
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		5,312		4,200
Equity-based compensation		9,934		9,952
Non-cash operating lease cost		5,555		4,692
Amortization of debt issuance costs		291		269
Deferred tax expense (benefit)		128		(488)
Other		213		60
Changes in assets and liabilities:				
Inventories		(686)		1,495
Prepaid expenses and other current assets		667		2,036
Other assets		(728)		529
Accounts payable, accrued expenses and other current liabilities		(725)		2,024
Deferred revenue		(630)		1,003
Operating lease liabilities		(5,730)		(4,292)
Net cash provided by operating activities		17,595		26,214
Investing activities				
Purchases of property and equipment		(4,907)		(11,944)
Net cash used in investing activities		(4,907)		(11,944)
Financing activities				
Tax distributions and TRA payments to members		(1,766)		(9,854)
Repurchases of common stock		(638)		—
Payments of debt issuance costs		(100)		—
Payments on SVB term loan		(4,063)		(3,250)
Net cash used in financing activities		(6,567)		(13,104)
Net increase in cash, cash equivalents and restricted cash		6,121		1,166
Cash, cash equivalents and restricted cash at beginning of year		156,020		154,854
Cash, cash equivalents and restricted cash at end of year	$	162,141	$	156,020
Non-cash investing and financing activities				
Right-of-use assets obtained in exchange for new operating lease liabilities	$	7,129	$	12,447
Deferred tax assets associated with redemption of LLC Units	$	(9)	$	309
TRA Obligation associated with redemption of LLC Units	$	207	$	826
Purchases of property and equipment included in accounts payable and accrued liabilities	$	24	$	414
Change to APIC related to redemption of LLC Units	$	216	$	(517)
Supplemental information				
Cash paid for interest	$	4,878	$	5,152
Cash paid for taxes	$	2	$	68

The accompanying notes are an integral part of these consolidated financial statements.

Brilliant Earth Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS AND ORGANIZATION

Brilliant Earth Group, Inc. was formed as a Delaware corporation on June 2, 2021 for the purpose of facilitating an initial public offering ("IPO") and executing other related organizational transactions to acquire and carry on the business of Brilliant Earth, LLC. Brilliant Earth, LLC was originally incorporated in Delaware on August 25, 2005, and subsequently converted to a limited liability company on November 29, 2012. Brilliant Earth Group, Inc., the sole managing member of Brilliant Earth, LLC, consolidates Brilliant Earth, LLC and both are collectively referred to herein as "the Company."

The Company designs, procures and sells ethically sourced diamonds, gemstones and jewelry online and through 40 showrooms operating within the United States ("U.S.") as of December 31, 2024. Co-headquarters are located in San Francisco, California and Denver, Colorado.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and reflect the financial position, results of operations and cash flows of the Company. As an emerging growth company ("EGC"), the Company has elected to use extended transition periods available to EGC companies for complying with new or revised accounting standards. These accounting policies have been consistently applied in the preparation of the consolidated financial statements.

Certain reclassifications have been made to prior period amounts to conform to the current presentation. These reclassifications had no impact on net income, cash flows or stockholders' equity previously reported.

Principles of Consolidation and Non-Controlling Interest

The consolidated financial statements include the accounts of the Company and its controlled subsidiary, Brilliant Earth, LLC. All intercompany balances and transactions have been eliminated in consolidation.

The assets and liabilities of Brilliant Earth, LLC represent substantially all of the consolidated assets and liabilities of Brilliant Earth Group, Inc. Brilliant Earth Group, Inc. has not had any material operations on a standalone basis since its inception, and all of the operations of the Company are carried out by Brilliant Earth, LLC.

The non-controlling interest on the consolidated statement of operations represents the portion of earnings or loss attributable to the economic interest in Brilliant Earth, LLC. The non-controlling interest on the consolidated balance sheets represent the portion of net assets of the Company attributable to the owners of the common units of Brilliant Earth, LLC ("LLC Interests" or "LLC Units"). The non-controlling interest was 86.0% and 87.1% as of December 31, 2024 and 2023, respectively. At the end of each reporting period, equity related to Brilliant Earth, LLC that is attributable to Brilliant Earth Group, Inc. and the owners of the LLC Interests (the "Continuing Equity Owners'") is rebalanced to reflect Brilliant Earth Group, Inc.'s and the Continuing Equity Owners' ownership in Brilliant Earth, LLC.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Some of the more significant estimates include inventory valuation, allowance for sales returns, estimates of current and deferred income taxes payable pursuant to the tax receivable agreement, and useful lives and depreciation of long-lived assets. Actual results could differ materially from those estimates. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in its business or new information available.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1	Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
Level 2	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from, or corroborated by, observable market data by correlation or other means.
Level 3	Valuation techniques with significant unobservable market inputs.

The Company is required to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its financial statements, in accordance with GAAP.

At December 31, 2024 and 2023, there were no financial instruments (assets or liabilities) measured at fair value on a recurring basis.

The carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The carrying value of long-term debt, net of debt issuance costs, also approximates its fair value, which has been estimated by management based on the consideration of applicable interest rates (including certain instruments at variable or floating rates) for similar types of borrowing arrangements and were classified as Level 2.

Concentration of Risk

The Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions within the U.S. in the form of demand deposits, money market fund accounts, and time deposits. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not be covered by insurance. The Company has not experienced losses on its deposits of cash and cash equivalents.

The Company's ability to procure diamonds, gemstones and to produce jewelry is dependent on its relationships with various suppliers. One supplier of jewelry accounted for a total of 11% of inventory purchases during the year ended December 31, 2024. Two suppliers of jewelry accounted for a total of 21% of inventory purchases during the year ended December 31, 2023.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with an original maturity of three months or less, money market fund accounts, and deposits in transit from banks for payments related to third-party credit and debit card transactions are considered to be cash equivalents. Credit and debit card transactions are short-term and highly liquid in nature. Interest income is recorded for interest-bearing cash accounts and is included within other income, net in the consolidated statements of operations. During the years ended December 31, 2024 and 2023, the Company recorded interest income of $6.0 million and $5.2 million, respectively. As of December 31, 2024 and 2023, money market fund accounts included in cash equivalents was $71.6 million and $45.2 million, respectively, and classified as Level 1 financial instruments.

Restricted cash as of December 31, 2024 and 2023 relates to funds of $0.2 million securing a letter of credit in lieu of a security deposit related to a lease at one of the Company's showroom locations.

The following table provides a reconciliation of cash and cash equivalents, and restricted cash from the consolidated balance sheets to the statements of cash flows for the years ended December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	**2023**
Cash and cash equivalents	$ 161,925	$ 155,809
Restricted cash	216	211
Total	**$ 162,141**	**$ 156,020**

Inventories, Net

The Company's diamond, gemstone and jewelry inventories are primarily held for resale and valued at the lower of cost or net realizable value. Cost is primarily determined using the moving average cost method on a first-in, first-out ("FIFO") basis for all inventories, except for unique inventory SKUs (principally independently graded diamonds), where cost is determined using specific identification. Net realizable value is defined as estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Inventory reserves are recorded for obsolete, slow-moving or defective items and shrinkage. Inventory reserves are calculated as the difference between the cost of inventory and its estimated market value based on factors such as current and anticipated demand, customer preferences and fashion trends, management strategy and market conditions. Due to the Company's inventory principally consisting of diamonds, gemstones and fine jewelry, the age of the inventories has limited impact on the estimated market value. The Company's diamonds and gemstones do not degrade in quality over time and diamond and gemstone inventory generally consists of the diamond and gemstone shapes and sizes commonly used in the jewelry industry. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Property and Equipment, Capitalized Software and Website Development

Property and equipment are stated at cost less accumulated depreciation. Construction in progress primarily includes costs related to new showroom construction and is stated at original cost. Depreciation is recorded when the relevant assets are placed into service. Repairs and maintenance costs are expensed as incurred. Depreciation expense is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the related gain or loss is reported in the consolidated statements of operations. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Computer equipment	3
Equipment	5 - 7
Furniture and fixtures	7
Software and website	3
Leasehold improvements	Shorter of lease term or 10 years

The Company capitalizes costs of initial development of internal-use software and its website and amortizes such costs on a straight-line basis over the estimated useful life of the software, which is generally three years, once it is available for use. Costs related to the ongoing maintenance of internal-use software and the website are expensed as incurred.

Cloud Computing Implementation Costs

Cloud computing implementation costs incurred for implementation, setup, and other upfront activities in a hosting arrangement that is a service contract are capitalized during the application development stage until the software is ready for its intended use and are included in other assets in the consolidated balance sheets. Upgrades and enhancements are capitalized if they will result in additional functionality. Amortization of capitalized costs is recorded on a straight-line basis over the term of the associated hosting arrangement, inclusive of certain renewal periods.

The Company's capitalized implementation costs for cloud computing arrangements, net consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Capitalized implementation costs	$ 3,819	$ 2,311
Less: accumulated amortization	(1,663)	(846)
Cloud computing arrangements, net	$ 2,156	$ 1,465

These cloud computing arrangements were primarily related to the implementation of the Company's customer relationship management system and a cloud-based data management platform, among other software implementations. During the years ended December 31, 2024 and 2023, the Company recorded amortization expense related to these implementation costs of $0.8 million and $0.6 million, respectively. During the year ended December 31, 2023, the Company wrote off $0.5 million of capitalized costs that were determined to not be usable.

Impairment Tests for Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment and right of use ("ROU") assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. No impairment losses have been recognized during the years ended December 31, 2024 and 2023, as no events or changes in circumstance have been identified that would indicate the carrying value of long-lived assets is not recoverable.

Leases

The Company leases its executive offices, retail showrooms, office and operational locations under operating leases. The fixed, non-cancelable terms of our real estate leases are generally 5-10 years. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments. Most of the real estate leases require payment of real estate taxes, insurance and certain common area maintenance costs in addition to future minimum lease payments.

The Company determines if an arrangement contains a lease at inception of a contract, and leases are classified at commencement as either operating or finance leases. For operating leases, the Company recognizes a ROU asset and a lease liability on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company does not have any finance leases.

The lease liability is determined as the present value of future lease payments over the lease term. As the rate implicit in the Company's leases is not readily determinable, the Company uses an incremental borrowing rate that is estimated to approximate the interest rate the Company would have to pay to borrow on a collateralized basis with similar terms and payments in an economic environment similar to where the leased asset is located. The ROU asset is recorded as the initial amount of the lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any tenant improvement allowance incentives received. Tenant incentives are amortized through the ROU asset as a reduction of lease expense over the lease term. Lease terms may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the option will be exercised.

The Company utilizes certain practical expedients and policy elections available under GAAP. The Company does not recognize ROU assets or lease liabilities for any lease with a term of twelve months or less and the Company has elected to not separate lease and non-lease components for all existing classes of assets.

Operating lease expenses for fixed lease payments are recognized on a straight-line basis over the lease term. Variable lease payments to the lessor such as maintenance, utilities, insurance, and real estate taxes are expensed as incurred.

Debt Issuance Costs

Costs that are direct and incremental to debt issuance are deferred and amortized to interest expense using the effective interest method over the expected life of the debt. All other costs related to debt issuance are expensed as incurred. The Company presents debt issuance costs associated with long-term debt as a reduction of the carrying amount of the debt. Unamortized costs related to the SVB Revolving Credit Facility are included in other assets on the consolidated balance sheets, See Note 8, *Debt*, for further discussion.

If the terms of a financing obligation are amended and accounted for as a debt modification by the Company, fees incurred directly with the lending institution are capitalized and amortized over the remaining contractual term using the effective interest method. Fees incurred with other parties are expensed as incurred. If the Company determines that there has been a substantial modification of a financing obligation, previously capitalized debt issuance costs are expensed and included in loss on extinguishment of debt in the consolidated statements of operations.

Revenue Recognition

Overview

Net sales primarily consist of revenue from diamond, gemstone and jewelry retail sales and payment is required in full prior to order fulfillment. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, typically within one to two business days after shipment. Credit is not extended to customers except through third-party credit cards or financing offerings. A return policy of 30 days from when the item is picked up or ready for shipment is typically provided; one complimentary resizing for standard ring styles is offered within 60 days of when an order is available for shipment or pickup; a lifetime manufacturing warranty is provided on all jewelry, with the exception of estate and vintage jewelry and center diamonds/gemstones; and a lifetime diamond upgrade program is included on all independently graded natural diamonds. The complimentary resizing, lifetime manufacturing warranty claims and lifetime diamond upgrades have not historically been material. An extended protection plan is offered through a third party that has different terms ranging from 2 years to lifetime that vary based on the item purchased.

The following table discloses total net sales by geography for the years ended December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	**2023**
United States	$ 406,208	$ 425,063
International	15,953	21,319
Total net sales	**$ 422,161**	**$ 446,382**

Revenue from customers is recognized as control of the promised goods is transferred to customers, which occurs upon delivery if the order is shipped, or at the time the customer picks up the completed product at a showroom. Customer payment is completed prior to order fulfillment; therefore, a significant financing component does not exist.

Revenue arrangements generally have one performance obligation and are reported net of estimated sales returns and allowances, which are determined based on historical product return rates and current economic conditions. The Company offers certain sales promotions such as a free gift that is delivered to or picked up by the customer if the purchase price of a product is over a certain dollar threshold. For these sales promotions, the free gift is delivered or picked up by the customer with the associated purchased product. Control of the product purchase and the free gift transfers at the same time and, therefore no deferral of revenue is required. The Company also offers an extended protection plan in the capacity of an agent on behalf of a third party that has different terms ranging from two years to lifetime that vary based on the item purchased. The commission that the Company receives from the third party is recognized at the time of sale less an estimate of cancellations based on historical experience. There are no additional performance obligations in relation to the third-party plan.

Sales taxes are collected and remitted to taxing authorities, and the Company has elected to exclude sales taxes from recognized revenues.

Contract Balances

Transactions where payment has been received from customers, but control has not transferred, are recorded as customer deposits in deferred revenue and revenue recognition is deferred until delivery has occurred. As of December 31, 2024, 2023, and 2022, total deferred revenue that includes our contract balances was $18.9 million, $19.6 million, and $18.6 million, respectively. During the years ended December 31, 2024 and 2023, the Company recognized $19.1 million and $18.1 million, respectively, of revenue that was deferred as of the last day of the respective prior year.

Sales Returns and Allowances

A returns asset account and a refund liabilities account are maintained to record the effects of estimated product returns and sales returns allowance. Returns asset and refund liabilities are updated at the end of each financial reporting period and the effect of such changes are accounted for in the period in which such changes occur.

The Company estimates anticipated product returns in the form of a refund liability based on historical return percentages and current period sales levels, and accrues a related returns asset for goods expected to be returned in salable condition less any expected costs to recover such goods, including return shipping costs that the Company may incur.

As of December 31, 2024 and 2023, refund liabilities balances were $2.9 million and $2.4 million, respectively, and are included as a provision for sales returns and allowances within accrued expenses and other current liabilities in the consolidated balance sheets. See Note 6, *Accrued Expenses and Other Current Liabilities*, for further discussion.

As of December 31, 2024 and 2023, returns asset balances were $1.1 million and $1.0 million, respectively, and are included within prepaid expenses and other current assets in the consolidated balance sheets.

Fulfillment Costs

The Company generally does not bill customers separately for shipping and handling charges. Fulfillment costs incurred by the Company when shipping to customers is reflected in cost of sales in the consolidated statements of operations.

Consignment Inventory Sales

Sales of consignment inventory are presented on a gross sales basis as control of the merchandise is maintained through the point of sale. The Company also provides independent advice, guidance and after-sales service to customers. Consigned products are selected at the discretion of the Company, and the determination of the selling price as well as responsibility of the physical security of the products is maintained by the Company. The products sold from consignment inventory are similar in nature to other products that the Company sells to customers and are sold on the same terms.

Cost of Sales

The Company purchases diamonds and gemstones from suppliers and utilizes third-party manufacturing suppliers for the production and assembly of substantially all jewelry sold by the Company. Cost of sales primarily includes merchandise costs, inbound freight charges, costs of shipping orders to customers, repair costs and related labor expenses, costs and reserves for disposal of obsolete, slow-moving or defective items and shrinkage.

Operating Expenses

Marketing and advertising expenses are generally expensed as incurred, except for certain production costs that are expensed the first time the advertising takes place. The Company may also enter into marketing service agreements with third parties where the Company prepays for certain services and recognizes the expense over the service agreement period.

General and administrative expenses consist of employee-related costs such as payroll and related benefit costs for the Company's employees, including equity-based compensation expense. General and administrative expenses also consist of information technology and other software related costs, certain facility-related costs, depreciation and amortization expense, merchant processing fees, customer service, as well as professional fees and other general corporate expenses.

Foreign Currency Transactions

Gains or losses resulting from foreign currency transactions are included within other income, net in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, losses from foreign currency transactions were $0.2 million and $0.3 million, respectively.

Equity-Based Compensation

Equity-based compensation is accounted for as an expense under the fair value recognition and measurement provisions of GAAP which requires compensation cost for the grant-date fair value of equity-based awards to be recognized over the requisite service period. The Company uses the straight-line method to amortize all stock awards granted over the requisite service period of the award. The Company accounts for forfeitures when they occur, and any compensation expense previously recognized on unvested equity-based awards will be reversed when forfeited.

The fair value of restricted stock units ("RSUs") is based on the fair value of the Class A common stock at the time of grant. No other equity-based compensation awards were granted during the years ended December 31, 2024 and 2023.

Distributions to Members

The Brilliant Earth LLC Agreement (the "LLC Agreement") provides for the distribution of cash in defined amounts sufficient to fund member income tax liabilities.

Income Taxes

The Company is subject to U.S. federal, state, and local income taxes with respect to its allocable share of any taxable income of Brilliant Earth, LLC assessed at the prevailing corporate tax rates. The Company accounts for its income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that the deferred tax assets will be realized. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change.

Uncertainty in income taxes is accounted for using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties. The Company would recognize penalties and interest related to uncertain tax positions within the income tax line item within the consolidated statements of operations. As of December 31, 2024 and 2023, no uncertain tax positions have been recorded. The Company will continue to monitor this position each interim period.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to enhance disclosures about significant segment expenses and other segment items and requires companies to provide all annual disclosures about segments in interim periods. All disclosure requirements were also required for public entities with a single reportable segment. The Company adopted the new standard effective December 31, 2024 and it did not have an impact on our consolidated financial statements but resulted in additional disclosures. See Note 12, *Segment Information*, for further discussion.

Accounting Pronouncements Issued but Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. This ASU will have no impact on the Company's consolidated financial statements except for additional disclosures and we are currently evaluating the impact on the income tax related disclosures.

In November 2024, the FASB issued ASU 2024-03, to improve financial reporting under ASC 220, Income Statement-Reporting Comprehensive Income. The guidance requires entities to disclose additional information about specific expense categories related to cost of sales and operating expenses in the notes to financial statements at interim and annual reporting periods. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are still evaluating the impacts this ASU will have on our financial statements and related disclosures.

NOTE 3. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income applicable to Brilliant Earth Group, Inc. by the weighted average shares of Class A common stock outstanding (and Class D common stock if outstanding) during the period. Diluted earnings per share is computed by adjusting the net income available to Brilliant Earth Group, Inc. and the weighted average shares outstanding to give effect to potentially dilutive securities. Shares of Class B and Class C common stock are not entitled to receive any distributions or dividends and are therefore excluded from this presentation since they are not participating securities.

Basic and diluted earnings per share of Class A common stock for the years ended December 31, 2024 and 2023, have been computed as follows (in thousands, except share and per share amounts):

	December 31,			
	2024		**2023**	
Numerator:				
Net income attributable to Brilliant Earth Group, Inc., BASIC	$	541	$	584
Add: Net income impact from assumed redemption of all LLC Units to common stock		3,453		4,150
Less: Income tax expense on net income attributable to NCI		(878)		(1,081)
Net income attributable to Brilliant Earth Group, Inc., after adjustment for assumed conversion, DILUTED	$	3,116	$	3,653
Denominator:				
Weighted average shares of common stock outstanding, BASIC		13,304,227		11,928,308
Dilutive effects of:				
Vested LLC Units that are exchangeable for common stock		84,884,486		84,699,687
Unvested LLC Units that are exchangeable for common stock		43,953		325,103
RSUs		120,258		102,118
Weighted average shares of common stock outstanding, DILUTED		98,352,924		97,055,216
BASIC earnings per share	$	0.04	$	0.05
DILUTED earnings per share	$	0.03	$	0.04

Net income attributable to the non-controlling interest is added back to net income in the fully dilutive computation and has been adjusted for income taxes which would have been expensed had the income been recognized by Brilliant Earth Group, Inc., a taxable entity. The weighted average common shares outstanding in the diluted computation per share assumes all outstanding LLC Units are converted and the Company will elect to issue shares of common stock upon redemption rather than cash-settle.

For the years ended December 31, 2024 and 2023, the dilutive impact of vested LLC Units convertible into common stock were included in the computation of diluted earnings per share under the if-converted method; the dilutive impact of unvested LLC Units and RSUs were included using the treasury stock method.

The following table presents the shares underlying RSUs, stock options, and unvested LLC units for the years ended December 31, 2024 and 2023, that have been excluded from the computation of earnings per share because such impact would be anti-dilutive:

	December 31,	
	2024	**2023**
RSUs	3,701,131	3,032,037
Stock options	709,147	795,763
Unvested LLC units	13,145	—

NOTE 4. INVENTORIES, NET

Inventories, net consist of the following (in thousands):

	December 31,		
	2024		2023
Loose diamonds	$ 6,097	$	8,168
Fine jewelry and other	32,732		29,975
Allowance for inventory obsolescence	(537)		(355)
Total inventories, net	$ 38,292	$	37,788

The allowance for inventory obsolescence consists of the following (in thousands):

	December 31,		
	2024		2023
Balance at beginning of period	$ (355)	$	(307)
Change in allowance for inventory obsolescence	(182)		(48)
Balance at end of period	$ (537)	$	(355)

As of December 31, 2024 and 2023, the Company had $15.6 million and $24.8 million, respectively, of consigned inventory held on behalf of suppliers which is not recorded in the consolidated balance sheets.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following (in thousands):

	December 31,		
	2024		2023
Equipment	$ 4,188	$	3,428
Furniture and fixtures	3,040		2,585
Leasehold improvements	25,682		21,999
Construction in progress	719		992
Other	1,018		1,059
Gross property and equipment	34,647		30,063
Less: accumulated depreciation	(13,021)		(8,016)
Total property and equipment, net	$ 21,626	$	22,047

Total depreciation expense was approximately $5.3 million and $4.2 million for the years ended December 31, 2024 and 2023, respectively. The amount of depreciation expense included in cost of sales in the consolidated statements of operations was $0.5 million with the remaining amount of depreciation expense included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2024. There was no depreciation expense included in cost of sales in the consolidated statements of operations for the year ended December 31, 2023.

NOTE 6.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,		
	2024		**2023**
Vendor expenses	$	12,609	$	12,400
Payroll expenses		6,191		6,027
Sales and other tax payable		4,276		4,040
Provision for sales returns and allowances		2,869		2,449
Current portion of TRA		—		186
Other		5,769		6,036
Total accrued expenses and other current liabilities	**$**	**31,714**	**$**	**31,138**

Included in accrued expenses and other current liabilities is a provision for sales returns and allowances. Returns are estimated based on past experience and current expectations and are recorded as an adjustment to revenue. Activity for the years ended December 31, 2024 and 2023 was as follows (in thousands):

	December 31,		
	2024		**2023**
Balance at beginning of period	$	2,449	$	2,332
Provision		26,218		23,713
Returns and allowances		(25,798)		(23,596)
Balance at end of period	**$**	**2,869**	**$**	**2,449**

NOTE 7.   LEASES

Total operating lease ROU assets and lease liabilities were as follows (in thousands):

		December 31,		
Assets	**Classification**	**2024**		**2023**
Operating ROU assets at cost	Operating lease right of use assets	$	48,394	$	42,169
Accumulated amortization	Operating lease right of use assets		(13,172)		(7,921)
Net book value		$	35,222	$	34,248
Liabilities				
Current:				
Operating leases	Current portion of operating lease liabilities	$	6,108	$	4,993
Noncurrent:				
Operating leases	Operating lease liabilities		35,856		35,572
Total lease liabilities		$	41,964	$	40,565

In May 2024, the Company entered into a sublet of a portion of leased office space to a third party for the remaining lease term. Sublease income is recognized on a straight-line basis over the sublease agreement.

Total operating lease costs were as follows (in thousands):

	Classification	December 31,			
		2024		2023	
Operating lease costs	General and administrative expense	$	7,768	$	6,912
Operating lease costs	Cost of sales		273		—
Variable lease costs	General and administrative expense		1,717		1,345
Variable lease costs	Cost of sales		143		—
Sublease income	General and administrative expense		(141)		—
Total lease costs		$	9,760	$	8,257

The maturity analysis of the operating lease liabilities as of December 31, 2024 was as follows (in thousands):

	Amount	
Years ending December 31,		
2025	$	8,395
2026		9,110
2027		7,770
2028		6,587
2029		5,710
Thereafter		13,307
Total minimum lease payments[(1)]		**50,879**
Less: imputed interest		(8,915)
Net present value of operating lease liabilities		**41,964**
Less: current portion		(6,108)
Long-term portion	$	**35,856**

(1) Future minimum lease payments exclude $1.8 million of future payments required under a signed lease agreement that has not yet commenced. This operating lease will commence after December 31, 2024 with a lease term of five years.

As of December 31, 2024, future minimum tenant operating receipts remaining under the third-party sublease were $0.5 million with a remaining sublease term of 1.9 years.

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate on long-term leases as of December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Weighted-average remaining lease term - operating leases	6.3 years	7.0 years
Weighted-average discount rate - operating leases	5.9 %	5.5 %
Supplemental cash flow information related to operating leases is as follows:		
Operating cash flows from operating leases	$ 8,208	$ 6,443

NOTE 8.   DEBT

The following table summarizes the net carrying amount of the Company's outstanding debt as of December 31, 2024 and 2023, net of debt issuance costs (in thousands):

	December 31, 2024			December 31, 2023		
	Outstanding principal	Debt issuance costs	Net carrying amount	Outstanding principal	Debt issuance costs	Net carrying amount
Current portion	$ 5,688	$ —	$ 5,688	$ 4,063	$ —	$ 4,063
Long-term	50,375	(365)	50,010	56,063	(490)	55,573
Total debt	**$ 56,063**	**$ (365)**	**$ 55,698**	**$ 60,126**	**$ (490)**	**$ 59,636**

SVB Credit Agreement

On May 24, 2022 (the "Closing Date"), Brilliant Earth, LLC, as borrower, and SVB, as administrative agent and collateral agent for the lenders, entered into a credit agreement (the "SVB Credit Agreement") which provides for a secured term loan credit facility of $65.0 million (the "SVB Term Loan") and a secured revolving credit facility in an amount of up to $40.0 million (the "SVB Revolving Facility", and together with the SVB Term Loan, the "SVB Credit Facilities").

The SVB Credit Facilities were used to refinance existing indebtedness, pay related fees and expenses, and will be used from and after the Closing Date for working capital and general corporate purposes. The SVB Credit Facilities mature on May 24, 2027 (the "Maturity Date"). As of December 31, 2024, there are no amounts outstanding under the SVB Revolving Facility and the amount available for future borrowings was $39.9 million, after accounting for outstanding letters of credit.

The SVB Credit Facilities are secured by substantially all assets of Brilliant Earth, LLC and any of its future material subsidiaries, subject to customary exceptions. Brilliant Earth, LLC's future material subsidiaries (subject to certain customary exceptions) will guarantee repayment of the SVB Credit Facilities. Borrowings under the SVB Credit Facilities bear interest at either (a) a secured overnight financing rate plus an annual adjustment of 0.125%, plus an applicable margin of 2.25% to 2.75%, depending on the Consolidated Total Leverage Ratio (defined below), or an alternate base rate plus an applicable margin of 1.25% to 1.75%, depending on the Consolidated Total Leverage Ratio, each subject to a 0.00% floor. In addition, Brilliant Earth, LLC has agreed to pay a commitment fee on the first day of each quarter on the unused amount of the SVB Revolving Credit Facility, equal to 0.25% to 0.35% per annum depending on the Consolidated Total Leverage Ratio. The Consolidated Total Leverage Ratio is defined as the ratio, as of the last day of any four fiscal quarter period, of (a) Consolidated Total Indebtedness of the Company and its subsidiaries to (b) the Consolidated EBITDA for such period (each term as further defined in the SVB Credit Agreement).

The SVB Term Loan is required to be repaid on the last day of each calendar quarter (commencing on September 30, 2022), in an amount equal to 1.25% per quarter through June 30, 2024, 1.875% per quarter from September 30, 2024 through June 30, 2025, and 2.50% per quarter thereafter, with the balance payable on the Maturity Date. The SVB Term Loan is also subject to certain mandatory prepayment requirements in connection with asset sales, casualty events and debt incurrence, subject to customary exceptions.

The SVB Credit Facilities are subject to customary affirmative covenants and negative covenants as well as financial maintenance covenants. The financial covenants are tested at the end of each fiscal quarter and require that (a) the Company and its subsidiaries not have a Consolidated Fixed Charge Coverage Ratio (defined as the ratio of (i) Consolidated EBITDA, less cash taxes (including tax distributions), less certain capital expenditures, less cash dividends and other cash restricted payments, to (ii) the sum of cash interest expense and scheduled principal payments on outstanding debt (in each case, as further defined in the SVB Credit Agreement)) of less than 1.25 to

1.00, (b) the Company and its subsidiaries not have a Consolidated Total Leverage Ratio of more than 4.00 to 1.00, and (c) Brilliant Earth, LLC and its subsidiaries not have a Consolidated Borrower Leverage Ratio (defined substantially similar as Consolidated Total Leverage Ratio, but limited to Brilliant Earth, LLC and its subsidiaries) in excess of 3.00 to 1.00 (which level is subject to temporary increases to 4.00 to 1.00 in connection with certain acquisitions).

On February 21, 2024, we entered into the First Amendment to the SVB Credit Agreement (the "First Amendment"), pursuant to which the lenders agreed to suspend the requirement to comply with the Consolidated Fixed Charge Coverage Ratio covenant on the last day of the fiscal quarters ended December 31, 2023, March 31, 2024, and June 30, 2024. The First Amendment also required us to maintain Balance Sheet Cash (defined as unrestricted cash and cash equivalents held in accounts with the lenders and their affiliates) in an amount greater than the sum of the aggregate principal amount outstanding under the SVB Revolving Facility (including issued letters of credit) and the aggregate principal amount of the SVB Term Loan outstanding at such time, which requirement applied at all times commencing on February 21, 2024 until the last day of the fiscal quarter ended June 30, 2024. After such time, the minimum Balance Sheet Cash covenant no longer applied.

As of December 31, 2024 the Company was in compliance with all applicable covenants under the SVB Agreement.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. On March 14, 2023, the FDIC announced the establishment of Silicon Valley Bridge Bank, N.A. (the "Bridge Bank") which assumed the deposits and obligations of SVB. On March 26, 2023, the FDIC announced that it had entered into a purchase and assumption agreement with First-Citizens Bank & Trust Company, Raleigh, North Carolina ("First Citizens") under which all deposits and loans of the Bridge Bank were assumed by First Citizens.

At December 31, 2024, deferred issuance costs included in other assets totaled $0.3 million, net of accumulated amortization of $0.3 million. At December 31, 2024, deferred issuance costs included in long-term debt totaled $0.4 million, net of accumulated amortization of $0.5 million. These costs are being amortized to interest expense over the term of the loan.

The Company's debt effective interest rate was 8.56% and 8.25%, for the years ended December 31, 2024 and 2023, respectively. Interest expense was $4.7 million and $4.9 million; and amortization of deferred issuance costs was $0.3 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the aggregate future principal payments under the SVB Term Loan were as follows (in thousands):

	Principal
Years ending December 31,	
2025	$ 5,688
2026	6,500
2027	43,875
Total aggregate future principal payments	**$ 56,063**

NOTE 9. STOCKHOLDERS' EQUITY AND MEMBERS UNITS

Summary Capitalization

The following summarizes the capitalization and voting rights of the Company's classes of equity as of December 31, 2024 and 2023:

| | | December 31, | | | |
| | | 2024 | 2023 | Votes per share | Economic Rights |
	Authorized	Outstanding			
Preferred stock	10,000,000	None	None		
Common stock:					
Class A	1,200,000,000	13,843,944	12,522,146	1	Yes
Class B	150,000,000	35,820,912	35,688,349	1	No
Class C	150,000,000	49,119,976	49,119,976	10	No
Class D	150,000,000	None	None	10	Yes
Common stock reserved for issuances:					
Conversion of LLC Units		84,940,888	84,808,325		
Unvested LLC Units		24,903	177,884		
Unvested RSUs		3,847,636	3,942,052		
Stock options		665,905	758,458		
Common LLC Units		84,940,888	84,808,325	No	Yes

Our Board of Directors (the "Board") is authorized to direct the Company to issue shares of preferred stock in one or more series and the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Through December 31, 2024, no series of preferred stock have been issued.

Shares of Class B and Class C common stock are not entitled to receive any distributions or dividends other than in connection with a liquidation and have no rights to convert into Class A common stock or Class D common stock, separate from an exchange or redemption of the LLC Interests corresponding to such shares of Class B common stock or Class C common stock, as applicable, as discussed below under *Brilliant Earth, LLC*. When a common unit is redeemed for cash or Class A or D common stock by a Continuing Equity Owner who holds shares of Class B common stock or Class C common stock, such Continuing Equity Owner will be required to surrender a share of Class B common stock or Class C common stock, as applicable, which will be cancelled for no consideration.

The Company must, at all times, maintain (i) a one-to-one ratio between the number of shares of Class A common stock issued to Brilliant Earth Group, Inc. and the number of LLC Interests owned by Brilliant Earth Group, Inc., and (ii) maintain a one-to-one ratio between the number of shares of Class B and Class C common stock owned by the Continuing Equity Owners and the number of LLC Interests owned by them.

The different classes of common stock as of December 31, 2024, are held as follows:

- 13,843,944 shares of Class A common stock that includes conversion of LLC Units and vesting of RSUs;

- 35,820,912 shares of Class B common stock are held by the Continuing Equity Owners excluding the Founders; and

- 49,119,976 shares of Class C common stock are held by the Founders.

Class C and D common stock may only be held by the Founders and their respective permitted transferees. No shares of Class D common stock are outstanding but may be issued in connection with an exchange by the Founders of their LLC Interests (along with an equal number of shares of Class C common stock and such shares shall be immediately cancelled).

Brilliant Earth, LLC

As of December 31, 2024, Brilliant Earth Group, Inc. holds a 14.0% economic interest in Brilliant Earth, LLC through its ownership of 13,843,944 LLC Units, but consolidates Brilliant Earth, LLC as sole managing member. The remaining 84,940,888 LLC units representing an 86.0% interest are held by the Continuing Equity Owners and presented in the consolidated financial statements as a non-controlling interest.

The organization agreements include a provision for the Continuing Equity Owners, subject to certain exceptions from time to time at each of their option, to require Brilliant Earth, LLC to redeem all or a portion of their LLC Units in exchange for, at the Company's election, newly-issued shares of Class A common stock or Class D common stock, as applicable, on a one-for-one basis or, at the Company's election, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the LLC Agreement. The redemption feature is not bifurcated from the underlying LLC Unit.

Issuance of Additional LLC Units

Under the LLC Agreement, the Company is required to cause Brilliant Earth, LLC to issue additional LLC Interests to the Company when the Company issues additional shares of Class A common stock. Other than as it relates to the issuance of Class A common stock in connection with an equity incentive program, the Company must contribute to Brilliant Earth, LLC net proceeds and property, if any, received by the Company with respect to the issuance of such additional shares of Class A common stock. The Company must cause Brilliant Earth, LLC to issue a number of LLC Interests equal to the number of shares of Class A common stock issued such that, at all times, the number of LLC Interests held by the Company equals the number of outstanding shares of Class A common stock.

Distributions to Members Related to Their Income Tax Liabilities

As a limited liability company treated as a partnership for income tax purposes, Brilliant Earth, LLC does not incur significant federal, state or local income taxes, as these taxes are primarily the obligations of its members. Under the LLC Agreement, Brilliant Earth, LLC is required to distribute cash, to the extent that Brilliant Earth, LLC has cash available, on a pro rata basis to its members to the extent necessary to cover the members' tax liabilities, if any, with respect to each member's share of Brilliant Earth, LLC taxable earnings. Brilliant Earth, LLC makes such tax distributions to its members quarterly, based on an estimated tax rate and projected year-to-date taxable income, with a final accounting once actual taxable income or loss has been determined. Such distributions totaled approximately $1.6 million and $9.9 million for the years ended December 31, 2024 and 2023, respectively.

Repurchase Program

In December 2023, the Board approved a share repurchase program authorizing the Company to purchase up to an aggregate of $20.0 million of the Company's Class A common stock through the expiration of the program in December 2026.

The Company may repurchase shares, under the program, from time to time through open market purchases, in privately negotiated transactions or by other means. Open market repurchases will be structured to occur in accordance with applicable federal securities law, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization. The timing, amount, and manner of stock repurchases will be determined at the Company's discretion, subject to business, economic and market conditions, corporate needs and regulatory requirements, prevailing stock prices and other considerations. The share repurchase program does not obligate the Company to acquire a specific number of shares of Class A common stock and may be suspended, terminated, or modified at any time without notice, at the discretion of the Board.

Repurchases of equity are accounted for as treasury stock and reported at the purchase price as a reduction of equity within the consolidated balance sheet.

NOTE 10. EQUITY-BASED COMPENSATION

Overview

The 2021 Incentive Award Plan and the 2021 Employee Stock Purchase Plan (the "2021 Plans") were adopted to attract, retain, and motivate selected employees, consultants, and directors through the granting of equity-based compensation awards and cash-based performance bonus awards. The compensation committee or its approved designees administer the 2021 Plans. Subject to the terms and conditions of the 2021 Plans, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plans.

As of December 31, 2024 we have reserved 12,593,079 shares of common stock for issuance pursuant to a variety of equity-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, and other equity-based awards under the 2021 Incentive Award Plan. In addition, 1,847,197 shares of Class A common stock are reserved for issuance under our Employee Stock Purchase Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Incentive Award Plan is increased by an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by the Board; provided, however, that no more than 81,929,342 shares of stock may be issued upon the exercise of incentive stock options. As of December 31, 2024, 5,072,048 shares of common stock are available for future grants under the 2021 Incentive Award Plan. Vesting is subject to certain change in control provisions as provided in the award agreements.

Grants of Restricted Stock Units

The fair value of RSUs are based on the fair value of a Class A share of common stock at the time of grant. RSUs have a time-based vesting requirement (based on continuous employment). Upon vesting, the RSUs convert into Class A common stock; unvested RSUs are not considered outstanding shares of Class A common stock. The agreements generally provide for 25% vesting at the first anniversary of the date of the grant (or a shorter period at the administrator's discretion), with the remainder vesting quarterly over the following three years.

The following table summarizes the activity related to the Company's RSUs for the year ended December 31, 2024:

	Number of Restricted Stock Units		Weighted average grant date fair value per unit
Balance as of December 31, 2022, unvested	3,158,686	$	9.01
Granted	2,640,038	$	4.28
Vested	(1,064,101)	$	9.07
Forfeited	(792,571)	$	7.65
Balance as of December 31, 2023, unvested	3,942,052	$	6.10
Granted	2,075,931	$	2.77
Vested	(1,587,519)	$	6.28
Forfeited	(582,828)	$	5.71
Balance as of December 31, 2024, unvested	3,847,636	$	4.29

The total fair value of RSUs vested for the years ended December 31, 2024 and 2023, was $10.0 million and $9.7 million, respectively.

Total compensation expense for RSUs was approximately $9.2 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the consolidated statements of operations. The Company recognized $0.1 million of tax benefit associated with the equity-based compensation expense for RSUs for the years ended December 31, 2024, and $0.1 million of tax benefit for the year ended December 31, 2023, respectively.

As of December 31, 2024, total compensation expense related to unvested RSUs not yet recognized was $14.2 million and the weighted-average period over which the compensation is expected to be recognized was 2.1 years.

Stock Options

Stock option awards have a time-based vesting requirement that is based on continuous employment. Upon vesting, the stock options are exercisable into Class A common stock. Vesting is generally over four years from the date of grant and options may be exercised up to 10 years from the date of issuance.

The following table summarizes the activity related to the outstanding and exercisable stock options:

	Number of options		Weighted average exercise price		Weighted average grant date fair value per option	Weighted average remaining contractual term (years)
Outstanding as of December 31, 2023	758,458	$	12.00	$	4.27	7.7
Forfeited	(92,553)	$	12.00	$	4.28	
Outstanding as of December 31, 2024	665,905	$	12.00	$	4.27	6.7
Exercisable as of December 31, 2024	627,870	$	12.00	$	4.27	6.7
Unvested as of December 31, 2024	38,035	$	12.00	$	4.29	6.7
Vested and expected to vest as of December 31, 2024	665,905	$	12.00	$	4.27	6.7

As of December 31, 2024, the vested stock options did not have an aggregated intrinsic value as the exercise price exceeded the estimated fair market value of the stock options.

Total compensation expense for stock options was approximately $0.6 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the consolidated statements of operations. No tax benefit was associated with the equity-based compensation expense for stock options.

As of December 31, 2024, total compensation expense related to unvested option awards not yet recognized was $0.2 million and the weighted-average period over which the compensation is expected to be recognized was less than 1.0 year.

LLC Units

The fair value of restricted LLC Units was based on the fair value of an unrestricted LLC Unit at the date of grant. The following table summarizes the activity related to the unvested LLC Units:

	Number of LLC Units	Weighted average grant date fair value per unit
Balance, December 31, 2023, unvested	177,884	$ 0.93
Forfeited	(4,158)	$ 0.21
Vested	(148,823)	$ 0.85
Balance, December 31, 2024, unvested	24,903	$ 1.50

The total fair value of LLC Units vested for the years ended December 31, 2024 and 2023, was $0.1 million and $0.2 million, respectively.

Total compensation expense for LLC Units was approximately $0.1 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the consolidated statements of operations.

As of December 31, 2024, total expense related to unvested LLC Units not yet recognized was less than $0.1 million and the weighted-average period over which the compensation is expected to be recognized was less than 1.0 year.

NOTE 11. INCOME TAXES AND TAX RECEIVABLE AGREEMENT

Overview of Income Taxes

Brilliant Earth Group, Inc. is taxed as a subchapter C corporation and is subject to federal and state income taxes. Brilliant Earth Group, Inc.'s sole material asset is its ownership interest in Brilliant Earth, LLC, which is a limited liability company that is taxed as a partnership for U.S. federal and certain state and local income tax purposes. Brilliant Earth, LLC's net taxable income or loss and related tax credits, if any, are passed through to its members on a pro-rata basis and included in the member's tax returns. The income tax burden on the earnings taxed to the non-controlling interest holders is not reported by the Company in its consolidated financial statements under GAAP.

The Company files U.S. federal and certain state income tax returns. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on those jurisdictions' rules, generally after the income tax returns are filed.

Income Tax (Expense) Benefit and Deferred Tax Asset

The Company has recorded a deferred tax asset primarily related to the outside basis difference between GAAP and reporting for income tax purposes of the Brilliant Earth Group, Inc.'s investment in Brilliant Earth, LLC. The basis difference resulted from the step-up in basis allowed under Section 743(b) and 197 of the Internal Revenue Code related to the purchase of LLC Units from the Continuing Equity Owners. The deferred tax asset is expected to be amortized over the useful lives of the underlying assets. In assessing the realizability of deferred tax assets, management determined that it was more likely than not that the deferred tax assets will be realized.

Provision for Income Taxes

Brilliant Earth Group, Inc.'s income tax expense was $0.2 million and income tax benefit was $0.4 million for the years ended December 31, 2024 and 2023, respectively. Brilliant Earth Group, Inc. had no business transactions or activities, and accordingly, no amounts related to income taxes were incurred by the Company.

Total Company earnings earned in the United States and used to compute income taxes as follows (in thousands):

	December 31,			
	2024		**2023**	
Pre-tax earnings of the Company	$	4,154	$	4,303
Earnings allocable to NCI (not allocable to the Company)		(3,453)		(4,150)
Pre-tax earnings of Brilliant Earth Group, Inc.		701		153
Income tax (expense) benefit of Brilliant Earth Group, Inc.		(160)		431
After tax earnings of Brilliant Earth Group, Inc.	$	541	$	584

The components of the benefit from income taxes are as follows (in thousands):

	December 31,			
	2024		**2023**	
Current tax expense				
Federal	$	—	$	—
State		32		57
Total current income tax expense		32		57
Deferred tax expense (benefit)				
Federal		(83)		(389)
State		211		(99)
Total deferred income tax benefit		128		(488)
Total income tax expense (benefit)	$	160	$	(431)

A reconciliation of the expected federal statutory rate of 21.0% to the effective rate is as follows (in thousands):

| | December 31, | | | |
| | 2024 | | 2023 | |
	Tax effect	Rate	Tax effect	Rate
Brilliant Earth Group, Inc. expected tax expense at statutory rate	$ 147	21.0%	$ 32	21.0%
Less: equity interest in earnings of subsidiary not taxable (permanent difference)	(458)	(65.3)%	(309)	(202.1)%
Brilliant Earth Group, Inc. level pre-tax loss as adjusted for tax	(311)	(44.3)%	(277)	(181.1)%
Income from investee per K-1 (inside basis difference)	542	77.3%	338	221.0%
Loss from step up in outside basis	$ (477)	(68.1)%	$ (492)	(322.0)%
Outside basis movement	406	57.9%	—	—%
Income tax expense (benefit) at effective rate	$ 160	22.8%	$ (431)	(282.1)%

The components of deferred tax assets are as follows (in thousands):

| | December 31, | | | |
	2024		2023	
Deferred tax assets				
Outside basis difference in investment	$	8,386	$	8,773
Net operating loss carryforwards		1,250		972
Net deferred tax asset	$	9,636	$	9,745

The Company recognizes deferred tax assets to the extent it believes, based on available evidence, that it is more likely than not that they will be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations. For the years ended December 31, 2024 and 2023, the Company evaluated the likelihood it would realize its deferred tax assets and determined the probability to be more likely than not, and accordingly, no valuation allowance was recognized.

As of December 31, 2024, the Company has total federal net operating loss carryforwards ("NOLs") of $4.9 million that have no expiration date. The Company also has total state NOLs of $4.9 million that begin to expire in 2036. Management believes on a more likely than not basis that the Company will be able to realize the tax benefit of its NOLs carryforwards.

Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

Uncertain Tax Positions

The Company follows the provisions of GAAP relating to uncertainty in income taxes as it prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded in the consolidated financial statements.

As of December 31, 2024, the Company had not incurred or recorded any penalties or interest related to income taxes in the consolidated statements of operations. Additionally, the Company did not record any uncertain tax positions on the consolidated balance sheets as management concluded that no such positions existed as of December 31, 2024.

The Company is subject to examination for the years ended December 31, 2024, 2023, 2022, and the period from September 22, 2021 to December 31, 2021. The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.

Tax Receivable Agreement

As each of the Continuing Equity Owners elect to convert their LLC Interests into Class A common stock or Class D common stock, as applicable, Brilliant Earth Group, Inc. will succeed to their aggregate historical tax basis which will create a net tax benefit to the Company. These tax benefits are expected to be amortized over 15 years pursuant to Sections 743(b) and 197 of the Code. The Company will only recognize a deferred tax asset for financial reporting purposes when it is "more-likely-than-not" that the tax benefit will be realized.

In addition, as part of the IPO, the Company entered into a TRA with the Continuing Equity Owners to pay 85% of the tax savings from the tax basis adjustment to them as such savings are realized. Amounts payable under the TRA are contingent upon, among other things, generation of sufficient future taxable income during the term of the TRA. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA will be estimated at the time of any purchase or redemption as a reduction to shareholders' equity. The effect of subsequent changes in enacted tax rates will be included in net income.

As of December 31, 2024, related to the TRA, the Company has recorded (i) a deferred tax asset in the amount of $8.4 million, (ii) a corresponding estimated liability with a balance of $7.8 million representing 85% of the projected tax benefits to the TRA Owners; and (iii) $0.8 million of additional paid-in capital.

NOTE 12. SEGMENT INFORMATION

The Company operates in one operating and reporting segment which is the retail sale of diamonds, gemstones and jewelry. See Note 2, *Summary of Significant Accounting Policies,* for disclosure of total net sales by geography. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer ("CEO"), has chosen to review financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The CODM utilizes net income to assess financial performance and allocate resources.

The CODM does not review assets at a different asset level or category other than as presented on the consolidated balance sheets.

The CODM is provided with and uses the consolidated expenses as noted on the face of the income statement.

NOTE 13.   COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. In addition, the Company is subject to examination by various tax authorities. Although the Company cannot predict with assurance the outcome of any litigation or audit, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company's financial condition, results of operations or cash flows. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, to the extent possible, the Company discloses the range of such reasonably possible losses.

On December 5, 2022, plaintiff Veronica Cusimano, a former employee of the Company, filed a representative action against the Company pursuant to the Private Attorneys General Act of 2004 in California Superior Court, Los Angeles County. The complaint alleges, on behalf of the plaintiff and similarly situated employees and former employees in California, various claims under the California Labor Code related to wages, overtime, meal and rest breaks, reimbursement of business expenses, wage statements and records, and other similar allegations. The plaintiff seeks civil penalties, attorneys' fees and costs in unspecified amounts, and other unspecified damages. On February 10, 2023, the Company filed a petition to compel arbitration on the basis of an agreement between the plaintiff and the Company to arbitrate any claims between them. On April 28, 2023, the petition was denied. On May 9, 2023, the Company appealed the Superior Court's denial of its petition to compel arbitration to the California Court of Appeal, Second Appellate District. On February 24, 2025, the Court of Appeal affirmed the Superior Court's ruling. The Company intends to vigorously defend the alleged individual and representative claims, and, at this time, any liability related to the alleged claims is not currently probable or reasonably estimable.

Non-Income Related Taxes

The Company collects and remits sales and use taxes in a variety of jurisdictions across the U.S. The amounts payable to relevant sales and use tax authorities are accrued in the period incurred and presented on the balance sheet as a component of accrued expenses and other current liabilities.

Purchase Obligations

From time to time in the normal course of business, the Company will enter into agreements with suppliers or service providers. As of December 31, 2024, unconditional future minimum payments under agreements to purchase services primarily related to information technology and software, as well as marketing and advertising spending. The aggregate value of purchases from these suppliers or service providers totaled $4.2 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

The amounts in the table below represent the Company's unconditional future minimum commitments with a remaining term in excess of 12 months as of December 31, 2024:

Years ending December 31,		
2025	$	4,007
2026		3,645
2027		525
Total	**$**	**8,177**

Capital Commitments

The Company may enter into commitments to expand various locations, which generally include design, store construction and improvements. As of December 31, 2024, these commitments totaled $0.8 million, related to new showroom construction and improvements to existing locations.

401(K) Plan

The Company maintains a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides for voluntary contributions from the Company and its employees and certain other service providers. Contributions from the Company were $1.7 million and $1.4 million, for the years ended December 31, 2024 and 2023, respectively.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weakness previously identified by management and described below.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting, due to the material weakness described below, was not effective as of December 31, 2024.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed, our management identified a material weakness in internal control related to ineffective information technology general controls ("ITGCs") in the areas of change management, user access and segregation of duties related to certain information technology ("IT") systems

that support the Company's financial reporting processes, resulting in ineffective automated and IT-dependent controls including journal entries. We believe that these control deficiencies were due to gaps in the sufficiency of IT resources and risk-assessment processes to identify and assess access in certain IT environments that could impact internal controls over financial reporting.

The material weakness did not result in any identified misstatements in our consolidated financial statements, and there were no changes to previously issued financial results. However, because the material weakness creates a reasonable possibility that a material misstatement to our consolidated financial statements would not be prevented or detected on a timely basis, the Company's management concluded the Company's internal control over financial reporting was ineffective.

Remediation

In response to this material weakness in internal control over financial reporting related to ineffective ITGCs for key IT systems, the Company has taken and is continuing to take actions to remediate change management and access related control failures. Items that have been completed and are in process of being completed as part of our remediation plan include: (i) hired a director of ITGC position to expand the management and governance over ITGCs, (ii) developed and implemented additional company wide training addressing internal controls, and strengthening change management procedures, (iii) enhancing processes around reviewing privileged access to key financial systems and ensuring appropriate segregation of duties, (iv) strengthening change management procedures, (v) enhancing the existing access management procedures and ownership; and (vi) establishing and monitoring metrics within information technology to track adherence to access and change management controls. Our remediation plan can only be accomplished over time and will be continually reviewed to determine that it is achieving its objectives.

The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively. Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that it will prevent or avoid potential future material weaknesses.

Auditor's Report on Internal Control Over Financial Reporting

This Annual Report on Form 10-K does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than the actions to remediate the material weakness in our internal control over financial reporting as described above, which were ongoing as of the date of issuance of this Form 10-K, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

    a.   Disclosure in lieu of reporting on a Current Report on Form 8-K.
        None.

    b.   Insider Trading Arrangements and Policies

During the three months ended December 31, 2024, the following directors and "officers" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified or terminated "Rule 10b5-1 trading arrangements" and/or "non-Rule 10b5-1 trading arrangements" (each as defined in Item 408 of Regulation S-K).

On December 3, 2024, Jennifer Harris, a member of the Company's Board of Directors, adopted a Rule 10b5-1 trading arrangement (the "Harris Sales Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act and which provides for the sale of up to an aggregate of 22,581 shares of Class A common stock (a portion of the shares of Class A common stock to be received by Ms. Harris upon the vesting of restricted stock units, as set forth in the Harris Sales Plan). The Harris Sales Plan will remain in effect until the earliest of (1) the close of business on the second business day after the initial trade date (on or within two business days after June 16, 2025), (2) the date on which an aggregate of 22,581 shares of Class A common stock have been sold under the Harris Sales Plan, or (3) such time as the Harris Sales Plan is otherwise terminated or expires according to its terms.

On December 11, 2024, Just Rocks, Inc., a Delaware corporation which is jointly owned and controlled by Beth Gerstein, the Company's Chief Executive Officer and a member of the Board of Directors, and Eric Grossberg, the Company's Executive Chairman, adopted a Rule 10b5-1 trading arrangement (the "Just Rocks Sales Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act and which provides for the sale of up to 700,000 shares of Class A common stock. The Just Rocks Sales Plan will remain in effect until the earliest of (1) November 14, 2025, (2) the date on which an aggregate of 700,000 shares of Class A common stock have been sold under the Just Rocks Sales Plan, or (3) such time as the Just Rocks Sales Plan is otherwise terminated or expires according to its terms.

On December 11, 2024, Mainsail Partners III, L.P., Mainsail Co-Investors III, L.P. and Mainsail Incentive Program, LLC (together, the "Mainsail Entities") adopted a Rule 10b5-1 trading arrangement (the "Mainsail Sales Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act. Gavin Turner, a member of the Company's Board of Directors, is the Managing Partner of Mainsail Management Company, LLC ("Mainsail Partners") and may be deemed to have a pecuniary interest in the Class A common stock owned by the Mainsail Entities. The Mainsail Sales Plan provides for the sale of up to an aggregate of 1,000,000 shares of Class A common stock. The Mainsail Sales Plan will remain in effect until the earliest of (1) August 28, 2025, (2) the date on which an aggregate of 1,000,000 shares of Class A common stock have been sold under the Mainsail Sales Plan, or (3) such time as the Mainsail Sales Plan is otherwise terminated or expires according to its terms.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a written code of business conduct and ethics, which applies to all of our directors, officers and employees, including our principal executive officer and our principal financial and accounting officer. Our Code of Business Conduct and Ethics is available on our website www.brilliantearth.com in the "Investor Relations" section under "Governance – Governance Overview." In addition, we intend to post on our website all disclosures that are required by law or listing rules of the Nasdaq Global Market concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

The remaining information required by this item will be included under the captions "Election of Directors," "Executive Officers," and Corporate Governance" in our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024 (the "2025 Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included under the captions "Board Compensation," "Executive Compensation" and "Other Matters—Compensation Committee Interlocks and Insider Participation" in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Security Authorized For Issuance Under Equity Compensation Plans" in the 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance" in the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included under the caption "Independent Registered Public Accounting Firm Fees and Other Matters" in the 2025 Proxy Statement and is incorporated herein by reference.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1) Financial Statements.

The financial statements required by this item are listed in Part II, Item 8 "Financial Statements and Supplementary Data" herein.

(a)(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed / Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Brilliant Earth Group, Inc.	8-K	001-40836	3.1	9/27/2021	
3.2	Amended and Restated Bylaws of Brilliant Earth Group, Inc.	8-K	001-40836	3.2	9/27/2021	
4.1	Specimen Stock Certificate evidencing shares of Class A Common Stock	S-1/A	333-259164	4.1	9/14/2021	
4.2	Description of Capital Stock	10-K	001-40836	4.2	3/22/2022	
10.1	Amended and Restated Limited Liability Company Agreement of Brilliant Earth, LLC, dated as of September 22, 2021.	8-K	001-40836	10.1	9/27/2021	
10.2	Tax Receivable Agreement, dated as of September 22, 2021, by and among Brilliant Earth Group, Inc., Brilliant Earth LLC and its Members.	8-K	001-40836	10.2	9/27/2021	
10.3	Registration Rights Agreement, dated September 22, 2021, by and among Brilliant Earth Group, Inc., Brilliant Earth LLC and its Original Equity Owners.	8-K	001-40836	10.3	9/27/2021	
10.4	Stockholders Agreement, dated September 22, 2021, by and among Brilliant Earth Group, Inc., Brilliant Earth LLC and the Original Members.	8-K	001-40836	10.4	9/27/2021	
10.5#	Employment Agreement dated as of May 10, 2023 by and between Beth Gerstein and Brilliant Earth Group, Inc.	10-Q	001-40836	10.1	5/12/2023	
10.6#	Employment Agreement dated as of May 10, 2023 by and between Eric Grossberg and Brilliant Earth Group, Inc.	10-Q	001-40836	10.2	5/12/2023	
10.7#	Employment Agreement dated as of May 10, 2023 by and between Jeffrey Kuo and Brilliant Earth Group, Inc.	10-Q	001-40836	10.3	5/12/2023	
10.8#	Employment Agreement dated as of August 25, 2024 by and between Sharon Dziesietnik and Brilliant Earth Group, Inc.	10-Q	001-40836	10.1	11/08/2024	
10.9#	Brilliant Earth Group, Inc. 2021 Incentive Award Plan.	S-8	333-259736	99.1	9/23/2021	
10.10#	Brilliant Earth Group, Inc. 2021 Employee Stock Purchase Plan.	S-8	333-259736	99.2	9/23/2021	

10.11#	Form of Brilliant Earth, LLC Unit Restriction Agreement (Class M Units).	S-1/A	333-259164	10.9	9/14/2021	
10.12#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.	S-1/A	333-259164	10.11	9/14/2021	
10.13#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan.	S-1/A	333-259164	10.12	9/14/2021	
10.14#	Non-Employee Director Compensation Program.	S-1/A	333-259164	10.14	9/14/2021	
10.15	Form of Indemnification Agreement.	S-1/A	333-259164	10.15	9/14/2021	
10.16†+	Senior Secured Credit Facilities Credit Agreement dated as of May 24, 2022, as amended by the First Amendment to Credit Agreement, dated February 21, 2024, among Brilliant Earth, LLC as the Borrower, the several lenders from time to time party thereto, Silicon Valley Bank as Administrative Agent, Joint Lead Arranger, Bookrunner, Issuing Lender and Swingline Lender and JPMorgan Chase Bank, N.A., as Joint Lead Arranger.	10-K	001-40836	10.15	3/28/2024	
10.17	Amendment No. 1 dated as of March 12, 2025 to the Tax Receivable Agreement, dated as of September 22, 2021, by and among Brilliant Earth Group, Inc., Brilliant Earth LLC and its Members					*
19.1	Brilliant Earth Group, Inc. Insider Trading Compliance Policy					*
21.1	Subsidiaries of Brilliant Earth Group, Inc.	10-K	001-40836	21.1	3/22/2022	
23.1	Consent of Independent Registered Public Accounting Firm					*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.					**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97.1#	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	001-40836	97.1	3/28/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.
#	Indicates a management or compensatory plan.

†   Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). Brilliant Earth agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

+   Certain portions of this exhibit (indicated by "[****]") have been redacted pursuant to Regulation S-K Item 601(b)(10)(iv) because such information is (i) not material and (ii) is the type that the registrant treats as private or confidential.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2025

Brilliant Earth Group, Inc.

/s/ Beth Gerstein

Name:	Beth Gerstein
Title:	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jeffrey Kuo

Name:	Jeffrey Kuo
	Chief Financial Officer (Principal Financial and Accounting
Title:	Officer)

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Beth Gerstein Beth Gerstein	Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2025
/s/ Jeffrey Kuo Jeffrey Kuo	Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2025
/s/ Eric Grossberg Eric Grossberg	Executive Chairman	March 13, 2025
/s/ Ian M. Bickley Ian M. Bickley	Director	March 13, 2025
/s/ Jennifer N. Harris Jennifer N. Harris	Director	March 13, 2025
/s/ Attica A. Jaques Attica A. Jaques	Director	March 13, 2025
/s/ Beth J. Kaplan Beth J. Kaplan	Director	March 13, 2025
/s/ Gavin M. Turner Gavin M. Turner	Director	March 13, 2025

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Executive Officers

Beth Gerstein, Chief Executive Officer & Director

Eric Grossberg, Executive Chairman

Jeffrey Kuo, Chief Financial Officer

Sharon Dziesietnik, Chief Operations Officer

Board of Directors

Ian M. Bickley
Experienced Global Fashion & Luxury Executive

Beth Gerstein
Chief Executive Officer & Director
Brilliant Earth Group, Inc.

Eric Grossberg
Executive Chairman
Brilliant Earth Group, Inc.

Jennifer N. Harris
Chief Financial Officer
Hapax, Inc.

Attica A. Jacques
SVP & General Manager
Ancestry.com LLC

Beth J. Kaplan
Experienced Consumer Goods & Retail Executive

Gavin M. Turner
Managing Partner
Mainsail Partners

Stockholder and Corporate Information

Transfer Agent
Equiniti Trust Company, LLC (EQ)
PO Box 500
Newark, NJ 07101
Phone: 800.937.5449
www.equiniti.com

Annual Meeting of Stockholders
Wednesday, June 18, 2025
 9:00 a.m., Pacific Time
Via live webcast
www.virtualshareholdermeeting.com/BRLT2025

Class A Common Stock Listing
Nasdaq: BRLT

Corporate Headquarters
300 Grant Avenue
Third Floor
San Francisco, CA 94108
www.brilliantearth.com

Independent Registered Public Accounting Firm
BDO USA, P.C.

Investor Relations
Investorrelations@brilliantearth.com

Available Information
We make available free of charge under the Investor Relations section of our website, *investors.brilliantearth.com*, filings we make with the Securities and Exchange Commission (SEC) and other information about the company. Filings we make with the SEC may also be accessed free of charge on the SEC's publicly available website, *www.sec.gov*.